As filed with the Securities and Exchange Commission on January 11, 2008

Registration No. 333-146226

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EMPHASYS MEDICAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	94-3369555
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

700 Chesapeake Drive

Redwood City, CA 94063

(650) 364-0400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John G. McCutcheon

President and Chief Executive Officer

Emphasys Medical, Inc.

700 Chesapeake Drive

Redwood City, CA 94063

(650) 364-0400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark B. Weeks Edward Y. Kim Lora D. Blum Heller Ehrman LLP 275 Middlefield Road Menlo Park, CA 94025 Telephone: (650) 324-7000 Facsimile: (650) 324-0638	Bruce K. Dallas Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 Telephone: (650) 752-2000 Facsimile: (650) 752-2111

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	$86,250,000	$2,648(3)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares of common stock that the underwriters have an option to purchase to cover over-allotments, if any.
(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued January 11, 2008

             Shares

COMMON STOCK

Emphasys Medical, Inc. is offering                  shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $             and $              per share.

We have applied to list our common stock on the NASDAQ Global Market under the symbol “EMPH.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Emphasys Medical, Inc.
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional              shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                     , 2008.

MORGAN STANLEY

THOMAS WEISEL PARTNERS LLC

LEERINK SWANN

CANACCORD ADAMS

                    , 2008

emphasys®

Breathing innovation into life.

Emphasys Medical has developed a new, minimally invasive treatment option for patients with emphysema. Emphasys' endobronchial valve (EBV) therapy involves placing small, one-way valves in patients' lungs to control airflow. The procedure is designed to be reversible and in a recently completed pivotal trial the device demonstrated statistically significant improvements in lung function and exercise tolerance in patients with emphysema.

:THETHERAPY

Emphasys EBV Therapy

1

Diseased lung regions over-inflate, making breathing difficult.

2

Zephyr® EBV is deployed in airway using a flexible delivery catheter.

3

One-way valve is designed to block inspired air while allowing trapped air and fluid to escape.

4

Volume of targeted portion of lung is reduced, allowing healthier regions to function more normally.

The Zephyr® endobronchial valve system has not yet received FDA approval.

emphasys®

Breathing innovation into life.

You should rely only on the information contained in this prospectus and any free-writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized anyone to provide you with information different from or in addition to that contained in this prospectus or any related free-writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospects may have changed since that date.

Through and including                     , 2008 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors” beginning on page 7 and the financial statements and related notes, before making an investment decision. As used in this prospectus, references to “Emphasys,” “Emphasys Medical,” “we,” “our” and “us” in this prospectus refer to Emphasys Medical, Inc., unless the context requires otherwise.

EMPHASYS MEDICAL, INC.

Corporate Overview

We are a medical technology company focused on developing and commercializing therapeutic devices for the treatment of patients with emphysema and other debilitating breathing disorders. We recently completed our pivotal clinical trial to demonstrate the efficacy and safety of our first product, the Emphasys endobronchial valve, or EBV, in patients with emphysema. We refer to this device as the Zephyr EBV. We submitted our application for Premarket Approval, or PMA, to the U.S. Food and Drug Administration, or FDA, in September 2007, and, in October 2007, the FDA granted our PMA application expedited review. Expedited review status means that a PMA application is placed at the beginning of the appropriate review queue and receives additional review resources, as needed. While our PMA application has been granted expedited review, this grant does not change the standards associated with obtaining FDA approval, nor does it imply that the FDA has performed an in-depth evaluation of the safety and effectiveness of the Zephyr EBV. We believe we are the first company to have submitted a PMA application for a device to improve lung function in emphysema patients. We anticipate receiving FDA approval for the Zephyr EBV and beginning sales in the United States in late 2008. The Zephyr EBV has received CE marking, and we have begun selling our product on a limited basis in Europe and in several Asia-Pacific regions including Australia, Hong Kong and Singapore. We are planning a full commercial launch of our product through distributors in Europe by mid-2008, although we anticipate that a substantial majority of our future revenue will result from domestic sales of our product once we receive FDA approval and begin sales in the United States.

Emphysema is a debilitating disease that progressively destroys lung tissue, resulting in a diminishing ability to breathe. The lung damage caused by emphysema is irreversible. In patients with emphysema, diseased portions of the lung lose their ability to exchange oxygen and carbon dioxide due to damage to the air sacs, or alveoli. The diseased lungs also lose elasticity, become over-inflated, and crowd out the healthier lung tissue. These factors combine to reduce the exchange of oxygen and carbon dioxide in the lungs. All these factors contribute to a reduced exchange of oxygen and carbon dioxide in the lungs. As a result, patients with emphysema experience shortness of breath, gradually losing their ability to engage in the most basic daily activities such as climbing a flight of stairs, walking or even eating. Treatment options for most patients with emphysema are currently limited.

According to the National Center for Health Statistics, 3.8 million adults in the United States have been diagnosed with emphysema. Pulmonologists, who typically treat emphysema patients, may administer medical management therapy or refer patients to surgical specialists. However, medical management results in limited benefits, and surgery is rarely performed. Currently, patients with emphysema are generally managed with oxygen therapy and are encouraged to stop smoking. Patients also may receive drug therapy to address related conditions. Based on data from the United Network for Organ Sharing and Medicare, we believe that fewer than 1,500 patients per year in the United States receive highly invasive and costly surgical interventions such as lung volume reduction surgery, or LVRS, and lung transplantation. Both methods, while effective in treating emphysema, are only used in a small subset of later-stage patients due to associated high rates of medical complications and mortality.

The Zephyr EBV

The Zephyr EBV is a minimally invasive therapeutic device that results in volume reduction in the diseased portion of the lung without the risks and complications of surgery. The Zephyr EBV is a one-way silicone valve that is inserted into airways to prevent air from entering the diseased portion of the lung during inhalation, while allowing air and fluids to escape during exhalation. The Zephyr EBV mitigates the effects of emphysema by isolating the targeted diseased portion of the lung, causing a reduction in volume of the diseased region and allowing the healthier portions of the lung to function more normally. Three or four valves are typically required to isolate a targeted portion of a lung completely. As the disease progresses, more valves may be utilized. The Zephyr EBV is implanted through a standard bronchoscope while the patient is under conscious sedation. The entire procedure lasts between 20 and 40 minutes and is typically performed by a pulmonologist. In 2004, there were approximately 10,000 pulmonologists in the United States alone, virtually all of whom possess the required skills and equipment to implant our device. The procedure is also reversible, if necessary, and the valves can be easily removed with standard bronchoscopic tools.

Our Emphasys Bronchial Valve for Emphysema PalliatioN Trial, or VENT, enrolled 321 patients in a randomized study measuring functional, quality of life and safety endpoints. We submitted the results of VENT to the FDA in September 2007 in support of our PMA application. VENT demonstrated statistically significant improvement in our two primary endpoints, forced expiratory volume, or FEV1, which is a measure of lung function, and a six-minute walk test, which measures exercise tolerance. The trial also demonstrated a statistically significant improvement in three of our four secondary endpoints, which included measures of quality of life, breathlessness and exercise tolerance. Our trial also showed the Zephyr EBV to have a favorable safety profile in terms of major complications between the treatment and control groups. As of December 31, 2007, we have treated more than 750 patients worldwide.

We intend to continue investing in research and development in order to capitalize on our first mover advantage in the emphysema market, and to pursue other potential indications in pulmonary diseases that are served by the same physician audience. For example, the Zephyr EBV has been used for the treatment of lung air leaks in limited circumstances under a compassionate use protocol approved by the FDA on a case-by-case basis, and we intend to pursue FDA approval for this indication following receipt of our PMA. As of December 31, 2007, 50 cases have been performed under compassionate use. We intend to leverage our research and development efforts to enhance our existing intellectual property portfolio. As of December 31, 2007, we had 13 issued U.S. patents, and 25 pending U.S. patent applications, as well as 11 issued foreign patents and 15 pending foreign patent applications.

Our Strategy

Our goal is to establish the Zephyr EBV as the standard of care for the treatment of emphysema, and to lead the development of therapeutic devices in interventional pulmonology. The key elements of our strategy to achieve this objective include the following:

•	achieve regulatory approval in the United States;

•	drive adoption;

•	commercialize the Zephyr EBV;

•	procure favorable coding, coverage and payment; and

•	continue ongoing research and development efforts to expand indications for the Zephyr EBV.

Risks Associated With Our Business

In executing our business strategy, we face significant risks and uncertainties, which are highlighted in the section entitled “Risk Factors.” These risks include, among other things, the following:

•

we will incur substantial and increasing net losses for the foreseeable future because we have no products approved for commercial sale in the United States and we have not generated significant product revenue to date;

•	our near-term success depends substantially on our ability to obtain regulatory approval and thereafter commercialize the Zephyr EBV; and

•	we are dependent on the success of the Zephyr EBV since it is our only product.

Corporate Information

We were formed as a Delaware corporation in July 2000. Our principal executive offices are located at 700 Chesapeake Drive, Redwood City, CA 94063, and our telephone number is (650) 364-0400. Our website address is www.emphasysmedical.com. The information on, or accessible through, our website is not part of this prospectus. Unless the context requires otherwise, references in this prospectus to “Emphasys,” “Emphasys Medical,” “we,” “us” and “our” refer to Emphasys Medical, Inc.

Emphasys, Zephyr and EBV are our trademarks. Other names are for informational purposes only and may be trademarks of their respective owners.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

We intend to use the net proceeds of this offering for sales, marketing and administrative activities, research and development activities, capital equipment and commercial scale-up of our manufacturing facility and working capital and general corporate purposes. See “Use of Proceeds” for additional information.

NASDAQ Global Market symbol	EMPH

The number of shares of our common stock that will be outstanding immediately after this offering is based on 48,334,508 shares outstanding as of December 31, 2007 and excludes:

•	6,521,930 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2007 at a weighted average exercise price of approximately $0.67 per share;

•	30,000 shares of common stock issuable upon the exercise of the warrant outstanding as of December 31, 2007 at an exercise price of $1.00 per share;

•

             shares of common stock issuable upon the exercise of warrants issued in connection with our loan commitment at an exercise price of $         per share, based upon an assumed initial public offering price of $        , the midpoint of the range on the cover page of this prospectus and assuming we draw the entire $15.0 million available under the loan commitment; and

•	shares of common stock reserved for issuance under our benefit plans.

Except where we state otherwise, the information we present in this prospectus reflects:

•	the conversion of all 42,252,881 outstanding shares of our preferred stock into 42,252,881 shares of common stock;

•	no exercise of the underwriters’ over-allotment option;

•	a -for- reverse stock split of our common stock and preferred stock to be effected prior to the completion of this offering; and

•	the adoption of our amended and restated certificate of incorporation and amended and restated bylaws upon the completion of this offering.

SUMMARY FINANCIAL DATA

The following summary financial data should be read in conjunction with “Selected Financial Information and Other Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. Our summary statement of operations data for the years ended December 31, 2004, 2005 and 2006 have been derived from our audited financial statements included elsewhere in this prospectus. Our summary balance sheet data as of September 30, 2007, and the summary statement of operations data for the nine months ended September 30, 2006 and 2007 and for the cumulative period from July 25, 2000 (date of inception) to September 30, 2007 have been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements and include all adjustments, consisting only of normal recurring adjustments, we consider necessary for the fair statement of the information. Historical results are not necessarily indicative of future results.

	Years Ended December 31,			Nine Months Ended September 30,		Cumulative Period from July 25, 2000 (Date of Inception) to September 30, 2007
	2004	2005	2006	2006	2007
				(unaudited)		(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$—	$25	$484	$231	$968	$1,477
Costs of goods sold	—	30	422	240	948	1,400

Gross profit (loss)	—	(5)	62	(9)	20	77

Operating expenses:
Research and development	10,682	17,243	11,579	9,308	5,924	61,415
Selling, general and administrative	894	989	1,701	1,284	2,679	8,807

Total operating expenses	11,576	18,232	13,280	10,592	8,603	70,222

Loss from operations	(11,576)	(18,237)	(13,218)	(10,601)	(8,583)	(70,145)
Interest and other income	233	555	550	344	445	2,329
Interest and other expense	(5)	(11)	(5)	(5)	(281)	(354)

Net loss before cumulative effect of change in accounting principle	(11,348)	(17,693)	(12,673)	(10,262)	(8,419)	(68,170)
Cumulative effect of change in accounting principle	—	(22)	—	—	—	(22)

Net loss	$(11,348)	$(17,715)	$(12,673)	$(10,262)	$(8,419)	$(68,192)

Net loss per share—basic and diluted(1):
Net loss before cumulative effect of change in accounting principle	$(2.20)	$(3.39)	$(2.34)	$(1.91)	$(1.49)
Cumulative effect of change in accounting principle	—	—	—	—	—

Net loss per share	$(2.20)	$(3.39)	$(2.34)	$(1.91)	$(1.49)

Pro forma net loss per share—basic and diluted (unaudited)			$(0.29)		$(0.17)

Weighted average number of shares used to compute basic and diluted net loss per share(1) :
Historical	5,150	5,233	5,406	5,373	5,661
Pro forma (unaudited)			43,879		47,914

	As of September 30, 2007
	Actual	Pro Forma As Adjusted(2)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$10,597	$
Working capital	7,785
Total assets	14,739
Preferred stock warrant liability	993
Long term debt	3,124
Convertible preferred stock	74,181
Deficit accumulated during the development stage	(68,192)
Total stockholders’ equity (deficit)	(67,092)

(1)	Please see Note 2 to our audited financial statements for an explanation of the method used to calculate basic and diluted net loss per share and pro forma basic and diluted net loss per share.

(2)	On a pro forma as adjusted basis to give effect to:

•

the automatic conversion of all outstanding shares of convertible preferred stock into common stock and the reclassification of the preferred stock warrant liability to stockholders’ equity (deficit) upon the completion of this offering; and

•

the sale of              shares of our common stock in this offering at an assumed initial offering price to the public of $             per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) additional cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity (deficit) by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks were to occur, our business, financial condition or results of operations could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business and Strategy

We currently have no products approved for commercial sale in the United States, and to date we have not generated significant revenue from sales of our products. As a result, we expect to continue to incur substantial net losses for the foreseeable future, and we may never achieve or maintain profitability.

We have not yet commercialized any products, and we do not expect to introduce our product, the Emphasys endobronchial valve, which we market as the Zephyr EBV, in the United States until we receive Premarket Approval from the U.S. Food and Drug Administration, or the FDA, which is currently expected to occur in late 2008. There is no assurance that we will succeed in bringing the Zephyr EBV to market. In order to succeed in our commercialization efforts, we must execute effectively on all elements of our business plan, including obtaining regulatory clearances and approvals, obtaining favorable coverage or payment from third-party payors, establishing our sales and marketing capabilities, and developing certified, validated and effective commercial-scale manufacturing operations. If we fail in any of these endeavors, or experience delays in pursuing them, we will not generate revenues as planned and may need to curtail operations or seek additional financing earlier than otherwise anticipated.

Our near-term success depends substantially on our ability to obtain regulatory approval and thereafter commercialize the Zephyr EBV; we cannot be certain that we will be able to do so in a timely fashion or at all.

The process of obtaining regulatory clearances or approvals to market a medical device from the FDA or similar regulatory authorities outside of the United States is costly and time consuming, and there can be no assurance that such clearances or approvals will be granted on a timely basis, or at all. An application for Premarket Approval, or PMA, must be submitted to the FDA if the device cannot be cleared through the 510(k) clearance process or is not exempt from pre-market review by the FDA. We submitted our PMA application to the FDA in September 2007, and, in October 2007, the FDA granted our PMA application expedited review. Although our PMA application has been granted expedited review, a substantial majority of applications granted expedited review have historically also received notices of major deficiencies. We received such a letter in December 2007, which identified significant and minor deficiencies relating to statistical, clinical, testing, assessment, sterilization, labeling and packaging issues, as well as animal and post-approval studies. We intend to respond to the letter, and upon completion and submission of our response, the FDA will consider our response a major amendment to our PMA application. We expect the FDA’s review of the amendment to last up to 180 days. If, as a result of our response to the deficiencies identified by the FDA, we are required to recalculate the statistics that were determined in connection with our VENT study, the results of the study may be revised. Further, we cannot assure you that the FDA will not require additional data from laboratory tests or studies that we have not conducted, or substantial supporting clinical data. If the FDA requires further studies, or we experience delays in obtaining or fail to obtain regulatory approvals, the commercialization of the Zephyr EBV will be delayed or prevented, which will adversely affect our ability to generate revenues. It also may result in the loss of potential competitive advantages that we might otherwise attain by bringing the Zephyr EBV to market earlier than our competitors’ products. Any of these contingencies could adversely affect our business.

We are dependent on the success of the Zephyr EBV since it is our only product.

Because the Zephyr EBV is our only product, we are dependent on its success. Factors adversely affecting the regulatory process, commercialization, pricing of, or demand for the Zephyr EBV will have a material and adverse effect on our business. Additionally, any commercial success we achieve will depend in large part on our ability to achieve and sustain market acceptance of the Zephyr EBV. If we are unable to establish the Zephyr EBV as a commercially viable product, or if users of the Zephyr EBV determine that it does not satisfy their requirements, or if our competitors develop a product that is perceived by patients or physicians to better satisfy their respective requirements, the Zephyr EBV may not attain market acceptance and sales of the Zephyr EBV may decline, and our total revenues will correspondingly decline. Because we have no other products or product candidates in the pipeline, an inability to establish and maintain success for the Zephyr EBV would have an adverse effect on our business and financial condition.

Even if we succeed in obtaining FDA approval for the Zephyr EBV within the timeframe we anticipate, our product may not be commercially successful.

Even if we receive regulatory approval for the Zephyr EBV, it may not gain market acceptance among pulmonologists, thoracic surgeons and the medical community in general. Physicians may elect not to use our product for a variety of reasons, including:

•	the perception that there are insufficient clinical benefits of the Zephyr EBV;

•	lack of coverage or adequate payment from managed care plans and other third-party payors for the procedures that use our product;

•	ineffective marketing and distribution support;

•	inadequate training of pulmonologists and other physicians in the proper use of our product;

•	the development of alternative emphysema treatments that render our product less competitive or obsolete; and

•	timing of the introduction of competitive products to treat emphysema patients.

If pulmonologists, thoracic surgeons and other physicians to whom we target our marketing efforts do not perceive the Zephyr EBV as an attractive alternative to existing or future treatments, we will not be able to generate significant revenues, if any.

If we are unable to establish a sales and marketing infrastructure, we will not be able to commercialize our product.

We intend to market and sell the Zephyr EBV in the United States by focusing our primary marketing efforts on pulmonologists and thoracic surgeons. We plan to form a direct sales organization in the United States and to use a distributor network internationally. We have not yet established a direct sales organization, and we will need to recruit and train sales and marketing personnel in time for the launch of the Zephyr EBV, as well as expand our marketing capabilities as we grow our business. The establishment of our sales force will be expensive and time consuming, and we cannot assure you that we will be able to recruit and train a sufficient number of experienced and effective sales personnel on a timely basis.

In addition, we cannot assure you that we will succeed in entering into productive arrangements with an adequate number of distributors that are sufficiently dedicated to selling our products. The establishment of an international distribution network is expensive and time consuming. Furthermore, many potential distributors may market and sell the products of our competitors. Even if these distributors agree to market and sell our products, our competitors may be able, by offering higher commission payments or other incentives, to persuade these distributors to reduce or terminate their sales and marketing efforts of our products. Even if we enter into agreements with distributors, they may not generate revenue as quickly as we expect them to, commit the necessary resources to effectively market and sell our products, or ultimately succeed in selling our products.

If hospitals and other healthcare providers are unable to obtain coverage and adequate payments for procedures performed with our product, it could diminish the sales of our product.

Successful sales of our product will depend, to some degree, on the availability of coverage and adequate payments from third-party payors, including government programs such as Medicare and Medicaid, private insurance plans and managed care programs for procedures utilizing the Zephyr EBV and any of our future products. Hospitals and other healthcare providers that purchase products for treatment of their patients with emphysema generally rely on third-party payors to pay for all or part of the costs and fees associated with the procedures performed with or utilizing these devices. The existence of coverage and adequate payments for the Zephyr EBV and the procedures performed with it by government and private insurance plans will accelerate the adoption of our product. Many private payors currently base their reimbursement policies on the coverage decisions and payment amounts determined by the Centers for Medicare and Medicaid Services, or CMS, which administers the Medicare program. Others may adopt different coverage or payment policies for procedures performed with the Zephyr EBV or future products, while some governmental programs, such as Medicaid, have reimbursement policies that vary from state to state, some of which may not pay for the procedures performed with the Zephyr EBV or future products in an adequate amount, if at all. Our success may also be impacted by future action by CMS or other government agencies aimed at limiting payments to physicians, outpatient centers and hospitals. Additionally, as the portion of the U.S. population eligible for Medicare continues to grow, we will be more vulnerable to reimbursement limitations imposed by Medicare.

Medicare will reimburse hospitals at a prospectively determined amount, from diagnosis related groups, or DRGs, for inpatient treatment and ambulatory payment classifications, or APCs, for outpatient treatment. It is anticipated that the Zephyr EBV, once approved, will initially be performed on an inpatient basis. Each DRG is associated with a level of payment and is adjusted from time to time, usually annually. DRG payments are intended to cover most of the non-physician hospital costs incurred in connection with the applicable diagnosis and related procedures. Implant products, such as those we plan to sell, represent part of the total procedure costs, while labor, hospital room and board and other supplies and services represent the balance of those costs. However, the DRG payment amounts are typically set independently of a particular hospital’s actual cost for treating a patient and implanting a device. Thus, the payments that a hospital would receive for a particular procedure would not typically be based on the cost of our products. Also, the healthcare industry in the United States has experienced a trend toward cost containment as government and private insurers seek to control healthcare costs by paying service providers lower rates. Therefore, we cannot be certain that our product or the procedures performed with them will be covered or adequately reimbursed and thus we may be unable to sell our products profitably if third-party payors deny coverage or reduce their levels of payment below that which we project, or if our production costs increase at a greater rate than payment levels. We also intend to pursue a new technology add-on payment through CMS, which would increase the amount reimbursed for procedures using the Zephyr EBV until a DRG is established, but there can be no assurance that we will meet the criteria for a new technology add-on payment.

In addition, future reimbursement may be subject to international regulatory approval requirements and increased restrictions in international markets. Medical device regulatory requirements and healthcare payment systems vary significantly from country to country, and each country’s healthcare system may include both government sponsored healthcare and private insurance. Many countries have also instituted price ceilings on specific product lines. Any failure to receive regulatory and reimbursement approvals would negatively impact market acceptance of the Zephyr EBV or future products in any other international markets in which those approvals are sought.

We are dependent on third parties for supplies necessary for the manufacture of our product, and if we experience problems with any of these suppliers, the manufacturing of our product could be delayed.

The components and materials used in our product are manufactured by a limited number of suppliers, and in some cases, one supplier. We cannot be certain that our current suppliers will continue to provide us with the required commercial quantities of components and raw materials that meet our quality specifications on a timely basis and at commercially reasonable prices, and if we are unable to find replacement suppliers at a substantially equivalent cost, in substantially equivalent volumes and quality, and on a timely basis, we would likely be unable to meet demand for our products and we would lose potential revenue. Any supply interruption in limited or sole-sourced components or raw materials could materially harm our ability to manufacture the Zephyr EBV until a new source of supply, if any, could be identified and qualified. It could take several months to establish an alternative source of supply for our products and to have any such new source approved by the FDA.

In addition, such suppliers are subject to regulatory requirements, covering manufacturing, testing, quality control and record keeping relating to our product, and subject to ongoing inspections by the regulatory agencies. Failure by any of our suppliers to comply with applicable regulations may result in long delays and interruptions to our manufacturing capacity while we seek to secure another supplier who meets all regulatory requirements.

We have no experience manufacturing our product in large volumes and at a cost that would enable widespread commercial use.

We have only produced the Zephyr EBV in small volumes to date. We have no experience in large-volume, commercial-scale assembly and manufacturing of the Zephyr EBV. If we obtain FDA approval for the Zephyr EBV and commercialize the product, we will need to develop commercial-scale manufacturing processes and capabilities, and we may encounter problems controlling cost and quality. If we cannot manufacture a sufficient supply of our products at required quality levels, using cost-effective, reliable processes, market acceptance of our products may be negatively impacted.

If we fail to comply with the FDA’s quality system regulation, the manufacture of our product could be delayed or interrupted and our product could be subject to product recalls.

We will be required to comply with the FDA’s quality system regulation, or QSR, which covers, among other things, the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. The FDA monitors compliance with the QSR through inspections of manufacturing facilities. If we are determined not to be in compliance or if any corrective action plan is not sufficient, we could be prevented or forced to delay the manufacture of our product, which could have a material adverse effect on our business, financial condition and results of operations. Moreover, after we have introduced products, any failure to maintain QSR compliance could force us to cease the manufacture of our products and subject us to other enforcement sanctions, including withdrawal of our products from the market, and delay or interrupt the manufacture of additional products.

We will need to significantly increase the size of our organization, and we may experience difficulties in managing growth.

We are a small company with 48 employees as of December 31, 2007. In order to commercialize the Zephyr EBV or any future products, we will need to substantially increase our operations, including expanding our employee base of clinical, manufacturing, research and development, regulatory and administrative personnel. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize the Zephyr EBV or any future products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

•	hire new personnel necessary to effectively commercialize the Zephyr EBV and manage our clinical trials effectively;

•	integrate current and additional personnel in all departments;

•	develop our administrative, accounting and management information systems and controls; and

•	hire and train additional qualified personnel.

We expect competition with respect to the Zephyr EBV and any future products.

The markets for medical devices are competitive and are characterized by rapid technological advances, frequent new product introductions, evolving industry standards and price erosion. We believe that our main competitors will consist of early-stage companies that are developing new products to address this market. Other potential competitors include large, well-capitalized companies who may have an interest in entering our market. We expect that competition within the industry will be based primarily on technology, innovation and product awareness and acceptance by pulmonologists and thoracic surgeons.

We may become subject to potential product liability claims, and we may be required to pay damages that exceed our insurance coverage.

We expect that our business will expose us to potential product liability claims that are inherent in the design, testing, manufacture, sale and distribution of medical devices used to treat lung diseases, such as emphysema. Any product liability claim brought against us, with or without merit, and including those based on physician error in using the Zephyr EBV, could result in the increase of our product liability insurance rates or in our inability to secure coverage in the future on commercially reasonable terms, if at all. In addition, if our product liability insurance proves to be inadequate to pay a damage award, we may have to pay the excess of this award out of our cash reserves, which could significantly harm our financial condition. If longer-term patient results and experience indicate that our products or any component of a product causes adverse effects, we could be subject to significant liability. A product liability claim, even one without merit, could harm our reputation in the industry, lead to significant legal fees, and divert management’s attention from managing our business.

Our product has a shelf life of one year.

The Zephyr EBV currently has a shelf life of one year, which begins at the time of sterilization. Our distributors can return our products or have us buy back inventory under certain circumstances pursuant to the agreements we have with our distributors. We may not be able to re-sell inventory with a short remaining shelf life, and we do not have a regulatory approved process for reworking returned products that would require repackaging and re-sterilization. Therefore, if we received returns from our distributors, we may not be able to re-sell these products and our business could suffer.

We are subject to risks associated with international sales that could harm our financial condition and results of operations.

Our revenue to date has been primarily a result of international sales. Although we intend to focus on sales in the United States if we receive FDA approval for the Zephyr EBV, we believe that a significant percentage of our future revenue will continue to come from international sales. The success of our international sales depends upon a number of factors beyond our control, including the effectiveness and skill of our international distributors, their willingness to commit resources and prioritize the sale of our products, and reimbursement for use of our products internationally. Our distributors may not have the same interests as we do in marketing our products. If they do not actively sell our products, we may be unable to increase or maintain our current level of international revenue. In order to grow our business and expand the territories into which we sell our products internationally, we will need to attract additional skilled distributors in key geographic areas. We cannot assure you that distributors will be available on acceptable terms.

Additionally, international sales are subject to a number of other risks, including:

•	reduced protection for intellectual property rights in some countries;

•	export restrictions, trade regulations and foreign tax laws;

•	fluctuating foreign currency exchange rates;

•	foreign certification and regulatory requirements;

•	lengthy payment cycles and difficulty in collecting accounts receivable;

•	customs clearance and shipping delays; and

•	political and economic instability.

Additionally, our products and manufacturing facilities are subject to review and inspection by foreign regulatory agencies. Foreign authorities have become increasingly stringent and we and our distributors may be subject to more rigorous regulation in the future. Our failure or the failure of our distributors to comply with foreign regulations may restrict our and our distributors’ ability to sell our products internationally.

Risks Related to Regulatory Approval of Our Products and Other Government Regulations

To the extent we develop additional product candidates or seek expanded indications for our products, we expect to be required to conduct clinical trials for those product candidates or expanded indications. These trials are costly and may proceed more slowly than anticipated, and we cannot be certain that any product candidates we develop will be shown to be safe and effective for human use.

In order to commercialize any future product candidates or seek expanded indications for our products, we will need to submit a PMA or PMA supplement or seek FDA clearance through the 510(k) process. Even if we are able to use the 510(k) process, the FDA may require us to conduct clinical trials in support of a 510(k) application. We will receive approval or clearance from the FDA to commercialize any future product candidates or to expand the indications of existing products requiring a clinical trial only if we can demonstrate to the satisfaction of the FDA, in well-designed and properly conducted clinical trials, that our products are safe and effective and otherwise meet the appropriate standards required for approval for specified indications. Clinical trials are complex, expensive, time consuming, uncertain and subject to substantial and unanticipated delays. Before we may begin clinical trials, we must submit and obtain approval for an investigational device exemption, or IDE, that describes, among other things, the manufacture of, and controls for, the device and a complete investigational plan. Clinical trials generally involve a substantial number of patients in a multi-year study. We may encounter problems with our clinical trials and any of those problems could cause us or the FDA to suspend those trials, or delay the analysis of the data derived from them.

A number of events or factors, including any of the following, could delay the completion of our clinical trials in the future and negatively impact our ability to obtain FDA approval for, and to introduce, a particular future product:

•	failure to obtain approval from the FDA or any foreign regulatory authority to commence an investigational study;

•	conditions imposed on us by the FDA or any foreign regulatory authority regarding the scope or design of our clinical trials;

•	delays in obtaining or in our maintaining required approvals from institutional review boards or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	insufficient supply of our future product candidates or other materials necessary to conduct our clinical trials;

•	difficulties in enrolling patients in our clinical trials;

•	negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results, that necessitate additional clinical studies;

•	serious or unexpected side effects experienced by patients who use our future product candidates; or

•	failure by any of our third-party contractors or investigators to comply with regulatory requirements or meet other contractual obligations in a timely manner.

Our clinical trials may not begin as planned, may need to be redesigned, and may not be completed on schedule, if at all. Delays in our clinical trials may result in increased development costs for our future product candidates, which could cause our stock price to decline and limit our ability to obtain additional financing. In addition, if one or more of our clinical trials are delayed, competitors may be able to bring products to market before we do, and the commercial viability of our future product candidates could be significantly reduced.

Once our products are commercialized, we and our distributors must comply with various federal and state anti-kickback, self-referral, false claims and similar laws, any breach of which could cause a material adverse effect on our business, financial condition and results of operations.

Once our products are commercialized, our relationships with physicians, hospitals and the marketers of our products will become subject to scrutiny under various federal anti-kickback, self-referral, false claims and similar laws, often referred to collectively as healthcare fraud and abuse laws. Healthcare fraud and abuse laws are complex, and even minor, inadvertent violations can give rise to claims that the relevant law has been violated. Possible sanctions for violation of these fraud and abuse laws include monetary fines, civil and criminal penalties, exclusion from federal and state healthcare programs, including Medicare, Medicaid, Veterans Administration health programs, workers’ compensation programs and TRICARE (the healthcare system administered by or on behalf of the U.S. Department of Defense for uniformed services beneficiaries, including active duty and their dependents, retirees and their dependents), and forfeiture of amounts collected in violation of such prohibitions. Certain states in which we intend to market our products have similar fraud and abuse laws, imposing substantial penalties for violations. Any government investigation or a finding of a violation of these laws would likely result in a material adverse effect on the market price of our common stock, as well as our business, financial condition and results of operations.

Anti-kickback laws and regulations prohibit any knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for the referral of an individual or the ordering or recommending of the use of a product or service for which payment may be made by Medicare, Medicaid or other government-sponsored healthcare programs. In addition, the cost of non-compliance with these laws could be substantial since we could be subject to monetary fines and civil or criminal penalties, and we could also be excluded from federally funded healthcare programs, including Medicare and Medicaid, for non-compliance.

We have entered into consulting agreements and product development agreements with physicians, including some who may make referrals to us or order our products after our products are introduced to market. In addition, some of these physicians own our stock, which they purchased in arm’s-length transactions on terms identical to those offered to non-physicians, or received stock options from us as consideration for consulting services performed by them. While these transactions were structured with the intention of complying with all applicable laws, including the federal ban on physician self-referrals, commonly known as the “Stark Law,” state anti-referral laws and other applicable anti-kickback laws, it is possible that regulatory or enforcement agencies or courts may in the future view these transactions as prohibited arrangements that must be restructured or for which we would be subject to other significant civil or criminal penalties, or prohibit us from accepting referrals from these physicians. Because our strategy relies on the involvement of physicians who consult with us on the design of our products, we could be materially impacted if regulatory or enforcement agencies or courts interpret our financial relationships with our physician advisors who refer or order our products to be in violation of applicable laws and determine that we would be unable to achieve compliance with such applicable laws. This could harm our reputation and the reputations of our clinical advisors.

We also are subject to the U.S. Foreign Corrupt Practices Act, which generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. While we have attempted to implement safeguards to prevent losses from such practices and to prohibit such practices by our employees and agents, we cannot assure that we will not suffer such losses or that our employees or other agents will not engage in such conduct for which we might be held responsible.

The scope and enforcement of all of these laws is uncertain and subject to rapid change, especially in light of the lack of applicable precedent and regulations. There can be no assurance that federal or state regulatory or enforcement authorities will not investigate or challenge our current or future activities under these laws. Any investigation or challenge could have a material adverse effect on our business, financial condition and results of operations. Any state or federal regulatory or enforcement review of us, regardless of the outcome, would be costly and time consuming. Additionally, we cannot predict the impact of any changes in these laws, whether these changes are retroactive or will have effect on a going-forward basis only.

We face significant uncertainty in the industry due to government healthcare reform.

Political, economic and regulatory influences are subjecting the healthcare industry to fundamental changes. Reforms under consideration in the United States include mandated basic healthcare benefits, controls on healthcare spending, increases in insurance premiums and increased out-of-pocket requirements for patients, the creation of large group purchasing organizations that aim to reduce the costs of products that their member hospitals consume and significant modifications to the healthcare delivery system. We anticipate that the U.S. Congress and state legislatures will continue to review and assess alternative healthcare delivery systems and payment methods. We are also subject to reforms in the healthcare industry internationally. Due to uncertainties regarding the ultimate features of reform initiatives and the timing of their enactment and implementation, we cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact reform initiatives may have on us.

Risks Related to Our Intellectual Property

If the combination of patents, trade secrets and contractual provisions that we rely on to protect our intellectual property is inadequate, our ability to commercialize the Zephyr EBV successfully will be harmed, and we may not be able to operate our business profitably.

Our success depends significantly on our ability to protect our proprietary rights to the technologies incorporated in the Zephyr EBV. We rely on a combination of patent protection, trade secret laws and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these may not adequately protect our rights or permit us to gain or keep any competitive advantage.

The issuance of a patent is not conclusive as to its scope, validity or enforceability. The scope, validity or enforceability of our issued patents can be challenged in litigation or proceedings before the U.S. Patent and Trademark Office, or the USPTO. In addition, our pending patent applications include claims to numerous important aspects of our products under development that are not currently protected by any of our issued patents. We cannot assure you that any of our pending patent applications will result in the issuance of patents to us. The USPTO may deny or require significant narrowing of claims in our pending patent applications. Patents issued as a result of the pending patent applications, if any, may not provide us with significant commercial protection or be issued in a form that is advantageous to us. Proceedings before the USPTO or litigation could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in issued patents. In addition, recent changes to U.S. patent law or future changes to the patent laws or interpretations of patent laws in the United States and other countries may limit our ability to obtain patent protection for our product. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States, if at all.

Our competitors may successfully challenge and invalidate or render unenforceable our issued patents, including any patents that may issue in the future, which could prevent or limit our ability to market our products and could limit our ability to stop competitors from marketing products that are substantially equivalent to ours, which may cause us to incur substantial costs, and would place a significant strain on our financial resources, divert the attention of management from our core business, and harm our reputation. In addition, competitors may be able to design around our patents or develop products that provide outcomes that are comparable to our products but that are not covered by our patents.

We have also entered into confidentiality and assignment of intellectual property agreements with a number of our employees, consultants and advisors as one of the ways we seek to protect our intellectual property and other proprietary technology. However, these agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. In addition, others may independently discover trade secrets and proprietary information, and this would prevent us from asserting any such trade secret rights against these parties.

In the event a competitor infringes one of our patents or other intellectual property rights, enforcing our rights may be difficult, time consuming and expensive, and would divert management’s attention from managing our business. There can be no assurance that we will be successful on the merits in any enforcement effort. In addition, we may not have sufficient resources to litigate, enforce or defend our intellectual property rights.

We could become subject to intellectual property litigation that could be costly, result in the diversion of management’s time and efforts, require us to pay damages, prevent us from marketing our product under development or future products, and/or reduce the margins we may realize from our products that we may commercialize.

The medical technology industry is characterized by extensive litigation and administrative proceedings over patent and other intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, and the determination is often uncertain. There may be existing patents of which we are unaware that our products under development may inadvertently infringe. The likelihood that patent infringement claims may be brought against us increases as the number of participants in the market for pulmonary devices increases and as we achieve more visibility in the marketplace and introduce products to market.

Any infringement claim against us, even if without merit, may cause us to incur substantial costs, and would place a significant strain on our financial resources, divert the attention of management from our core business, and harm our reputation. In some cases, litigation may be threatened or brought by a patent-holding company or other adverse patent owner who has no relevant product revenues and against whom our patents may provide little or no deterrence. If we were found to infringe any patents, we could be required to pay substantial damages, including triple damages, if an infringement is found to be willful, and royalties and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. We may not be able to obtain a license enabling us to sell our products on reasonable terms, or at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe those patents. If we fail to obtain any required licenses or make any necessary changes to our technologies or the products that incorporate them, we may be unable to commercialize one or more of our products or may have to withdraw products from the market, all of which would have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Need for Financing

We may require additional financing and our failure to obtain additional funding when needed could force us to delay, reduce or eliminate our product development programs or commercialization efforts.

We may require future capital in order to continue to conduct the research and development and regulatory clearance and approval activities necessary to bring the Zephyr EBV and any future products to market and to establish effective marketing and sales capabilities. We expect that our existing capital resources and the net proceeds from this offering will enable us to maintain currently planned operations for the next two years.

However, our operating plan may change, and we may need additional funds sooner than anticipated to meet our operational needs and capital requirements for product development, clinical trials and commercialization.

We currently have only one source of committed capital, a $15 million loan commitment entered into in September 2007. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may terminate or delay the development of one or more of our products, or delay establishment of sales and marketing capabilities or other activities necessary to commercialize our products.

Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and cost of our product development efforts;

•	the costs, timing and outcomes of regulatory reviews of the Zephyr EBV;

•	the number and types of future product candidates we develop and commercialize;

•	the costs of establishing sales and marketing infrastructure and of establishing commercial-scale manufacturing operations;

•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims;

•

our ability to establish strategic collaborations or other arrangements on terms acceptable to us, the amount and timing of our expenditures and our collaborators’ contributions under such arrangements; and

•	the extent and scope of our general and administrative expenses.

Raising additional capital by issuing securities may cause dilution to existing stockholders, restrict our operations or require us to relinquish proprietary rights.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures or declaring dividends. Any of these events could adversely affect our ability to achieve our product development and commercialization goals and have a material adverse effect on our business, financial condition and results of operations.

We have incurred losses since our inception and anticipate that we will continue to incur substantial losses for the foreseeable future. We may never achieve or sustain profitability.

We have a limited operating history, have never generated any significant revenue from product sales and have incurred substantial net losses since our inception in 2000. As of September 30, 2007, we had accumulated a deficit during development stage of $68.2 million. Our losses have resulted principally from costs incurred in connection with our research and development activities and from selling, general and administrative expenses associated with our operations. We have not yet commercialized any products and we will not introduce the Zephyr EBV in the United States until we receive FDA approval, which is expected in late 2008. We do not have any other products in the pipeline. Until we receive FDA approval for the Zephyr EBV and successfully launch that product, we expect to continue to incur substantial losses for the foreseeable future. We also expect our research and development expenses and selling, general and administrative expenses to increase substantially following the completion of this offering as the Zephyr EBV advances through the development cycle and we expand our infrastructure. As a result, we will need to generate significant revenues to pay these expenses and achieve profitability.

If we are unable to develop and commercialize the Zephyr EBV or any future product candidates, if development is delayed, or if sales revenue from any product that receives marketing approval is insufficient, we may never become profitable. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

Risks Related to Our Common Stock and this Offering

There has been no prior public market for our common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NASDAQ Global Market or otherwise or how liquid that market might become. The lack of an active market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to acquire other companies, products or technologies by using our common stock as consideration.

We expect that the price of our common stock will fluctuate substantially and you may not be able to sell your shares at or above the offering price.

You should consider an investment in our common stock risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the underwriters and us based on several factors. This price may not reflect the market price of our common stock following this offering. You may be unable to sell your shares of common stock at or above the initial public offering price due to fluctuations in the market price of our common stock arising from changes in our operating performance or prospects. In addition, the volatility of medical technology company stocks often does not correlate to the operating performance of the companies represented by such stocks. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	our ability to develop, obtain regulatory clearances or approvals for and market new and enhanced products on a timely basis;

•	changes in governmental regulations or in the status of our regulatory approvals, clearances or future applications;

•

our announcements or our competitors’ announcements regarding new products, product enhancements, significant contracts, number and productivity of distributors, number of hospitals and physicians using our products, acquisitions or strategic investments;

•	announcements of technological or medical innovations for the treatment of emphysema;

•	delays or other problems with the manufacturing of the Zephyr EBV;

•	volume and timing of orders for the Zephyr EBV and any future products, if and when commercialized;

•	changes in the availability of third-party reimbursement in the United States and other countries;

•	quarterly variations in our or our competitors’ results of operations;

•	changes in earnings estimates or recommendations by securities analysts, if any, who cover our common stock;

•	failure to meet estimates or recommendations by securities analysts, if any, who cover our stock;

•	changes in healthcare policy in the United States and internationally;

•	product liability claims or other litigation involving us;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	disputes or other developments with respect to intellectual property rights;

•	changes in accounting principles; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

These and other external factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit regardless of the outcome. Such a lawsuit also would divert the time and attention of our management.

Securities analysts may not initiate coverage of our common stock or may issue negative reports, which may have a negative impact on the market price of our common stock.

Securities analysts may elect not to provide research coverage of our common stock after the completion of this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may cause the market price of our common stock to decline. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about our business. If one or more of the analysts who elect to cover us downgrade our stock, our stock price would likely decline rapidly. If one or more of these analysts cease coverage of us, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, recently adopted rules mandated by the Sarbanes-Oxley Act and a global settlement reached in 2003 among the Securities and Exchange Commission, or the SEC, other regulatory agencies and a number of investment banks have led to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms are required to contract with independent financial analysts for their stock research. It may be difficult for a company such as ours, with a smaller market capitalization, to attract independent financial analysts that will cover our common stock. This could have a negative effect on the market price of our stock.

If our executive officers, directors and principal stockholders choose to act together, they will be able to exert significant influence over us and our significant corporate decisions and may act in a manner that advances their best interests and not necessarily those of other stockholders.

Upon completion of this offering, our executive officers, directors and beneficial owners of 5% or more of our outstanding common stock and their affiliates will beneficially own approximately     % of our outstanding common stock, or approximately     % if the underwriters’ over-allotment option is exercised in full. As a result, these persons, acting together, will have the ability to influence significantly the outcome of all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including investors in this offering, by, among other things:

•	delaying, deferring or preventing a change in control of us;

•	entrenching our management and/or our board of directors;

•	impeding a merger, consolidation, takeover or other business combination involving us;

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us; or

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders.

Our management team may allocate the proceeds of this offering in ways in which you may not agree.

We intend to use the net proceeds from this offering for our sales and marketing efforts, research and development activities, purchasing of capital equipment and development of our manufacturing facility and working capital and general corporate purposes. For a further description of our intended use of the net proceeds of this offering, see the “Use of Proceeds” section of this prospectus.

Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use of these proceeds may vary substantially from their currently intended use. Our management will have considerable discretion over the use of the net proceeds of this offering. Stockholders may not agree with such uses, and the net proceeds may be used in a manner that does not increase our operating results or market value.

Future sales of our common stock in the public market after this offering may cause our stock price to decline and impair our ability to raise future capital through the sale of our equity securities.

Upon completion of this offering, our current stockholders will hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. Sales by our current stockholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, following the completion of this offering, the holders of              shares of common stock, assuming the conversion of our convertible preferred stock, and holders of warrants to purchase              shares of common stock, assuming the conversion of the preferred stock warrant into a common stock warrant, will have rights, subject to some conditions, to require us to include their shares in registration statements that we may file for ourselves or other stockholders. These shares of common stock, totaling              shares, assuming the exercise of common stock warrants outstanding as of September 30, 2007, represent approximately     % of the total number of shares of our common stock to be outstanding immediately after this offering, assuming no exercise of the underwriters’ over-allotment option. Please see the “Description of Capital Stock—Registration Rights” section of this prospectus for a description of the registration rights of these stockholders.

We have options for 6,521,930 shares outstanding as of December 31, 2007 that we intend to register, and we may issue additional options before the completion of this offering that we may register. Shares issued by us upon exercise of options granted under our stock plans would be eligible for sale in the public market upon the effective date of the registration statement for those shares, subject to the lock-up agreements described in the “Underwriters” section of this prospectus. If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Please see the “Shares Eligible for Future Sale” section of this prospectus for a description of sales that may occur in the future.

We will incur increased costs as a result of changes in laws and regulations relating to corporate governance matters.

As a public reporting company, we will need to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations adopted by the SEC and by the NASDAQ Global Market, including expanded disclosures, accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements will increase our costs and require additional management resources. Additionally, these laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to these laws and regulations and cannot predict or estimate the amount or timing of additional costs we may incur to respond to their requirements.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering contain provisions that could discourage, delay or prevent a merger, acquisition or other change of control of our company or changes in our board of directors that our stockholders might consider favorable, including transactions in which you might receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove management. These provisions:

•	allow the authorized number of directors to be changed only by resolution of our board of directors;

•

authorize our board of directors to create and issue, without prior stockholder approval, preferred stock that may have rights senior to those of our common stock and that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our board of directors;

•	provide for a classified board of directors, such that not all members of our board will be elected at one time;

•	prohibit our stockholders from filling board vacancies, limit who may call stockholder meetings, and prohibit the taking of stockholder action by written consent; and

•	require advance written notice of stockholder proposals that can be acted upon at stockholders meetings and director nominations to our board of directors.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words, although not all forward-looking statements contain these words. These statements are only predictions. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on our projections of the future that are subject to risks and uncertainties. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our, our customers’ or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as other sections in this prospectus, discuss some of the factors that could contribute to these differences.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This prospectus also contains market data related to our business and industry. These market data include projections that are based on a number of assumptions. While we believe these assumptions to be reasonable and sound as of the date of this prospectus, if these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our common stock.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of             shares of common stock in this offering will be approximately $             million, or approximately $             million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $             per share, the mid-point of the range on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $             per share, would increase the net proceeds to us from this offering by $             million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, together with a $1.00 decrease in the assumed offering price of $             per share, would decrease the net proceeds to us from this offering by $             million.

We expect to use the net proceeds of this offering for the following purposes:

•	approximately $30 million for sales, marketing and general administrative activities;

•	approximately $20 million for research and product development activities;

•	approximately $15 million for capital equipment and commercial scale-up of our manufacturing facility; and

•	the balance for working capital and other general corporate purposes.

This expected use of net proceeds of this offering represents our current intentions based upon our present plans and business conditions. The amounts we actually expend in these areas may vary significantly from our current intentions and will depend upon a number of factors, including FDA approval of our product, future sales growth, success of research and product development efforts, cash generated from future operations and actual expenses to operate our business.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. The amounts and timing of these expenditures will vary depending upon a number of factors, including FDA approval of our product, future sales growth, success of research and product development efforts, cash generated from future operations and actual expenses to operate our business.

Pending the uses described above, we intend to invest the net proceeds in United States government securities and other short- and intermediate-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our unaudited capitalization as of September 30, 2007:

•	on an actual basis;

•	on a pro forma as adjusted basis to reflect:

•	the conversion of all 42,252,881 outstanding shares of our preferred stock into 42,252,881 shares of common stock upon completion of this offering;

•	the conversion of all outstanding preferred stock warrants to common stock warrants and the corresponding reclassification of the preferred stock warrant liability into stockholders’ equity (deficit);

•	the filing of amendments to our certificate of incorporation effective upon completion of this offering; and

•

the sale of             shares of common stock in this offering at an assumed initial public offering price of $             per share, the mid-point of the range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses.

You should read this capitalization table together with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	As of September 30, 2007
	Actual	Pro Forma As Adjusted
	(unaudited)
	(in thousands, except share and per share data)
Preferred stock warrant liability	$993	$
Long term debt	3,124
Convertible preferred stock (consisting of Series A, Series B, Series C, Series D and Series E convertible preferred stock on an aggregate basis), $0.001 par value; 43,022,903 shares authorized, 42,252,881 shares issued and outstanding, actual, and no shares issued and outstanding, pro forma as adjusted	74,181

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value, no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—
Common stock, $0.001 par value: 60,000,000 shares authorized, 6,053,278 shares issued and outstanding, actual; 100,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	6
Additional paid-in-capital	1,090
Accumulated other comprehensive income	4
Deficit accumulated during the development stage	(68,192)

Total stockholders’ equity (deficit)	(67,092)

Total capitalization	$11,206	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) total stockholders’ equity (deficit) and total capitalization by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of pro forma as adjusted common shares shown as issued and outstanding in the table is based on the number of shares of our common stock outstanding as of September 30, 2007 and excludes:

•	6,207,255 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2007 at a weighted average exercise price of approximately $0.50 per share;

•	30,000 shares of common stock issuable upon the exercise of the warrant outstanding as of September 30, 2007 at an exercise price of $1.00 per share;

•

             shares of common stock issuable upon the exercise of warrants issued in connection with our loan commitment at an exercise price of $         per share, based upon an assumed initial public offering price of $        , the midpoint of the range on the cover page of this prospectus and assuming we draw the entire $15.0 million available under the loan commitment; and

•	shares of common stock reserved for issuance under our benefit plans.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Our historical net tangible book value (deficit) as of September 30, 2007 was $(67.1) million, or $(11.08) per share of common stock. Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. The pro forma net tangible book value of our common stock as of September 30, 2007 was approximately $8.1 million, or approximately $0.17 per share based on the number of shares outstanding as of September 30, 2007 after giving effect to the conversion of all outstanding preferred stock into common stock and the reclassification of preferred stock warrants from liabilities to stockholders’ equity (deficit). After giving effect to our sale of              shares of common stock at an assumed initial public offering price of $             per share, the mid-point of the range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2007 would have been $             million, or $             per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $             per share and an immediate dilution to new investors of $             per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of September 30, 2007	$(11.08)
Pro forma increase in net tangible book value per share attributable to conversion of convertible preferred stock and reclassification of convertible preferred stock warrants	11.25

Pro forma net tangible book value per share as of September 30, 2007, before giving effect to this offering	0.17
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering

Pro forma net tangible book value per share after giving effect to this offering

Dilution in pro forma net tangible book value per share to investors in this offering		$

Each $1.00 increase (decrease) in the assumed public offering price of $             per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $             million, or approximately $             per share, and the pro forma dilution per share to investors in this offering by approximately $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $             per share, would result in a pro forma as adjusted net tangible book value of approximately $             million, or $             per share, and the pro forma dilution per share to investors in this offering would be $             per share. Similarly, a decrease of 1.0 million shares in the number of shares offered by us, together with a $1.00 decrease in the assumed public offering price of $             per share, would result in a pro forma as adjusted net tangible book value of approximately $             million, or $             per share, and the pro forma dilution per share to investors in this offering would be $             per share. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option to purchase additional shares in this offering, our pro forma as adjusted net tangible book value at September 30, 2007 would be $             million, or $             per share, representing an immediate increase in pro forma as adjusted net tangible book value to our existing stockholders of $             per share and an immediate dilution to investors participating in this offering of $             per share.

The following table summarizes as of September 30, 2007, on a pro forma as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by investors participating in this offering, based upon an assumed initial public offering price of $             per share, the mid-point of the range on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	48,306,159%		$75,088,302%			$1.55
Investors participating in this offering

Total		100%		$100%	$

The above discussion and tables also assume no exercise of any outstanding stock options or warrants except as set forth above and does not include:

•	6,207,255 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2007 at a weighted average exercise price of approximately $0.50 per share;

•	30,000 shares of common stock issuable upon the exercise of the warrant outstanding as of September 30, 2007 at an exercise price of $1.00 per share;

•

             shares of common stock issuable upon the exercise of warrants issued in connection with our loan commitment at an exercise price of $         per share, based upon an assumed initial public offering price of $        , the midpoint of the range on the cover page of this prospectus and assuming we draw the entire $15.0 million available under the loan commitment; and

•	shares of common stock reserved for issuance under our benefit plans.

To the extent any of the foregoing options or warrants are exercised, there will be further dilution to investors participating in this offering. The following table summarizes as of September 30, 2007, on a pro forma as adjusted basis, the number of shares of common stock purchased from us assuming the exercise of all outstanding options and warrants as of September 30, 2007, the total consideration paid to us and the average price per share paid by our existing stockholders and by investors participating in this offering, based upon an assumed initial public offering price of $         per share, the mid-point of the range on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased (including shares issuable upon exercise of outstanding options and warrants)(1)			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors participating in this offering

Total		100%			$100%		$

(1)	Includes (i) 48,306,159 shares of common stock outstanding as of September 30, 2007, (ii) 6,207,255 shares of common stock issuable upon the exercise of options outstanding as September 30, 2007, (iii) 30,000 shares of common stock issuable upon the exercise of warrants for shares of our Series A convertible preferred stock outstanding as of September 30, 2007 and (iv) shares of common stock issuable upon the exercise of warrants issued in connection with our loan commitment. The number of shares issuable upon the exercise of warrants issued in connection with our loan commitment assumes that we draw the entire $15.0 million available under the loan commitment. This number also assumes an exercise price of $ per share, based upon an assumed public offering price of $ per share, the midpoint of the range on the cover page of this prospectus.

SELECTED FINANCIAL DATA

The selected statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected balance sheet data as of December 31, 2005 and 2006 have been derived from our audited financial statements included elsewhere in this prospectus. The selected statement of operations data for the years ended December 31, 2002 and 2003 and the selected balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited financial statements that are not included in this prospectus. The statement of operations data for the nine-month periods ended September 30, 2006 and 2007 and for the cumulative period from July 25, 2000 (date of inception) to September 30, 2007 and the balance sheet data as of September 30, 2007 have been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements and include all adjustments, consisting only of normal recurring adjustments, we consider necessary for the fair statement of the information. Historical results are not necessarily indicative of future results. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,					Nine Months Ended September 30,		Cumulative Period from July 25, 2000 (Date of Inception) to September 30, 2007
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)		(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$—	$—	$—	$25	$484	$231	$968	$1,477
Costs of goods sold	—	—	—	30	422	240	948	1,400

Gross profit (loss)	—	—	—	(5)	62	(9)	20	77

Operating expenses:
Research and development	4,994	6,416	10,682	17,243	11,579	9,308	5,924	61,415
Selling, general and administrative	1,385	847	894	989	1,701	1,284	2,679	8,807

Total operating expenses	6,379	7,263	11,576	18,232	13,280	10,592	8,603	70,222

Loss from operations	(6,379)	(7,263)	(11,576)	(18,237)	(13,218)	(10,601)	(8,583)	(70,145)
Interest and other income	127	178	233	555	550	344	445	2,329
Interest and other expense	(15)	(17)	(5)	(11)	(5)	(5)	(281)	(354)

Net loss before cumulative effect of change in accounting principle	(6,267)	(7,102)	(11,348)	(17,693)	(12,673)	(10,262)	(8,419)	(68,170)
Cumulative effect of change in accounting principle	—	—	—	(22)	—	—	—	(22)

Net loss	$(6,267)	$(7,102)	$(11,348)	$(17,715)	$(12,673)	$(10,262)	$(8,419)	$(68,192)

Net loss per share—basic and diluted(1):
Net loss before cumulative effect of change in accounting principle	$(1.26)	$(1.40)	$(2.20)	$(3.39)	$(2.34)	$(1.91)	$(1.49)
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—

Net loss per share	$(1.26)	$(1.40)	$(2.20)	$(3.39)	$(2.34)	$(1.91)	$(1.49)

Pro forma net loss per share—basic and diluted (unaudited)					$(0.29)		$(0.17)

Weighted average number of shares used to compute basic and diluted net loss per share(1):
Historical	4,959	5,072	5,150	5,233	5,406	5,373	5,661
Pro forma (unaudited)					43,879		47,914

	As of December 31,					As of September 30, 2007
	2002	2003	2004	2005	2006
	(in thousands)					(unaudited)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$3,036	$10,814	$27,460	$10,700	$15,237	$10,597
Working capital	2,356	10,275	26,037	8,525	14,356	7,785
Total assets	3,814	11,584	28,530	11,779	16,578	14,739
Preferred stock warrant liability	—	—	—	50	53	993
Long term debt	125	71	27	—	—	3,124
Convertible preferred stock	13,737	28,751	56,146	56,124	74,181	74,181
Deficit accumulated during the development stage	(10,935)	(18,037)	(29,385)	(47,100)	(59,773)	(68,192)
Total stockholders’ deficit	(10,745)	(17,841)	(29,162)	(46,844)	(59,268)	(67,092)

(1)	Please see Note 2 to our audited financial statements for an explanation of the method used to calculate basic and diluted net loss per share and pro forma basic and diluted net loss per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes and the other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We are a medical technology company focused on developing and commercializing therapeutic devices for the treatment of patients with emphysema and other debilitating breathing disorders. We recently completed our pivotal clinical trial to demonstrate the efficacy and safety of our first product, the Emphasys endobronchial valve, or EBV, in patients with emphysema. We refer to this device as the Zephyr EBV. We believe we are the first company to have submitted a PMA application for a device to improve lung function in emphysema patients. We anticipate receiving FDA approval for the Zephyr EBV and beginning sales in the United States in late 2008. The Zephyr EBV has received CE marking, and we have begun selling our product on a limited basis in Europe and in several Asia-Pacific regions including Australia, Hong Kong and Singapore. We are planning a full commercial launch of our product in Europe by mid-2008, although we anticipate that a substantial majority of our future revenue will result from domestic sales of our product once we receive FDA approval and begin sales in the United States.

We are a development stage company and we currently do not have commercial product market approval in the United States. At September 30, 2007, we had accumulated a deficit during the development stage of $68.2 million and have generated a net loss in all years of operations. We expect such losses to continue into the foreseeable future as we continue to build our sales, marketing and distribution capabilities, establish commercial-scale manufacturing operations, and continue our research and development. We have financed our operations to date primarily through private placements of our equity securities.

Revenue and Cost of Goods Sold

To date, most of our revenue has been in international markets where we currently have regulatory approval, although we have had limited revenue in the United States for product used in FDA approved compassionate use cases for air leaks. For the years ended December 31, 2005 and 2006 and the nine month period ended September 30, 2007, 100%, 88% and 78% of our revenue, respectively, was derived from international markets. We do not expect to generate any significant domestic commercial revenue until late in 2008 and only if we receive FDA approval of the Zephyr EBV. To date, manufacturing operations have been primarily focused on the support of research and development and clinical efforts. Cost of goods sold represents the cost of product shipped to distributors and excludes cost of units used in clinical trials.

Research and Development Expenses

Research and development expenses consist of costs incurred to further our research and development activities and include salaries and related employee benefits, costs associated with clinical trials, non-clinical activities, regulatory activities, research-related overhead expenses and fees paid to external service providers and contract research organizations that conduct certain research and development activities on our behalf. Our pivotal clinical trial, VENT, accounted for a significant portion of the research and development costs during the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007. The VENT trial began patient enrollment in early 2004, completed patient enrollment in April 2006 and completed patient follow-up in April 2007. From inception through September 30, 2007, we have incurred $61.4 million in research and development expenses. We expect our research and development costs to increase above 2007 levels as we continue research and development activities.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of compensation for executive, selling, marketing, finance and administrative personnel and facilities related to selling, general and administrative activities. Other significant expenses include travel expenses, benefit administration and professional fees for accounting and legal services. From inception through September 30, 2007, we have incurred $8.8 million in selling, general and administrative expenses. We expect our selling, general and administrative expenses to increase due to the costs associated with the development of our sales, marketing and distribution capabilities. In addition, these costs will increase due to an increase in administrative functions as well as higher legal, accounting, insurance and other professional service costs relating to compliance with rules and regulations associated with being a publicly traded company.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements and notes, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, convertible preferred stock, and stockholders’ equity (deficit) and the disclosure of contingent liabilities at the date of the financial statements, as well as the reported revenue and expenses during the reporting periods. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, convertible preferred stock, and stockholders’ equity (deficit) that are not readily apparent from other sources. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in Note 2 to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.

Revenue Recognition and Cost of Goods Sold

We generated our first sales in late 2005. We sell the Zephyr EBV primarily through independent distributors in international markets where we currently have regulatory product market approval. We recognize revenue in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition. SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) title has transferred; (3) the price is fixed or determinable; and (4) collectibility is reasonably assured. Revenue from the sale of our product through independent distributors in international markets is recognized when the product has been sold by the independent international distributor to the end-user. This is due to the distributor’s implicit right of return and our lack of sales return history and the resultant inability to reliably estimate returns. Our distributor contracts provide for repurchases of inventory in the event of contract expiration, contract termination for cause, or in the event of product discontinuation or introduction of new replacement product. While our distributor contracts do not provide for general product return rights, as a development stage company during the early stage of commercialization with a novel product, we have in practice accepted return requests and issued credits or provided replacement product to distributors and may make similar concessions in the future. As a result, we record revenue and accounts receivable upon confirmation that the product has been sold to end-users and record a deposit liability when payment from a distributor is received in advance of revenue recognition.

We recognize the cost of the inventory transferred to the distributor in cost of goods sold when shipments are made to the distributors as title has passed to the distributor and although revenue has not yet been recognized due to the aforementioned return rights, any inventory ultimately returned under those return rights has no estimated economic value to us due to: (1) the product’s short regulatory shelf life from the date of manufacturing sterilization; (2) the lack of an approved process enabling us to rework, repackage and resterilize returned product; and (3) our inability to estimate if or how much of the inventory will be sold through by the distributor. Once the product is shipped to the distributor, the inventory is no longer within our control and the inventory no longer has any probable future economic benefit to us unless and until the inventory is sold through by the distributor to the end customer. Since we are unable to reasonably estimate the amount of product that will ultimately be sold through to the end user, we have determined that the full amount of the cost of the inventory transferred to the distributor has been impaired as we cannot assert that there is probable future economic benefit which we control.

In the next one to two years when we have sufficient product shipment and returns history, we may be in a position to estimate product returns and may begin to recognize revenue upon shipment to distributors for the inventory that is expected to be sold to the end users. Additionally, in the next one to two years we may determine that any cost of inventory transferred to distributors, whereby revenue recognition has been deferred, may have probable future economic value to us in which case, we would record the inventory transferred to distributors on our balance sheet. In making such a determination we will evaluate factors such as increases to the product’s regulatory shelf life and the emergence of a predictable market demand. Any such changes in future periods may impact the comparability of our financial results from period to period. For instance, assuming that the inventory shipped had been recorded as an asset on our balance sheet and not written off until revenue had been recognized, cost of goods sold and net loss would have decreased by $22,000, $45,000 and $174,000 for the years ended December 31, 2005 and 2006 and for the nine month period ended September 30, 2007, respectively.

Stock-Based Compensation

Through December 31, 2005, we accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees, and related interpretations, including the Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25. For periods prior to December 31, 2005, we complied with the disclosure-only provisions required by Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment to SFAS No. 123. As all options were granted with exercise prices equal to the deemed fair value of the shares at the grant date, no stock-based employee compensation costs were recorded under APB No. 25.

We account for stock-based compensation arrangements with non-employees in accordance with the Emerging Issues Task Force, or EITF, Abstract No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services, which requires that such equity instruments are recorded at their fair value. The fair value of the stock options is estimated using the Black-Scholes valuation model. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest.

Adoption of SFAS No. 123R

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment, or SFAS No. 123R, which requires compensation costs related to share-based transactions, including employee stock options, to be recognized in the financial statements based on fair value. SFAS No. 123R revises SFAS No. 123, as amended, and supersedes APB No. 25. We adopted SFAS No. 123R using the prospective transition method. Under this method, compensation cost is recognized for all share-based payments granted or modified subsequent to December 31, 2005. Prior to January 1, 2006, we used the minimum value method to determine values for our pro forma stock-based compensation disclosures. We have not utilized the minimum value method subsequent to our adoption of SFAS No. 123R on January 1, 2006, and the recorded fair value of our options will be higher as a result.

We selected the Black-Scholes pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model will be affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, forfeitures and expected dividends. The estimated grant date fair values of the employee stock options were calculated using the Black-Scholes valuation model, based on the following assumptions:

	Year Ended December 31, 2006	Nine Months Ended September 30,
		2006	2007
		(unaudited)
Weighted-average expected term	5.21 years	5.21 years	5.21 years
Expected volatility	70%	70%	70%
Risk-free interest rate	4.5%–5.1%	4.6%–5.1%	4.1%–4.6%
Dividend yield	0%	0%	0%

The expected term represents the weighted average period that our stock options are expected to be outstanding. The expected term is based on the observed and expected time to post-vesting exercise of options by employees. As we have been operating as a private company since inception, we are unable to use actual price volatility data. Therefore, we estimate the volatility of our common stock based on the volatility of similar entities taking into consideration factors such as industry, stage of life cycle and size. We base the risk-free interest rate that we use in the option pricing model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. We had a choice of two attribution methods for allocating compensation costs under SFAS No. 123R: the “straight-line method,” which allocates expense on a straight-line basis over the requisite service period of the last separately vesting portion of an award, or the “graded vesting attribution method,” which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. We chose the former method and amortize the fair value of each option on a straight-line basis over the requisite service period.

The fair value of our common stock during the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007 was determined by our board of directors. The board of directors, with the assistance of management, performed two contemporaneous fair value analyses for the then-current valuation of our common stock as of August 2006 and May 2007. These contemporaneous fair value analyses along with the judgment and experience of our board of directors were used in setting the exercise price of our common stock at the date of grant. In preparation of our financial statements necessary for this offering, we have reassessed the deemed fair value of our common stock for financial accounting purposes in light of the expected completion of this offering. We performed a reassessment of the fair value of our common stock as of July 2006 and May 2007, and performed a contemporaneous valuation in September 2007. We then determined a reassessed fair value for each grant date by ratably assigning incremental value between the deemed January 1, 2006 fair value, the reassessed July 2006 and May 2007 valuations and the contemporaneous September 2007 valuation.

We selected July 2006 for our first reassessment of fair value as it coincided with our successful completion of patient enrollment of our pivotal clinical trial, VENT, in April 2006 followed by our completion of our Series E convertible preferred stock financing in late June 2006. In determining the fair value of our common stock as of July 2006 we used the prior sale of company stock approach to estimate our aggregate enterprise value. The prior sale of company stock approach considers any prior arm’s length sales of a company’s equity. On June 29, 2006, we raised

$18.1 million through a Series E convertible preferred stock financing, led by an independent third party investor, which was priced at $2.40 per share. The reassessed fair value of our common stock as of July 2006 derived from the implied enterprise value of the Series E financing was determined to be $1.15 per share.

We selected May 2007 for our second reassessment of fair value as it coincided with our successful completion of patient follow-up of VENT in April 2007. For purposes of allocating enterprise value to our common stock as of May 2007, we utilized the probability-weighted expected return method because we were able to identify a range of possible future outcomes. For purposes of applying the probability-weighted expected return method we considered five scenarios, which included three different IPO scenarios based upon various timelines, a sale of the company scenario and a stay-private scenario. Enterprise values under the IPO scenarios were derived from comparable IPO market capitalizations of development stage medical device companies and comparable revenue multiples, the enterprise value under the sale of the company scenario was derived using comparable revenue multiples and the enterprise value under the stay-private scenario was derived from a market-based discounted cash flow analysis. The reassessed fair value of our common stock as of May 2007 based on the probability-weighted expected return method was determined to be $1.73 per share.

We selected September 2007 for our third assessment of fair value since it coincided with the successful filing of our PMA application to the FDA in September 2007. For purposes of allocating enterprise value to our common stock as of September 2007, we utilized the probability-weighted expected return method because we were able to identify a range of possible future outcomes. For purposes of applying the probability-weighted expected return method we considered four scenarios, which included different IPO scenarios based upon various timelines, a sale of the company scenario and a stay-private scenario. Enterprise values under the IPO scenarios were derived from comparable IPO market capitalizations of development stage medical device companies and comparable revenue multiples, the enterprise value under the sale of the company scenario was derived using comparable revenue multiples and the enterprise value under the stay-private scenario was derived from a market-based discounted cash flow analysis. The reassessed fair value of our common stock as of September 2007 based on the probability-weighted expected return method was determined to be $3.54 per share.

Based upon the reassessments discussed above, we determined that the reassessed fair value of the granted options to purchase 294,500 shares of common stock during 2006 ranged from $0.36 to $1.44 per share and that the reassessed value of the granted options to purchase 1,798,300 shares of common stock for the nine months ended September 30, 2007 ranged from $1.61 to $3.19 per share. Information on employee stock options granted in 2006 and for the nine months ended September 30, 2007 is summarized as follows:

Grants Made During Quarter Ended	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Reassessed Fair Value Per Share	Average Intrinsic Value Per Share
March 31, 2006	80,500	$0.20	$0.36	$0.16
June 30, 2006	79,000	0.23	0.94	0.71
September 30, 2006	—	—	—	—
December 31, 2006	135,000	0.43	1.41	0.98
March 31, 2007	8,500	0.43	1.61	1.18
June 30, 2007	—	—	—	—
September 30, 2007	1,789,800	1.36	2.39	1.03

As a result of our Black-Scholes option fair value calculations and allocation of value to vesting periods using the straight-line attribution method, we recognized stock-based compensation expense of $21,000, $9,000 and $229,000 during the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007, respectively. Basic and diluted net loss per share were not materially different due to the adoption of SFAS No. 123R. As of December 31, 2006 and September 30, 2007, total compensation cost related to unvested stock options not yet recognized in the financial statements was $206,000 and $2,927,000, respectively, and the weighted average period over which this cost is expected to be recognized is 3.51 and 3.62 years, respectively.

Preferred Stock Warrant Liability

Effective July 1, 2005, we have adopted the provisions of Financial Accounting Standards Board Staff Position, or FSP, No. 150-5, Issuer’s Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, or FSP 105-5, an interpretation of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Pursuant to FSP No. 150-5, freestanding warrants for shares that are either puttable or warrants for shares that are redeemable are classified as liabilities on the balance sheet at fair value. At the end of each reporting period, changes in fair value during the period are recorded as a component of other income or expense. Prior to July 1, 2005, we accounted for warrants for the purchase of preferred stock under EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.

Income Taxes

We account for income taxes under the liability method in accordance with the provision of SFAS No. 109, Accounting for Income Taxes, or SFAS 109. SFAS 109 requires recognition of deferred taxes to provide for temporary differences between financial reporting and the tax basis of assets and liabilities. Deferred taxes are measured using enacted tax rates expected to be in effect in a year in which the basis difference is expected to reverse. We continue to record a valuation allowance for the full amount of deferred assets, which would otherwise be recorded for tax benefits relating to operating loss and tax credit carryforwards, since realization of such deferred tax assets cannot be determined to be more likely than not. Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of the net operating loss carryforwards before utilization.

In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48. FIN 48 is an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 provides guidance on recognition, classification, interest and penalties, and accounting in interim periods and requires expanded disclosure with respect to the uncertainty in income taxes. We became subject to the provisions of FIN 48 as of January 1, 2007. As a result of the implementation of FIN 48 we have recognized no material adjustment in the liability for unrecognized income tax benefit and we do not expect any material changes.

Our policy for recording interest and penalties is to record such items as a component of income (expense) before taxes. Historically, we have not recorded any interest income, interest expense, or penalties related to uncertain tax positions. We file income tax returns in the United States and various states. Because of net operating loss carryforwards, all of our tax years remain open to tax examinations. There are no tax examinations currently in progress.

Results of Operations

Comparison of Nine Months Ended September 30, 2006 and 2007

	Nine Months Ended September 30,		Increase (Decrease)	% Increase (Decrease)
	2006	2007
	(unaudited)
	(in thousands)
Revenue	$231	$968	$737	*
Cost of goods sold	240	948	708	*

Gross profit (loss)	(9)	20	29	*
Operating expenses:
Research and development	9,308	5,924	(3,384)	(36)%
Selling, general and administrative	1,284	2,679	1,395	109%

Total operating expenses	10,592	8,603	(1,989)	(19)%

Loss from operations	(10,601)	(8,583)	2,018	(19)%
Interest income	344	445	101	29%
Interest and other expense	(5)	(281)	(276)	*

Net loss	$(10,262)	$(8,419)	$1,843	(18)%

*	Not meaningful

Revenue and Cost of Goods Sold. The increase in revenue and cost of goods sold in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 was a result of the continued growth in international sales. In 2006 and continuing into 2007 we increased the number of international distributors selling the Zephyr EBV and increased the number of physicians trained to use the Zephyr EBV.

Research and Development Expenses. The decrease in research and development expenses in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 was a result of a $3.0 million decrease in clinical trial and clinical infrastructure costs associated with the VENT trial in which patient enrollment was completed by April 2006 and patient follow-up was completed by April 2007, a $1.2 million reduction in operating costs allocated to research and development due to the increased levels of commercial revenue shipments and commercial inventory. Partially offsetting these decreases were a $400,000 increase in consulting fees primarily due to activities in support of preparation and filing our premarket approval with the FDA, and a $200,000 increase in stock-based compensation recorded for employee and non-employee options.

Selling, General and Administrative Expenses. The increase in selling, general and administrative expenses in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 was a result of a $200,000 increase in costs allocated to sales and marketing as we increased international commercial operations, a $400,000 increase in administrative compensation and recruiting fees associated with increased headcount and stock-based compensation, and a $700,000 increase in professional fees in connection with our initial public offering that were not capitalizable.

Interest Income. The increase in interest income in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 was due primarily to an increase in our average interest bearing assets during the nine months ended September 30, 2007 compared to the same period in 2006. The increase was also partially due to general increase in average interest rates during the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006.

Interest and Other Expense. The increase in interest and other expense in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 was the result of a $265,000 increase in the charge to reflect the fair value of the preferred stock warrants issued in connection with debt in March 2001 and September 2007.

Comparison of Fiscal Years Ended December 31, 2005 and 2006

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2005	2006
		(in thousands)
Revenue	$25	$484	$459	*
Cost of goods sold	30	422	392	*

Gross profit (loss)	(5)	62	67	*

Operating expenses:
Research and development	17,243	11,579	(5,664)	(33)%
Selling, general and administrative	989	1,701	712	72%

Total operating expenses	18,232	13,280	(4,952)	(27)%

Loss from operations	(18,237)	(13,218)	5,019	(28)%
Interest income	555	550	(5)	(1)%
Interest and other expense	(11)	(5)	6	(55)%

Net loss before cumulative effect of change in accounting principle	(17,693)	(12,673)	5,020	(28)%
Cumulative effect of change in accounting principle	(22)	—	22

Net loss	$(17,715)	$(12,673)	$5,042	(28)%

*	Not meaningful.

Revenue and Cost of Goods Sold. The increase in revenue and cost of goods sold in 2006 compared to 2005 was a result of having a full year of sales in 2006. In 2006 we increased the number of international distributors selling the Zephyr EBV and increased the number of physicians trained to use the Zephyr EBV.

Research and Development Expenses. The decrease in research and development expenses in 2006 compared to 2005 was a result of a $5.0 million decrease in clinical trial and clinical infrastructure costs associated with the VENT trial in which patient enrollment was completed by April 2006, a $500,000 reduction in research and development consulting, product testing costs and intellectual property spending, and a $300,000 reduction of operating costs allocated to research and development due to increased levels of commercial revenue shipments and commercial inventory.

Selling, General and Administrative Expenses. The increase in selling, general and administrative expenses in 2006 compared to 2005 was a result of a $700,000 increase in costs allocated to sales and marketing as we commenced and increased international commercial operations.

Comparison of Fiscal Years Ended December 31, 2004 and 2005

	Years Ended December 31		Increase (Decrease)	% Increase (Decrease)
	2004	2005
	(in thousands)
Revenue	$—	$25	$25	*
Cost of goods sold	—	30	30	*

Gross loss	—	(5)	(5)	*

Operating expenses:
Research and development	10,682	17,243	6,561	61%
Selling, general and administrative	894	989	95	11%

Total operating expenses	11,576	18,232	6,656	57%

Loss from operations	(11,576)	(18,237)	(6,661)	58%
Interest income	233	555	322	138%
Interest and other expense	(5)	(11)	(6)	120%

Net loss before cumulative effect of change in accounting principle	(11,348)	(17,693)	(6,345)	56%
Cumulative effect of change in accounting principle	—	(22)	(22)	*

Net loss	$(11,348)	$(17,715)	$(6,367)	56%

*	Not meaningful.

Research and Development Expenses. The increase in research and development expenses in 2005 compared to 2004 was a result of a $6.3 million increase in clinical trial and clinical infrastructure costs associated with the VENT trial and a $400,000 increase in research and development compensation costs associated with increased headcount. The VENT trial patient enrollment began in early 2004 and was completed by April 2006.

Selling, General and Administrative Expenses. Selling, general and administrative expenses remained relatively unchanged between 2004 and 2005.

Interest Income. The increase in interest income in 2005 compared to 2004 was due primarily to the timing of our receipts of the proceeds of our convertible preferred stock financings, which we invested in interest-bearing investments. The increase was also partially due to general increases in average interest rates in 2005 compared to 2004.

Liquidity and Capital Resources

We have incurred a cumulative net loss since our inception in July 2000 and as of September 30, 2007 we had a deficit accumulated during the development stage of $68.2 million. We have funded our operations to date principally from private placements of convertible preferred stock, raising net proceeds totaling $74.2 million through September 30, 2007. As of September 30, 2007, we had approximately $10.6 million in cash, cash equivalents and short-term investments included in current assets. We invest our available cash balances in bank deposits, money market funds, U.S. government securities, and other investment grade debt securities that have strong credit ratings.

Net cash used in operating activities was $10.1 million, $16.5 million and $13.4 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $10.6 million and $7.8 million for the nine months ended September 30, 2006 and 2007, respectively. The net cash used in each of these periods primarily reflects internal personnel costs associated with our research and development programs, clinical trial costs and infrastructure costs supporting our research and development activities. Included in net cash used in operating activities is the net loss for those periods, which was reduced in part by depreciation and amortization, stock-based compensation, revaluation of our preferred stock warrant liability and net changes in operating assets and liabilities affecting cash. Changes in inventory, accounts receivable and deferred revenue are primarily due to the increased levels of commercial production of the Zephyr EBV and international sales. Changes in accounts payable and accrued liabilities are primarily dependent upon our clinical trial activities as well as the timing of payments to our suppliers, vendors and employees.

Net cash provided by (used in) investing activities was $(16.5 million), $11.8 million and $755,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $8.9 million and $3.7 million for the nine months ended September 30, 2006 and 2007, respectively. Net cash provided by (used in) investing activities in each of these periods reflects primarily the net purchases and maturities of short-term investments and purchases of property and equipment. Purchases of property and equipment have been primarily machinery and support equipment and leasehold improvements.

Net cash provided by (used in) financing activities was $27.3 million, $(10,000) and $18.1 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $18.0 million and $4.1 million for the nine months ended September 30, 2006 and 2007, respectively. Net cash provided by (used in) financing activities was attributable primarily to the issuance of shares of our Series D convertible preferred stock for $27.4 million in June 2004, the issuance of shares of our Series E convertible preferred stock for $18.1 million in June 2006 and proceeds from debt financing of $4.0 million in September 2007. We made debt repayments of $54,000, $44,000 and $27,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

In September 2007, we entered into a $15.0 million loan commitment agreement. The loan commitment requires us to draw an initial $4.0 million in September 2007. In addition, the loan commitment provides for $11.0 million to be available until October 31, 2007, $8.0 million to be available until November 30, 2007 and $5.0 million to be available until January 31, 2008. Repayment of each loan begins with a six-month interest-only period followed by a 30-month repayment of principal and interest. The interest rate of each loan will equal 4.25% plus the prime rate, subject to a maximum rate of 12.75% and a minimum rate of 12.25%. The loan amounts are collateralized by a security interest in all of our assets and, under certain circumstances, intellectual property. In connection with this loan commitment, we issued warrants to the lender for the purchase of preferred stock with an aggregate exercise price of $825,000, plus 4.5% of the total principal amount of all loans drawn under the agreement. The warrants have an exercise price equal to the lesser of (i) $3.60 per share or (ii) the average of $2.40 and the price per share in this offering. The warrants expire seven years from the termination of the commitment. Effective upon the completion of this offering, the warrants will become exercisable for common stock. We drew down the initial draw of $4.0 million, a second draw of $3.0 million and a third draw of $3.0 million under the loan agreement in September 2007, October 2007, and November 2007, respectively.

Under the loan commitment agreement we have agreed to a number of customary affirmative covenants. Specifically, we have agreed to:

•

give prompt written notice to the lender of material adverse events, including litigation, administrative or regulatory proceedings, disputes with governmental authorities, defaults under the loan commitment agreement, changes in the location of our business or collateral, and disputes under any material contract;

•	deliver to the lender financial statements, copies of government required reports and press releases, and any other information reasonably requested by the lender;

•

permit the lender to substantially participate in the management, including by permitting the lender to consult with management as to the conduct of our business, inspect our books and records, and recommend prospective candidates for nomination to our board of directors;

•	maintain our present form of business and keep all property in good working order and condition;

•	obtain and keep in force insurance as is usual in our type of business;

•	maintain adequate books, accounts and records, and prepare all financial statements in accordance with GAAP and in compliance with the governmental or regulatory regulations;

•	comply with all laws, rules and regulations applicable to us and to comply with all material agreements to which we are a party;

•	pay all indebtedness and taxes when due;

•

maintain collateral in good working order and maintain accurate records relating to collateral and refrain from relocating any collateral, records or our primary office, or changing our name, legal structure or location of collateral, without advance notice to lender;

•	obtain and maintain such landlord consent with respect to real property on which our collateral is located;

•	should we be in default under the loan commitment agreement, refrain from making any material reduction on an amount owed to us other than in the ordinary course of business; and

•	authorize the lender to initiate debit entries to our operating account to satisfy our obligations under the loan commitment agreement.

We have also agreed to negative covenants in the loan commitment agreement. Specifically, we have agreed that we will not do any of the following, without the lender’s prior consent:

•	incur or prepay any indebtedness;

•	create or permit to exist any lien on any of our property or sell or transfer any material portion of our assets;

•	liquidate or dissolve or enter into any consolidation, merger or other combination;

•	enter into a transaction with an affiliate or any officer, employee, director or equity holder that is more favorable than what would have been obtained in an “arms’ length” transaction;

•	engage in any material line of business other than our current business;

•	fail to deliver all documents reasonably requested by the lender to maintain a first perfected security interest in the collateral;

•	become an “investment company” or controlled by an “investment company,” within the meaning of the Investment Company Act of 1940 or become principally engaged in the business of extending credit;

•	fail to comply with applicable labor and employee benefit laws and regulations;

•	maintain any accounts except accounts disclosed to the lender; and

•	prior to our initial public offering, pay any dividends or redeem or acquire our capital stock.

The loan commitment agreement provides for customary acceleration clauses that permit the lender to declare all outstanding principal and interest due and payable and to exercise all other rights and remedies in the event that we breach any of these covenants or any of our other obligations under the agreement.

We do not expect to generate any significant product revenue from customers in the United States until late 2008 and only if we receive FDA approval of the Zephyr EBV. We believe that the net proceeds from our initial public offering, together with our cash, cash equivalents and short-term investments, together with interest income we earn on these investments, as well as the loan commitment we entered into in September 2007, will be sufficient to meet our anticipated cash requirements for at least 24 months. If our available cash, cash equivalents, short-term investments, loan commitment and net proceeds from our initial public offering are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or arrange for a credit facility. The sale of additional equity and debt securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of equity or debt securities, these securities could have rights and preferences senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay, or eliminate some or all of our planned research, product development and commercialization activities, which could materially harm our business.

Our forecast of the period of time through which our financial resources will be adequate to support our operations and the costs to complete development of product candidates are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the “Risk Factors” section of this prospectus. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Because of the numerous risks and uncertainties associated with the development of medical devices, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to successfully deliver a commercial product to market. Our future funding requirements will depend on many factors, including but not limited to:

•	the timing of regulatory clearances or approvals;

•	the scope, rate of progress and cost of our research and development activities;

•	the scope, rate of progress and cost of any clinical trials we are required to conduct, and the results of these clinical trials;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the rate of market acceptance of our product candidates;

•	the cost of filing and prosecuting patent applications and defending and enforcing our patents and other intellectual property rights;

•	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patents or other third-party intellectual property rights;

•	the cost of defending other litigation or disputes with third parties;

•	the cost of establishing commercial supplies of our current pipeline of product candidates and any product candidates that we may develop;

•	the development of an efficient manufacturing process;

•	the effect of competing products and market developments; and

•	any revenue generated by sales of our future product candidates.

Future capital requirements will also depend on the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of September 30, 2007 and the effect those obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Remainder of Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease	$2,840	$98	$1,761	$981	$—
Long-term debt	4,000	6	3,994	—	—

The table above reflects only payment obligations that are fixed and determinable. Our commitments for operating leases relate to the lease for our office facility in Redwood City, California. We are also responsible for maintenance costs and property taxes on this lease. This operating lease was amended in April 2007 to provide for an expansion and extension of the previous lease agreement. Our commitment for long-term debt relates to the $4.0 million initial draw of the $15.0 million loan commitment entered into as of September 2007. We drew down an additional $3.0 million in each of October and November 2007 under the loan agreement.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect that the adoption of SFAS No. 157 will have on our financial condition, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for us on January 1, 2008. We are currently evaluating the impact of adopting SFAS No. 159 on our financial statements.

In June 2007, the Emerging Issues Task Force, or EITF, reached a consensus on EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities. EITF Issue No. 07-3 states that nonrefundable advance payments for future research and development activities should be deferred and recognized as an expense as the goods are delivered or the related services are performed. Entities should then continue to evaluate whether they expect the goods to be delivered or services to be rendered and, if an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF Issue No. 07-3 will be effective for us on January 1, 2008 and is to be applied prospectively for new contracts entered into on or after the effective date. We are currently evaluating the impact on our financial statements of adopting EITF Issue No. 07-3.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet activities, including the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk is confined to our cash, cash equivalents and short-term investments which have maturities of less than one year and investment securities. The goals of our investment policy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. To achieve our goals, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality. The securities in our investment portfolio are not leveraged, are classified as available for sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any material negative impact on the value of our investment portfolio.

BUSINESS

Overview

We are a medical technology company focused on developing and commercializing therapeutic devices for the treatment of patients with emphysema and other debilitating breathing disorders. We recently completed our pivotal clinical trial to demonstrate the efficacy and safety of our first product, the Emphasys endobronchial valve, or EBV, in patients with emphysema. We refer to this device as the Zephyr EBV. We submitted our application for Premarket Approval, or PMA, to the U.S. Food and Drug Administration, or FDA, in September 2007, and, in October 2007, the FDA granted our PMA application expedited review. Expedited review status means that a PMA application is placed at the beginning of the appropriate review queue and receives additional review resources, as needed. While our PMA application has been granted expedited review, this grant does not change the standards associated with obtaining FDA approval, nor does it imply that the FDA has performed an in-depth evaluation of the safety and effectiveness of the Zephyr EBV. We believe we are the first company to have submitted a PMA application for a device to improve lung function in emphysema patients. We anticipate receiving FDA approval for the Zephyr EBV and beginning sales in the United States in late 2008. The Zephyr EBV has received CE marking, and we have begun selling our product on a limited basis in Europe and in several Asia-Pacific regions including Australia, Hong Kong and Singapore. We are planning a full commercial launch of our product through distributors in Europe by mid-2008, although we anticipate that a substantial majority of our future revenue will result from domestic sales of our product once we receive FDA approval and begin sales in the United States.

Emphysema is a debilitating disease that progressively destroys lung tissue, resulting in a diminishing ability to breathe. The lung damage caused by emphysema is irreversible. In patients with emphysema, diseased portions of the lung lose their ability to exchange oxygen and carbon dioxide due to damage to the air sacs, or alveoli. The diseased lungs also lose elasticity, become over-inflated, and crowd out the healthier lung tissue. These factors combine to reduce the exchange of oxygen and carbon dioxide in the lungs. As a result, patients with emphysema experience shortness of breath, gradually losing their ability to engage in the most basic daily activities such as climbing stairs, walking or even eating. Except for high-risk surgical procedures, such as lung transplantation and lung volume reduction surgery, which are rarely performed, there are no viable treatment options for emphysema patients that reverse the underlying lung change or cure the disease.

The Zephyr EBV is a one-way silicone valve, which is inserted into airways to prevent air from entering the diseased portion of the lung during inhalation, while allowing air and fluids to escape during exhalation. The Zephyr EBV is implanted through the working port of a standard bronchoscope in a procedure lasting between 20 and 40 minutes, typically while the patient is under conscious sedation. The Zephyr EBV mitigates the effects of emphysema by isolating the targeted diseased portion of the lung, causing a reduction in volume of the diseased region and redirecting air flow to the healthier portions of the lung, thus allowing the lung to function more normally. Patients who have received treatment with the Zephyr EBV have reported rapid and significant improvements in their ability to breathe and to engage in a broader range of daily activities. As of December 31, 2007, physicians have implanted the Zephyr EBV in over 750 patients, and more than ten prominent medical journals have published over 20 peer-reviewed journal articles on our valve technology.

We believe we demonstrated the clinical value of the Zephyr EBV in our Emphasys Bronchial Valve for Emphysema PalliatioN Trial, or VENT. We enrolled 321 patients in a randomized study measuring functional, quality of life and safety endpoints. VENT demonstrated statistically significant improvement in our two primary endpoints, forced expiratory volume, or FEV1, (a measure of lung function) and six-minute walk test, or 6MWT (a measure of exercise tolerance). The trial also demonstrated improvement in all four secondary endpoints, which included measures of quality of life, breathlessness, oxygen requirement and exercise tolerance, and statistically significant improvement in three of those four endpoints. Our trial further showed the Zephyr EBV to have a favorable safety profile in terms of major complications between the treatment and control groups.

We intend to continue investing in research and development in order to capitalize on our first mover advantage in the emphysema market, and to pursue other potential indications in pulmonary diseases that are served by the same physician audience. For example, the Zephyr EBV has been used for the treatment of lung air leaks in limited circumstances under a compassionate use protocol approved by the FDA on a case-by-case basis. We intend to leverage our research and development efforts to enhance our existing intellectual property portfolio. As of December 31, 2007, we had 13 issued U.S. patents, and 25 pending U.S. patent applications, as well as 11 issued foreign patents and 15 pending foreign patent applications.

Background

Market Opportunity

According to the National Center for Health Statistics, 3.8 million adults in the United States have been diagnosed with emphysema, and we believe several million more remain undiagnosed. According to the National Heart, Lung and Blood Institute, the prevalence of emphysema increased at a compound annual growth rate of 5% from 1999 to 2004, with 461,000 incremental diagnoses of emphysema between 2003 and 2004, the most recent years for which this data is available.

Emphysema is a debilitating disease, primarily caused by smoking, that progressively destroys lung tissue, resulting in a diminishing ability to breathe. The World Health Organization estimates that there are 1.1 billion smokers worldwide, increasing to 1.6 billion by the year 2025. In the United States, despite anti-smoking campaigns, the smoking rate of adults has remained relatively constant at approximately 21% since 2004, and therefore the total number of adult smokers has increased as the adult population has increased.

Emphysema

Emphysema is a progressive and incurable disease, resulting in debilitating conditions that can often lead to death. Emphysema begins with the destruction of air sacs, or alveoli, which reduces the lung’s ability to transfer oxygen for carbon dioxide in the bloodstream. Damage from emphysema to the alveoli is irreversible and results in permanent holes in the tissue of the lungs. For the same reason, during inhalation, air is more easily drawn into the diseased inelastic regions of the lung, resulting in over-inflation of the diseased lung, which in turn reduces the volume of air reaching healthier lung tissue. Over-inflation also has the effect of crowding out the healthier lung tissue. The combination of trapped air, a limited ability of the healthier portion of the lung to expand and a loss of viable lung tissue results in increased difficulty breathing and a constant feeling of breathlessness, or dypsnea.

As emphysema progresses, a patient’s quality of life is significantly diminished. Patients gradually reduce their physical activity in an attempt to reduce the constant feeling of breathlessness. As the disease advances, the patients may become unable to perform simple daily functions, such as climbing stairs, walking or even eating. Patients also experience a progressive degradation of their cardiovascular system and a corresponding loss of muscle mass. Additionally, emphysema increases the risks of other diseases, such as hypertension, heart failure and depression.

Shortcomings of Existing Treatments for Patients with Emphysema

There is no known cure for emphysema. The lung damage caused by emphysema is irreversible, and most patients have limited treatment options. Pulmonologists, who typically treat emphysema patients, may administer medical management therapy or refer patients to surgical specialists. However, medical management results in limited benefits, and surgery is rarely performed.

•

Medical Management. The primary treatment for the vast majority of emphysema patients is medical management, which focuses on maximizing the remaining lung function and treating any accompanying conditions such as heart disease, asthma and bronchitis. Medical management includes breathing supplemental oxygen, pulmonary rehabilitation and smoking cessation. Oxygen tanks are routinely used to help emphysema patients reduce the feeling of breathlessness, especially in the later stages of the disease. Pulmonary rehabilitation programs such as exercise training can decrease the shortness of breath by improving the cardio-pulmonary conditioning of the patient. While pulmonary rehabilitation and smoking cessation programs are available to patients, the success of these programs is highly dependent on the compliance of the patient. In addition, prescription medicines such as bronchodilators and inhaled steroids may be prescribed to alleviate other conditions associated with emphysema, such as bronchitis and asthma. While these treatments can alleviate symptoms, and smoking cessation can slow the progression of the disease, none of these measures can reverse the underlying lung damage in emphysema.

•

Lung Transplantation. Lung transplantation is an option for very few patients with advanced emphysema. The procedure generally is performed as a last measure for irreversible lung failure, which may be caused by diseases such as emphysema, pulmonary fibrosis, cystic fibrosis and pulmonary hypertension. According to the United Network for Organ Sharing, at the end of 2005, 3,139 people in the United States were awaiting a lung transplant, and only 1,405 actually received a transplant in 2005. According to the International Society of Heart Lung Transplantation, in North America, transplants for emphysema patients accounted for only 28.9% of all lung transplants in 2005. Lung transplantation as a front-line treatment for emphysema presents several limitations, including: lack of donor lungs, high cost, risk of the procedure, restrictive clinical criteria barring older patients, and the need for the patient to take ongoing immunosuppressant drugs to curb organ rejection.

•

Lung Volume Reduction Surgery (LVRS). Surgical reduction in lung volume has been demonstrated to be an effective treatment for emphysema patients. The lung consists of five lobes, three in the right lung and two in the left. The average person has a considerable amount of excess lung capacity and, as a result, can generally function even after portions of the lung have been destroyed by disease or removed by surgery. LVRS involves the removal of the over-inflated, diseased portion of the lung, allowing the healthier remaining portions of the lung to function more normally. The National Emphysema Treatment Trial, or NETT, was a five-year landmark study commenced in 1996, which clarified the short-term and long-term risks and benefits of LVRS to treat severe emphysema. However, the NETT study also highlighted the high risks of the procedure, including significant morbidity and an early mortality rate of 5.2%. In addition, the procedure is costly, with long associated hospitalizations. As a result, LVRS is performed on an infrequent basis, and from January 2004 to September 2005, there were only 458 Medicare claims filed for LVRS.

Our Solution

We have developed a minimally-invasive system to reduce volume of emphysemic tissue in the lung as an alternative to LVRS for the significant number of emphysema patients for whom LVRS is not viable due to the surgical risks and costs associated with LVRS. Whereas LVRS involves the surgical resection of portions of the lung, our procedure involves the placement of our one-way valve, the Zephyr EBV, through a bronchoscope in the airways leading to the diseased portion of the lung. The valves prevent air from entering the diseased region, while allowing trapped air and fluid to escape. The inspired air is diverted into the healthier regions of the lung where it can be better utilized. As a result, we achieve volume reduction through isolation of the diseased portion of the lung. The resulting mechanical improvement to lung function results in reduced breathlessness, which in turn leads to improvements in exercise tolerance and quality of life.

We believe the Zephyr EBV provides the following benefits:

•

Proven Clinical Efficacy. The results of our clinical trials demonstrate the benefits of the Zephyr EBV, including improvement of lung function, exercise tolerance and quality of life. Patients have reported dramatic improvements in their ability to breathe which allows them to return to performing routine daily functions in a normal fashion.

•

Safe, Flexible and Reversible Procedure. Our clinical trials demonstrate that the Zephyr EBV is safe, with low risk of major complications and mortality. Unlike surgical interventions, physicians have the flexibility to treat a patient over time as the disease progresses or to stage the procedure in higher-risk patients with more advanced symptoms. In addition, the Zephyr EBV is easily removable using standard bronchoscopy tools, so that the procedure can be reversed if required.

•

Minimally Invasive Procedure and Ease of Delivery. The Zephyr EBV is easily delivered through a standard bronchoscope, which is inserted through the patient’s mouth into the airway. Consequently, no surgical incision is required, and the patient is typically under conscious sedation, avoiding the risks of general anesthesia. Three to four Zephyr EBVs can typically be placed in the lung in 20 to 40 minutes.

•

Requires Limited Training and Investment. The vast majority of pulmonologists are trained in bronchoscopic procedures and, accordingly, typically already have the skills and equipment needed to deliver the Zephyr EBV.

Our Strategy

Our goal is to establish the Zephyr EBV as the standard of care for the treatment of emphysema, and to lead the development of therapeutic devices in interventional pulmonology. The key elements of our strategy to achieve this objective include the following:

•

Achieve Regulatory Approval in the United States. In September 2007, we submitted an application to the FDA for Premarket Approval to commence sales of the Zephyr EBV in the United States. We expect to receive approval to market in the United States by late 2008.

•

Drive Adoption of the Zephyr EBV. The primary physician target group for sales of the Zephyr EBV will be pulmonologists. Most pulmonologists possess the basic skills and equipment necessary to perform the Zephyr EBV procedure themselves. We believe that having a single physician who can both prescribe and perform the procedure will maximize the efficiency and effectiveness of our sales force coverage efforts. In addition, we intend to educate patients and patient advocacy groups by employing targeted direct-to-consumer marketing efforts. It is also our experience that efficacy can be improved with increased physician training to improve clinical outcomes. We believe that providing a new procedure for pulmonologists to offer their patients as an alternative to the limited existing treatment options will also promote adoption of the Zephyr EBV.

•

Commercialize the Zephyr EBV. In the United States, we currently plan to establish a direct sales force to promote the Zephyr EBV to patients and physicians. We will initially focus on the top clinical and scientific thought leaders as we expect their centers to be the early adopters of the Zephyr EBV. We have also obtained CE marking for the Zephyr EBV and already begun limited sales in Europe. Through our distributor network, we intend to accelerate sales with a full commercial launch in Europe in 2008.

•

Procure Favorable Coding, Coverage and Payment. Payor coverage and reimbursement policies influence patient and physician selection of treatments. There are currently reimbursement codes available for the Zephyr EBV, and we will seek to obtain favorable coding to ensure that coverage and reimbursement payments are commensurate with the clinical value of the Zephyr EBV.

•

Continue Ongoing Research and Development Efforts to Expand Indications for the Zephyr EBV. We intend to invest significantly in continued clinical research in order to expand indications and further penetrate the emphysema market. In addition, clinical trials for other market applications will be pursued, such as lung air leaks. We believe that this continued investment in clinical research is a key component of our leadership strategy in the minimally-invasive treatment of emphysema and other pulmonary disorders.

The Zephyr EBV

Our EBV system is minimally invasive and designed to isolate one or more diseased lobes of the lung. Our one-way valves are inserted into an airway, or bronchus, to block inspiratory airflow into a targeted, diseased lobe of the lung, while permitting exhaled gas to escape from the lobe. In most procedures, three to four Zephyr EBVs will be used. The Zephyr EBV is currently made in two different sizes with overlapping ranges (4.0 to 7.0 millimeters and 5.5 to 8.5 millimeters), in order to ensure a proper fit within the bronchus. The key design features of the Zephyr EBV are:

•	a one-way silicone duckbill valve that prevents air from entering through the bronchus during inspiration and allows air to be expelled during expiration at very low pressures; and

•

a self-expanding retainer covered with a silicone membrane which conforms the implant to the bronchus wall, creating a seal and providing support for the valve. The retainer also incorporates a valve protector to prevent bronchospasm from distorting the valve.

In order to facilitate the precise placement of the Zephyr EBV in the diseased lung, we use a loading system and a delivery system:

•

Loading System. We developed the valve loading system to compress the valve so it can be inserted on the delivery catheter at the time of the procedure. The Zephyr EBV is pre-packaged inside the loading system, and the loading system is designed to ensure that the loading process is performed easily and consistently.

•

Delivery System. The Zephyr EBV delivery catheter is inserted through the working channel of a standard bronchoscope. A measurement gauge is attached to the end of the catheter to allow the physician to visually assess the diameter of the target bronchus to determine the appropriate EBV size prior to deployment of the Zephyr EBV.

The Procedure

Treatment Planning. Physicians trained in bronchoscopic procedures generally require only brief training to perform the Zephyr EBV procedure. Prior to the Zephyr EBV procedure, the physician identifies the target region of the lung by the use of a high-resolution computed tomography, or CT, scan. The high-resolution CT scan allows the physician to assess the patient’s eligibility for treatment and to plan where to place valves.

Zephyr EBV Placement. The valve placement procedure generally takes approximately 20 to 40 minutes to complete and is performed while patients are under conscious sedation. After the physician assesses the appropriate EBV size for the target bronchus, the Zephyr EBV is deployed by actuating the deployment handle. This causes a sheath on the delivery catheter that contains the compressed EBV to retract, exposing the EBV and allowing it to expand against the bronchial wall.

Shortly after the procedure, a chest x-ray is performed and blood gases are measured. A short course of antibiotics is typically prescribed prophylactically to minimize any risk of infection. Most patients will be discharged within a day or two of the procedure. The Zephyr EBV is designed to be removable so that the procedure can be reversed if clinically indicated. Removal is done with standard tools available in the bronchoscopy suite.

Clinical Development

Treatment for Emphysema Patients

As of December 31, 2007, we have treated more than 750 patients worldwide. In September 2007, we submitted the results of our 321-patient pivotal trial, known as VENT, to the FDA. VENT was a randomized clinical trial conducted at 31 centers in the United States designed to demonstrate the clinical benefits and safety of the Zephyr EBV. An additional 171 patients were enrolled in a parallel confirmatory trial in Europe. The treatment group received treatment with the Zephyr EBV in one lung and optimal medical management treatment including pulmonary rehabilitation, whereas the control group received only optimal medical management treatment and pulmonary rehabilitation.

We designed the study based on input from a panel of expert clinicians convened by the FDA in February 2003 to help establish the appropriate trial design and clinical endpoints for medical device treatments for emphysema. Other aspects of the trial were drawn from the design of the landmark NETT related to surgical lung volume reduction.

The VENT endpoints included physiologic, exercise and quality of life outcome measures, including:

•	Physiologic Improvement. FEV1, a co-primary endpoint of the study, measures the volume of air forcefully exhaled by a patient over time. FEV1 is a commonly used and widely accepted endpoint in studies for chronic obstructive pulmonary disease and is a key variable in measuring a patient’s pulmonary health.

•

Exercise Tolerance. A patient’s exercise tolerance is used as a proxy for the patient’s ability to function on a daily basis. VENT used two tests of exercise tolerance. A co-primary endpoint of the study was 6MWT, which measures the distance a patient can walk in six minutes. Cycle ergometry, one of the secondary endpoints in VENT, measures the maximum workload exerted by a patient on a stationary bicycle.

•

Quality of Life. VENT used a standard, pulmonary-disease-specific questionnaire called the St. George’s Respiratory Questionnaire, or SGRQ, as a secondary endpoint in the study. Patients answered questions related to frequency and severity of symptoms, activities that cause or are limited by breathlessness, the impact the disease has on social functioning and any attendant psychological disturbances resulting from the disease.

•

Breathlessness. VENT used a standard questionnaire called the modified Medical Research Council Dyspnea Scale, or mMRC, as a secondary endpoint. The mMRC asked patients to report on when they experience breathlessness and what causes it.

•	Oxygen Consumption. Many patients utilize supplemental oxygen to reduce breathlessness. In the VENT trial, patients reported how much oxygen they consumed on a daily basis.

Results. The patients treated with the Zephyr EBV in the VENT study demonstrated statistically significant improvements in both of the co-primary efficacy endpoints, FEV1 and 6MWT, as well as in three of the four secondary endpoints. The threshold for statistical significance with respect to these endpoints was meeting a p-value equal to or less than 0.025. The p-value measures consistency between the results of clinical trials such as VENT and results that could be attributed to chance alone, and therefore indicates the statistical significance of the results obtained in a clinical trial. The p-value ranges from zero to one, and generally, the smaller the p-value, the more likely it is that the results were not the result of random chance. The p-value for FEV1 in patients treated with the Zephyr EBV was 0.0047, which means the probability of this improvement occurring by chance is less than 4.7 in 1,000. FEV1 in the treatment group improved 6.4% relative to the FEV1 for the control group. The p-value for 6MWT in patients treated with the Zephyr EBV was 0.0073, and these patients demonstrated a 5.6% improvement relative to the 6MWT for the control group. We demonstrated improvement in all four secondary endpoints, with the improvement in three of these endpoints, cycle ergometry, quality of life and breathlessness, meeting the hurdle for statistical significance.

Safety. In the VENT study, the primary safety endpoint was a major complications composite, or MCC, at 180 days. Secondary endpoints were complications, device-related adverse events during the procedure, subsequent hospitalization and device-related adverse events following discharge. The MCC consisted of death, respiratory failure, pneumonia distal to the valves, massive hemoptysis, prolonged pneumothoraces and empyema. At the six-month follow-up, the treatment group MCC rate was 5.9% compared to 1.0% for the control group, and from six months to one year, the treatment group MCC rate was 4.5% compared to 4.0% for the control group.

Optimization of Therapy. We believe that the results of the VENT study will support FDA approval. Moreover, the findings of VENT provide important insights that we believe will enable physicians to optimize the therapy and obtain even higher response rates in clinical practice. For example, a significant finding from the VENT study was the importance of completely isolating the treated lobe. In order to achieve this isolation, the Zephyr EBVs must be placed in the airways in a manner that blocks all airways into the treated lobe. Those patients whose target lobes were completely isolated achieved an average improvement in FEV1 of 21.0% In addition, the VENT data showed a differential response between left and right lung treatments, with patients treated in the left lung having a greater response than those treated on the right side. We believe this is due in part to the fact that the treatment protocol did not account for the different lung anatomy of the left and right lobes. We intend to conduct further clinical studies to demonstrate that the magnitude of response and rate of response can be significantly increased by applying these findings to treatment strategies using the Zephyr EBV. We further plan to invest in physician training programs to enable physicians to isolate the diseased regions of the lung that they have targeted more effectively.

Other Indications

We continue to look for other applications of the Zephyr EBV beyond emphysema where isolation of the lung segments and restriction of air flow could benefit patients, such as treatment of air leaks. In limited circumstances, on a per-patient basis, the FDA has approved the use of the Zephyr EBV for air leaks under a compassionate use protocol. Compassionate use permits a healthcare provider to use an unapproved experimental device to treat a patient suffering from a condition for which no alternative therapy exists. Persistent air leaks sometimes occur following chest surgery, trauma, or secondary to other lung diseases. Current treatments of air leaks include drainage of the lung cavity and treatment of infections. If the air leak fails to close, a chest tube is inserted into the chest wall outside the lung, and air is extracted using a vacuum and a water valve device. This allows the lung to re-expand within the chest cavity. In addition, surgical methods of closure may be employed, but many patients are not able to tolerate initial or further thoracic surgery. As a result, other less invasive methods have been attempted for closure, including gel foam, sealants, injection of ethanol and silicone plugs. As of December 31, 2007, 50 cases have been performed under compassionate use. Following Premarket Approval by the FDA of the Zephyr EBV for treatment of emphysema, we intend to seek regulatory approval to market the Zephyr EBV for treatment of air leaks.

Sales and Marketing

The primary physician target group for sales of the Zephyr EBV will be pulmonologists. According to the American Medical Association, in 2004, there were approximately 10,000 pulmonologists in the United States. Most pulmonologists possess the basic skills and equipment necessary to perform the Zephyr EBV procedure themselves. These clinicians are typically responsible for managing the care of emphysema patients and are expected to be the key decision maker in determining whether the Zephyr EBV procedure is appropriate for a given patient. We believe that having a single physician who can both prescribe and perform the procedure will maximize the efficiency and effectiveness of our sales force coverage efforts. In addition, we intend to educate patients and patient advocacy groups by employing targeted direct-to-consumer marketing efforts. It is also our experience that efficacy can be improved with increased physician training to improve clinical outcomes. We believe that providing a new procedure for pulmonologists to offer their patients as an alternative to the limited existing treatment options will also promote adoption of the Zephyr EBV.

Early sales and marketing efforts will focus on thought leaders, early adopters and those clinicians most active in the emerging area of interventional pulmonology. Our goal is to establish a sales force of approximately 50 individuals shortly after launch, which should provide access to 500 of the top clinical and scientific institutions in the United States.

A secondary target group will be the thoracic surgeons. We believe they will be the primary specialists responsible for managing air leak patients, since most prolonged air leaks are a complication of surgical intervention. Though air leaks represent a much smaller market for the Zephyr EBV, this surgical specialty has a history of being active and influential in the reimbursement arena.

Research and Development

We have assembled an experienced team with recognized expertise in implant development, metal processing, valve design and molding and catheter development, as well as significant clinical knowledge and expertise.

Our research and development efforts are focused in three major areas:

•

Maximization of Clinical Benefit. We are conducting clinical research to maximize the clinical benefits of the Zephyr EBV, including a study to optimize bilateral treatment with the device and a two- to three-year follow-up on patients from our VENT study.

•	Leveraging the Zephyr EBV Platform to Address Other Indications. Our current and future clinical research also will be focused on expanding the indications for the Zephyr EBV. For example, the FDA has approved the use of the Zephyr EBV for air leaks in limited circumstances under a compassionate use protocol. We intend to conduct clinical trials to demonstrate the efficacy and safety of the Zephyr EBV for air leaks.

•

Product Development and Enhancements. We continually strive to improve and enhance all aspects of the Zephyr EBV. With respect to the Zephyr EBV, we are developing additional sizes of the valve, valves to treat unusual anatomy and improvements to the retainer. We are nearing completion of the development of a next-generation loading system that will require fewer steps and improve usability. Finally, we continue to develop improvements to the delivery system to enhance the ease of use and precision of placement of the valves.

Historically, we have spent a significant portion of our capital resources on research and development. Our research and development expenses were $17.2 million in 2005, $11.6 million in 2006 and $5.9 million in the nine months ended September 30, 2007.

Manufacturing

We have designed and developed all of the elements of the Zephyr EBV. To date, all materials and components of the system that are procured are done so from qualified suppliers and contract manufacturers in accordance with our proprietary specifications. All of our key manufacturers and suppliers for the Zephyr EBV, which is the only system we have manufactured to date, are regularly audited by us. Most of our key manufacturers and suppliers have a demonstrated record of compliance with international regulatory requirements.

Manufacturing of all sub-assemblies and final assemblies of the system is performed in our own facility. Until August 2007, we conducted our manufacturing operations in a 12,500-square-foot pilot and prototype manufacturing facility at our present location in Redwood City, California. In August 2007, we opened an expanded 25,000-square-foot facility, which included a 2,000-square-foot hard wall controlled environment room, in Redwood City, California.

We are currently working with our vendors and suppliers to ensure that they can meet our commercialization requirements. Currently, all of the silicone material used in our valve and membrane components of the Zephyr EBV is supplied by a single vendor. In addition, we have a sole supplier for the retainer used in the smaller Zephyr EBV; however, we are in the process of qualifying our own internal process to manufacture that component.

There are technical challenges to scaling up manufacturing capacity and developing commercial-scale manufacturing facilities that may require the investment of substantial additional funds by our manufacturers and suppliers and hiring and retaining additional management and technical personnel who have the necessary experience. We currently anticipate that we will continue to rely on third-party manufacturers and suppliers for the production of some of the components of the Zephyr EBV following commercialization.

Intellectual Property

Our success will depend in part on our ability to obtain and defend patent protection for our products and processes, to preserve our trade secrets and to operate without infringing or violating the proprietary rights of third parties. As of December 31, 2007, we have 13 issued U.S. patents and 25 pending U.S. patent applications, as well as 11 issued foreign patents and 15 pending foreign patent applications. Our issued patents have expiration dates between 2017 and 2024.

We are dedicated to continuing our patent activity to ensure that our patent portfolio remains reflective of our intellectual property development. New developments and modifications of prior developments are periodically reviewed to identify necessary additions and modifications to our patent portfolio.

In addition to our patents, we rely on confidentiality and proprietary information agreements to protect our trade secrets and proprietary knowledge. These confidentiality and proprietary information agreements generally provide that all confidential information developed or made known to individuals by us during the course of their relationship with us is to be kept confidential and not disclosed to third parties, except in specific circumstances. The agreements also provide for ownership of inventions conceived during the course of such agreements. If our proprietary information is shared or our confidentiality agreements are breached, we may not have adequate remedies, or our trade secrets may otherwise become known to or independently developed by competitors.

Technology Cross-License

In January 2005, we entered into a cross-license agreement with Spiration, Inc. At that time, since both companies were developing products in the same field, we assessed the risk of future intellectual property disputes with Spiration and the associated costs of resolving such disputes. Based on this assessment, we determined that entering into a cross-license agreement with Spiration would minimize this risk and, in the future, potentially enhance our ability to commercialize and market our products, such as our Zephyr EBV. Under the agreement, each company agreed to allow the other party to make and sell specified products under its respective broad worldwide patent portfolio. Each company’s patent portfolio covered various medical technologies including those relating to devices for the treatment of emphysema and other pulmonary disorders. The license that each company granted to the other under its respective patent rights relates to specified devices designed for placement or implantation in an airway of the lung to preclude fluid flow through the airway during inhalation and allow fluid flow through the airway during exhalation.

The license granted to us by Spiration is limited to devices where the outer perimeter of the device seals with the airway wall and the device allows fluid flow only through one or more openings in the center of the device. It does not give us a license under Spiration’s patent rights to make or sell valve devices that allow fluid flow only between the outer perimeter of the device and the airway wall. The license granted to Spiration by us is limited to devices that allow fluid flow only between the outer perimeter of the device and the airway wall. It does not give Spiration a license under our patent rights to make or sell valve devices where the outer perimeter of the device seals with the airway wall and the device allows fluid flow only through one or more openings in the center of the device. Furthermore, each license also is coupled with a covenant not to sue the other party for infringement with respect to specified products. We do not have any relationship with Spiration other than with respect to this cross-license agreement.

Competition

The markets for medical devices are intensely competitive and are characterized by rapid technological advances, frequent new product introductions, evolving industry standards and price erosion.

We are not aware of any established medical device companies commercializing competitive products for the treatment of emphysema, and we believe that our main competitors will consist of early-stage companies that are developing new products to address this market. Other potential competitors include large, well-capitalized companies that may have an interest in entering our market. We believe that we are the first medical device company to complete a pivotal trial and to file a PMA submission with the FDA for a device to treat emphysema.

We expect that competition within the industry will be based primarily on technology, innovation and product awareness and acceptance by pulmonologists and thoracic surgeons.

Government Regulation of Medical Devices

Governmental authorities in the United States, at the federal, state and local levels, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, marketing and export and import of medical devices such as the Zephyr EBV. Failure to obtain approval to market our products under development and to meet the ongoing requirements of these regulatory authorities could prevent us from marketing and continuing to market our products.

United States

The Zephyr EBV is regulated by the FDA as a medical device under the Federal Food, Drug, and Cosmetic Act, or FFDCA, and the regulations promulgated under the FFDCA. Pursuant to the FFDCA, the FDA regulates the research, design, testing, manufacture, safety, labeling, storage, record keeping, advertising, sales and distribution, post-market adverse event reporting, production and advertising and promotion of medical devices in the United States. Noncompliance with applicable requirements can result in warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant Premarket Approval for devices and criminal prosecution.

Medical devices are classified into one of three classes, Class I, II or III, on the basis of the amount of risk and the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I, low risk, devices are subject to general controls (e.g., labeling and adherence to good manufacturing practices, or GMPs). Class II, intermediate risk, devices are subject to general controls and to special controls (e.g., performance standards and pre-market notification, or 510(k) clearance). Generally, Class III devices are those which must receive PMA approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life- supporting and implantable devices, or new devices which have not been found substantially equivalent to legally marketed devices), and require clinical testing to ensure safety and effectiveness and FDA approval prior to marketing and distribution. The FDA also has the authority to require clinical testing of Class II devices.

The FFDCA provides two basic review procedures for medical devices. Certain products may qualify for a submission authorized by Section 510(k) of the FFDCA, where the manufacturer submits to the FDA a pre-market notification of the manufacturer’s intention to commence marketing the product. The manufacturer must, among other things, establish that the product to be marketed is substantially equivalent to another legally marketed product. Marketing may commence when the FDA issues a letter finding substantial equivalence. If a medical device does not qualify for the 510(k) procedure, the manufacturer must file a PMA application with the FDA. This procedure requires more extensive pre-filing clinical and preclinical testing than the 510(k) procedure and involves a significantly longer FDA review process.

Premarket Approval

In order to market the Zephyr EBV in the United States, we are required to obtain Premarket Approval from the FDA, and we submitted our PMA application to the FDA in September 2007. In October 2007, the FDA granted our PMA application expedited review.

The FDA also can impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing. The process of obtaining Premarket Approval is costly, lengthy and uncertain. A PMA must be supported by extensive data including, but not limited to, technical, pre-clinical and clinical trials to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. Among other information, the PMA must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing and proposed device labeling.

If the FDA determines that a PMA is complete, the FDA accepts the application and begins an in-depth review of the submitted information. The FDA, by statute and regulation, has 180 days to review an accepted PMA application, although the review and response activities generally occur over a significantly longer period of time, typically one year, and can take up to several years. During this review period, the FDA may request additional information or clarification of information already provided. An advisory panel of experts from outside the FDA may also be convened during the review period to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a pre-approval inspection of our and our manufacturers’ facilities to evaluate compliance with the quality system regulation, or QSR. While the PMA has been granted expedited review, this grant does not change the standards associated with obtaining FDA approval, nor does it imply that the FDA has performed an in-depth evaluation of the safety and effectiveness of the Zephyr EBV. Historically, devices evaluated in accordance with expedited review procedures have not always shown reduced review times when compared to their non-expedited review counterparts. In December 2007, we received a letter regarding deficiencies with respect to our PMA application from the FDA, which identified significant and minor deficiencies relating to statistical, clinical, testing, assessment, sterilization, labeling and packaging issues, as well as animal and post-approval studies. There were no questions or deficiencies with regard to trial design or implementation. We intend to respond to the letter, and upon completion and submission of our response, the FDA will consider our response a major amendment to our PMA application. We expect the FDA’s review of the amendment to last up to 180 days, which is consistent with product approval in late 2008. If the FDA’s evaluation of the PMA is favorable, the PMA is approved, and the device may be marketed in the United States. The FDA may approve the PMA with post-approval conditions intended to ensure the safety and effectiveness of the device. Failure to comply with the conditions or approval can result in material adverse enforcement action, including the loss or withdrawal of the approval. Even after approval of a PMA, new PMAs or supplemental PMAs are required for significant modifications to the manufacturing process, labeling, use and design of a device that is approved through the Premarket Approval process. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device or its indications for use covered by the original PMA.

Pervasive and Continuing FDA Regulation

Both prior and subsequent to FDA approval, numerous regulatory requirements apply. These include compliance with:

•

QSR compliance, which requires manufacturers to follow design, testing, control, documentation, complaint handling and other quality assurance procedures during medical device design and manufacturing processes;

•

regulations that govern product labels and labeling, which prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling and promotional activities; and

•

medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury, or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

Advertising and promotion of medical devices are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities. Recently, some promotional activities for FDA-regulated products have resulted in enforcement actions brought under healthcare reimbursement laws and consumer protection statutes. In addition, under the federal Lanham Act, competitors and others can initiate litigation relating to advertising claims.

Compliance with regulatory requirements is enforced through periodic, unannounced facility inspections by the FDA. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters or untitled letters;

•	fines, injunction and civil penalties;

•	recall or seizure of our products;

•	customer notification, or orders for repair, replacement or refund;

•	operating restrictions, partial suspension or total shutdown of production or clinical trials;

•	refusing our request for Premarket Approval of new products;

•	withdrawing Premarket Approvals that have already been granted; and

•	criminal prosecution.

International Regulation

International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. For example, the primary regulatory authority with respect to medical devices in Europe is that of the European Union, which consists of about 24 countries encompassing most of the major countries in Europe. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the European Union, although actual implementation of these directives may vary on a country-by-country basis. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a “Notified Body.” This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s product. An assessment by a Notified Body in one country within the European Union is required in order for a manufacturer to distribute the product commercially throughout the European Union. In September 2003, we obtained CE marking approval for sale of the Zephyr EBV.

Third-Party Reimbursement

Healthcare providers that purchase medical devices generally rely on third-party payors, including the Medicare and Medicaid programs and private payors, such as indemnity insurers, employer group health insurance programs and managed care plans, to reimburse all or part of the cost of the products. As a result, demand for the Zephyr EBV will be dependent in part on the coverage and reimbursement policies of these payors. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. Furthermore, payments from Medicare, Medicaid and other third-party payors are subject to legislative and regulatory changes and are susceptible to budgetary pressures.

United States

With respect to the usage of the Zephyr EBV in the hospital inpatient setting, hospital inpatient billing is referenced by International Classifications of Diseases, 9th Revision, Clinical Modification (ICD-9-CM) procedure codes. In August 2006, the Centers for Medicare and Medicaid Services, or CMS, created two new procedure codes which cover the Zephyr EBV procedures:

•	ICD-9-CM Procedure Code 33.71 - Endoscopic insertion or replacement of bronchial valve(s); and

•	ICD-9-CM Procedure Code 33.78 - Endoscopic removal of bronchial device(s) or substances.

Medicare will reimburse hospitals at a prospectively determined amount, from diagnosis-related groups, or DRGs, for inpatient treatment and ambulatory payment classifications, or APCs, for outpatient treatment. It is anticipated that the Zephyr EBV procedure, once approved, will initially be performed on an inpatient basis. Each DRG is associated with a level of payment and is adjusted from time to time, usually annually. DRG payments are intended to cover most of the non-physician hospital costs incurred in connection with the applicable diagnosis and related procedures. Implant products, such as those we plan to sell, represent part of the total procedure costs, while labor, hospital room and board and other supplies and services represent the balance of those costs. However, the DRG payment amounts are typically set independently of a particular hospital’s actual cost for treating a patient and implanting a device. Thus, the payments that a hospital would receive for a particular procedure would not typically be based on the cost of our products.

CMS, the federal agency that administers the Medicare program, assigned payment for the Zephyr EBV procedure to the following DRGs in fiscal year 2008, depending on the principal diagnosis and the presence of comorbidities and complications at time of hospitalization: MS-DRGs 190-192 (Chronic Obstructive Pulmonary Disease) and MS-DRGs 199-201 (Pneumothorax). The national average payment rate in fiscal year 2008 for these DRGs is between $3,985 and $7,192.

In addition, CMS has established a mechanism to recognize the cost of new medical services and technologies under the hospital inpatient prospective payment system as a way of incorporating new services and technologies into the DRG system. In order for a new technology to qualify for such a payment, it must meet all of the following criteria:

•	Newness (2–3 year window following FDA approval);

•	Cost (established dollar threshold above DRG payment); and

•	Proven substantial clinical improvement.

Under this payment method, the add-on payment amount for new technology will be equal to the full DRG payment plus the lesser of 50% of the cost of the new medical technology or 50% of the amount by which the total covered costs of the case exceed the DRG payment, plus certain other adjustments.

With respect to the usage of the Zephyr EBV in the hospital inpatient setting, physician professional fees billing and payment is referenced by the American Medical Association Current Procedural Terminology, or CPT, coding system. There are currently no CPT codes that describe the Zephyr EBV procedure. After receipt of Premarket Approval from the FDA, we intend to seek CPT codes that describe the Zephyr EBV procedure and provide payment of physician professional fees.

Physician professional fees are billed and paid based on all of the procedures performed by the physician during an episode of care. Thus, physicians may bill and receive payment for multiple procedures described by CPTs during a single inpatient stay. Prior to the issuance of CPT codes that describe the Zephyr EBV procedure, physician professional fees may be billed and paid using the existing CPT codes for the service performed during the inpatient stay and/or using unclassified CPT codes that have no pre-defined payment levels.

International

In international markets, healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines. The main types of healthcare payment systems are government-sponsored healthcare and private insurance. Reimbursement approval must be obtained individually in each country in which the Zephyr EBV will be marketed. Outside the United States, we generally rely on the distributors to obtain reimbursement approval for those countries in which they will sell our products. There can be no assurance that our products will be considered cost-effective by third-party payors, that reimbursement will be available or, to the extent available, that the third-party payors’ reimbursement policies will not adversely affect our ability to sell our products profitably.

Member countries of the EU offer various combinations of centrally financed healthcare systems and private health insurance systems. The relative importance of government and private systems varies from country to country. The choice of devices is subject to constraints imposed by the availability of funds within the purchasing institution. Medical devices are most commonly sold to hospitals or healthcare facilities at a price set by negotiation between the buyer and the seller. A contract to purchase products may result from an individual initiative or as a result of a competitive bidding process. In either case, the purchaser pays the supplier, and payment terms vary widely throughout the EU. Failure to obtain favorable negotiated prices with hospitals or healthcare facilities could adversely affect sales of our products.

Compliance with Fraud and Abuse Laws

Once the Zephyr EBV is commercialized, we must comply with various U.S. federal and state laws, rules and regulations pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws, rules and regulations. Violations of the fraud and abuse laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare, Medicaid, Veterans Administration health programs, workers’ compensation programs and TRICARE. We operate our business to be in material compliance with such laws, rules and regulations.

We have entered into agreements with certain clinicians for assistance with the design of our products, some of whom we anticipate may make referrals to us or order our products. A majority of these agreements contain provisions for the payments of royalties and/or stock options. In addition, some clinicians currently own shares of our stock and other physicians may be offered shares as part of this offering under our directed share program as described in the “Underwriters” section of this prospectus. These transactions were, and will be, structured with the intention of complying with all applicable laws, including fraud and abuse laws. Despite this intention, the laws in this area are both broad and vague, and it is often difficult or impossible to determine how the laws will be applied. Accordingly, there can be no assurance that a particular government agency or court would determine our practices to be in full compliance with such laws. We could be materially impacted if regulatory or enforcement agencies or courts interpret our financial arrangements with physicians to be in violation of these fraud and abuse laws.

Anti-Kickback Statute

The federal Anti-Kickback Statute prohibits persons from knowingly or willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce:

•	the referral of an individual for a service or product for which payment may be made by Medicare, Medicaid or any other government-sponsored healthcare program; or

•	purchasing, ordering, arranging for or recommending the ordering of, any service or product for which payment may be made by a government-sponsored healthcare program.

The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, certain discounts, waiver of payments and providing anything at less than its fair market value. In addition, several courts have interpreted the law to mean that if “one purpose” of an arrangement is intended to induce referrals, the statute is violated.

The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services, or OIG, has issued regulations, commonly known as “safe harbors.” These safe harbors set forth certain requirements that, if fully met, will assure healthcare providers, including medical device manufacturers, that they will not be prosecuted under the Anti-Kickback Statute. Although full compliance with these safe harbor provisions ensures against prosecution under the Anti-Kickback Statute, full compliance is often difficult, and the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. The statutory penalties for violating the Anti-Kickback Statute include imprisonment for up to five years and criminal fines of up to $25,000 per violation. In addition, through application of other laws, conduct that violates the Anti-Kickback Statute can also give rise to False Claims Act lawsuits, civil monetary penalties and possible exclusion from Medicare and Medicaid and other federal healthcare programs. In addition to the Federal Anti-Kickback Statute, many states have their own anti-kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions, safe harbors or sanctions. In some states, these anti-kickback laws apply not only to payment made by a government healthcare program but also with respect to other payors, including commercial insurance companies.

One form of a financial arrangement that is subject to the Anti-Kickback Statute and other fraud and abuse laws is the so-called gainsharing program. While there is no fixed definition of gainsharing, the term typically refers to an arrangement in which a hospital gives physicians a share of any reduction in the hospital’s costs attributable in part to the physician’s efforts. Such cost reduction activities may relate to certain surgical procedures and surgeons may be asked to select less expensive devices to use in their surgeries, with the surgeons then sharing in the cost savings to the hospital.

Government officials have focused recent kickback enforcement efforts on, among other things, the sales and marketing activities of healthcare companies, including medical device manufacturers, and recently have brought cases against individuals or entities with personnel who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business. This trend is expected to continue. Settlements of these cases by healthcare companies have involved significant fines and/or penalties and, in some instances, criminal plea agreements. These developments are ongoing and we cannot predict the effects they will have on our business.

Other Fraud and Abuse Laws

The federal False Claims Act, or FCA, prohibits any person from knowingly presenting, or causing to be presented, a false claim or knowingly making, or causing to be made, a false statement to obtain payment from the federal government. Those found in violation of the FCA can be subject to fines and penalties of three times the damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Actions filed under the FCA can be brought by any individual on behalf of the government, a qui tam action, and this individual, known as a “relator” or, more commonly, as a “whistleblower,” may share in any amounts paid by the entity to the government in damages and penalties or by way of settlement. In addition, certain states have enacted laws modeled after the FCA, and this legislative activity is expected to increase. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies, including medical device manufacturers, to defend false claim actions, pay damages and penalties or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of investigations arising out of such actions.

The OIG also has authority to bring administrative actions against entities for alleged violations of a number of prohibitions, including the Anti-Kickback Statute. The OIG may seek to impose civil monetary penalties or exclusion from the Medicare, Medicaid and other federal healthcare programs. Civil monetary penalties can range from $2,000 to $50,000 for each violation or failure plus, in certain circumstances, three times the amounts claimed in reimbursement or illegal remuneration. Typically, exclusions last for five years.

In addition, we must comply with a variety of other laws, such as laws prohibiting false claims for reimbursement under Medicare and Medicaid and laws prohibiting gain sharing programs, all of which can also be triggered by violations of federal anti-kickback laws; the Health Insurance Portability and Accountability Act of 1996; and the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections.

We also are subject to the U.S. Foreign Corrupt Practices Act, which generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. While we have attempted to implement safeguards to prevent losses from such practices and to prohibit such practices by our employees and agents, we cannot assure that we will not suffer such losses or that our employees or other agents will not engage in such conduct for which we might be held responsible.

Employees

As of December 31, 2007, we had 48 employees, of whom five are employed in administration, 15 in sales, marketing and clinical, eight in research and development, and 20 in operations and regulatory affairs.

We believe that our success will depend, in part, on our ability to attract and retain qualified personnel. We have never experienced a work stoppage due to labor difficulties and believe that our relations with our employees are good. None of our employees is represented by a labor union.

Legal Matters

We are not currently involved in any material litigation. However, litigation is common in the medical device industry, and we may become involved in material litigation in the future.

Facilities

Our corporate office and our manufacturing facilities are located in Redwood City, California. We believe that our existing facilities are adequate for our current needs.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth certain information about our executive officers, key employees and directors as of December 31, 2007.

Name	Age	Position
John G. McCutcheon.	47	President and Chief Executive Officer, Director
Mark A. Murray	48	Chief Financial Officer, Vice President of Finance and Administration
Gregory Bakan	44	Vice President of Sales and Marketing
Richard M. Ferrick	41	Vice President of Regulatory Affairs and Quality Assurance
Antony Fields	46	Vice President of Research and Development
Michael Regan	47	Vice President of Operations
Henry A. Plain, Jr.(1)	50	Chairman
Sanjiv Arora(2)	42	Director
Joshua Baltzell(2)	38	Director
Michael A. Bates(3)	49	Director
Michael Carusi(1)	42	Director
Roger Marchetti(1)	49	Director
Herm Rosenman(2)(3)	60	Director
Richard Spalding(3)	57	Director

(1)	Member of the Compensation Committee.
(2)	Member of the Nominating and Corporate Governance Committee.
(3)	Member of the Audit Committee.

Executive Officers

John G. McCutcheon joined Emphasys in October 2000 and has served as our Chief Executive Officer, President and as a member of our board of directors since that time. In addition, Mr. McCutcheon also held the title of Chief Financial Officer until May 2007. Prior to joining Emphasys, Mr. McCutcheon worked at Perclose Inc., a medical device company, where he held several senior management positions including, most recently, Vice President of Marketing and Sales. Prior to his joining Perclose Inc., Mr. McCutcheon held various sales and marketing positions at Devices for Vascular Intervention and Baxter Healthcare. Mr. McCutcheon also serves on the board of directors of Disc Dynamics, Inc. and Zeltiq Aesthetics, Inc. Mr. McCutcheon holds a B.A. degree in Economics from the University of California, Los Angeles and an M.B.A. from the UCLA Anderson Graduate School of Management.

Mark A. Murray joined Emphasys in May 2007 as our Chief Financial Officer and Vice President of Finance & Administration. Prior to joining Emphasys, Mr. Murray was employed for over 20 years with Guidant Corporation, a cardiovascular medical device company, and its predecessor, Advanced Cardiovascular Systems. At Guidant, Mr. Murray held several senior management positions including, most recently, Vice President of Finance for the Vascular Intervention, Endovascular Solutions and Cardiac Surgery business units. Mr. Murray holds a B.S. in Accounting from San Francisco State University and is a Certified Public Accountant.

Gregory Bakan joined Emphasys in July 2002 as our Vice President of Sales and Marketing. Mr. Bakan has worked in the medical device field for over 16 years in a variety of marketing, strategic planning, project management and business development roles. Prior to joining Emphasys, Mr. Bakan served as Vice President of Marketing and Business Development for Fox Hollow Technologies, a medical device company. Prior to joining Fox Hollow Technologies, Mr. Bakan worked at Eli Lilly & Co., Guidant Corporation, Johnson & Johnson and Medtronic, Inc. Mr. Bakan holds a B.A. in Biology from the University of California, San Diego and an M.B.A. from the University of Michigan.

Richard M. Ferrick joined Emphasys in January 2001 and currently serves as our Vice President of Regulatory Affairs and Quality Assurance. Prior to joining Emphasys, Mr. Ferrick was a consultant for early stage medical device companies, assisting in areas of quality system implementation and regulatory compliance. Prior to his role as a consultant, Mr. Ferrick worked at Perclose Inc., Spectranetics Corp. and USCI International. Mr. Ferrick holds a B.S. in Mechanical Engineering from Rensselaer Polytechnic Institute.

Antony Fields joined Emphasys in July 2000 as our Vice President of Operations, and has served as our Vice President of Research and Development since October 2001. Prior to joining Emphasys, Mr. Fields was the Vice President of Engineering at Reconstructive Technologies, Inc., a tissue-engineering company. Before his experience at Reconstructive Technologies, Inc., Mr. Fields worked at IDEO Product Development, a product development consulting firm. Mr. Fields holds an M.Sc. in Electrical Engineering from Imperial College, London, an M.S. in Mechanical Engineering from MIT and a B.S. in Mechanical Engineering from the University of California, Berkeley.

Michael Regan joined Emphasys in July 2004 as our Vice President of Operations. Prior to joining Emphasys, Mr. Regan was Chief Operating Officer for Cardeon, Inc., a medical device company, from April 1998 to July 2004. Prior to Cardeon, Inc., Mr. Regan worked at American Hospital Supply, Advanced Cardiovascular Systems and Guidant Corporation. Mr. Regan holds a B.S. in Industrial Engineering from California State Polytechnic University, San Luis Obispo and an M.B.A. from Santa Clara University.

Board of Directors

Henry A. Plain, Jr. has been the Chairman of our board of directors since August 2000. Since August 2007, Mr. Plain has been a Partner with Morgenthaler Ventures. Since July 2000, Mr. Plain has been the Vice Chairman of the board of directors of The Foundry, which identifies and develops new medical device technologies. From February 1993 to November 1999, Mr. Plain was the President and Chief Executive Officer and a director of Perclose Inc., a medical device company acquired by Abbott Laboratories in November 1999. Following the acquisition of Perclose Inc. by Abbott Laboratories, Mr. Plain served as the President of Perclose Inc. and Vice President of Hospital Products Division at Abbott Laboratories until May 2000. Mr. Plain also serves on the board of directors of XTENT, Inc. and several privately-held medical device companies. Mr. Plain holds a B.S. in Business Administration from the University of Missouri, Columbia.

Sanjiv Arora has been a member of our board of directors since June 2006. Since August 2003, he has been a managing director with Cargill Ventures, the venture capital arm of Cargill, Incorporated. Prior to joining Cargill Ventures, he spent eight years as an equity analyst covering the medical technology industry for both UBS Warburg (2001–2003) and RBC Capital Markets (1996–2001). Prior to RBC Capital Markets, Mr. Arora held positions with Guidant Corporation, St. Jude Medical and Boston Scientific Corporation. Mr. Arora holds a B.S. in Chemical Engineering from the University of Minnesota, an M.S. in Biomedical Engineering from Duke University and an M.B.A. from Duke University.

Joshua Baltzell has been a member of our board of directors since October 2004. He currently holds the title of director at Split Rock Partners and has been with the firm since its inception in June 2004. Split Rock Partners is a venture firm focused on early stage investments in healthcare and software. From 2002 to 2004, Mr. Baltzell was with St. Paul Venture Capital. Prior to joining St. Paul Venture Capital, Mr. Baltzell was an investment banker at Piper Jaffray, where he focused primarily on mergers and acquisitions in the medical device sector. Mr. Baltzell also held various marketing and business development positions with SCIMED/Boston Scientific. Mr. Baltzell holds a B.A. in Economics from St. Olaf College and an M.B.A. from the University of Minnesota’s Carlson School of Management.

Michael A. Bates has been a member of our board of directors since August 2007. From January 2005 to January 2007, Mr. Bates served as Chief Financial Officer of St. Francis Medical Technologies, Inc., a medical device company, which was acquired by Kyphon Inc. in January 2007. From April 2000 to October 2004,

Mr. Bates served as Vice President of Finance and Administration and Chief Financial Officer of Silicon Genetics, a bioinformatics company. From January 1999 to February 2000, Mr. Bates served as Vice President of Finance and Chief Financial Officer of Collagen Aesthetics, Inc., a medical device company. From 1995 to 1998, Mr. Bates served in various financial positions at Penederm, Inc., a dermatology pharmaceutical company, most recently as its Chief Financial Officer. Mr. Bates also serves on the boards of BÂRRX Medical, Inc., a privately-held medical device company, and Satiety, Inc., a privately-held company developing tools to treat obesity. Mr. Bates is a C.P.A., and holds a B.S. in Business Administration from California State University, East Bay and an M.B.A. in Finance from the University of California, Berkeley.

Michael A. Carusi has been a member of our board of directors since July 2001. He has served as a General Partner at Advanced Technology Ventures, a venture capital firm, since October 1998. Mr. Carusi serves on the board of directors of XTENT, Inc., a publicly traded medical device company, as well as the boards of several privately-held life sciences and medical device companies. Mr. Carusi received a B.S. degree in Mechanical Engineering from Lehigh University and an M.B.A. degree from the Amos Tuck School of Business at Dartmouth College.

Roger Marchetti has been a member of our board of directors since September 2007. He has served as Senior Vice President, Human Resources and Information Management at Amylin Pharmaceuticals, Inc., a biopharmaceutical company, since November 2005. Prior to joining Amylin Pharmaceuticals, Inc., he served as Vice President, Human Resources for Guidant Corporation from July 2002 to October 2005. Prior to this role, he served as Vice President, Finance and Information Systems, Guidant Europe, Middle East, Africa and Canada, since the beginning of 2001. Mr. Marchetti holds a B.A. from LaSalle University in Philadelphia and an MBA from the Ross School of Business at the University of Michigan. Mr. Marchetti is a Certified Public Accountant.

Herm Rosenman has been a member of our board of directors since September 2007. He currently holds the title of Senior Vice President—Finance and Chief Financial Officer at Gen-Probe Incorporated, global leader in the development, manufacture and marketing of rapid, accurate and cost-effective nucleic acid probe-based products used for the clinical diagnosis of human diseases and for screening donated human blood, and has been with the company since June 2001. Prior to joining Gen-Probe Incorporated, he was President and Chief Executive Officer of Ultra Acquisition Corp., a retail chain and consumer products manufacturer, from 1997 to 2000. Mr. Rosenman serves on the Board of Directors of Infinity Pharmaceuticals, a drug discovery and development company, where he serves as Chairman of the Audit Committee. Mr. Rosenman also serves on the Board of Directors of ARYx Therapeutics, a private drug discovery and development company, where he serves as Chairman of the Audit Committee and as a member of the Corporate Governance Committee. Mr. Rosenman holds a B.B.A. in finance and accounting from Pace University and an M.B.A. in finance from the Wharton School of the University of Pennsylvania.

Richard Spalding has been a member of our board of directors since August 2000. Since January 2000, April 2003 and September 2006, Mr. Spalding has been a general partner of venture capital firms ABS Ventures, Thomas Weisel Healthcare Venture Partners and Kearny Venture Partners, respectively. Prior to ABS Ventures, Mr. Spalding was the chief financial officer of Portal Software and Fusion Medical Technologies, the head of West Coast investment banking for Alex. Brown and Sons and a partner at the law firm of Brobeck, Phleger and Harrison. Mr. Spalding holds a B.A. with honors from Harvard College and a J.D. with honors from Columbia Law School.

Board Composition

Our board of directors may establish from time to time by resolution the authorized number of directors. Currently, nine directors are authorized. We currently have eight directors, with one vacancy, of which seven members are independent directors and one director serves also as our chief executive officer. In accordance with our amended and restated certificate of incorporation to be in effect upon the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. After the completion of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. Arora, Baltzell and McCutcheon, and their terms will expire at the annual meeting of stockholders to be held in 2008;

•	the Class II directors will be Messrs. Carusi, Plain and Rosenman, and their terms will expire at the annual meeting of stockholders to be held in 2009; and

•	the Class III directors will be Messrs. Bates, Marchetti and Spalding, and their terms will expire at the annual meeting of stockholders to be held in 2010.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consists of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control at our company.

Board Committees

Our board of directors has the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee. Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent auditors’ qualifications, independence and performance; determines the engagement of the independent auditors; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements; approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the Emphasys Medical engagement team as required by law; reviews our critical accounting policies and estimates; oversees our internal audit function and annually reviews the audit committee charter and the committee’s performance. The current members of our audit committee are Michael A. Bates, who is the chair of the committee, Herm Rosenman and Richard Spalding. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Global Market. Our board has determined that Michael A. Bates is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the NASDAQ Global Market. Each of the members of our audit committee is an independent director as defined under the applicable rules and regulations of the SEC and the NASDAQ Global Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the NASDAQ Global Market.

Compensation Committee. Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and recommends the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The current members of our compensation committee are Roger Marchetti, who is the chair of the committee, Michael Carusi and Henry A. Plain, Jr. Each of the members of our compensation committee is independent under the applicable rules and regulations of the SEC, the NASDAQ Global Market and the Internal Revenue Service.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee will be responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board concerning governance matters. The current members of our nominating and corporate governance committee are Herm Rosenman, who is the chair of the committee, Sanjiv Arora and Joshua Baltzell. Each of the members of our nominating and corporate governance committee is independent under the applicable rules and regulations of the SEC and the NASDAQ Global Market.

There are no family relationships among any of our directors or executive officers.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been an officer or employee of ours. None of our executive officers currently serves or in the prior three years has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.emphasysmedical.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

Prior to this offering, Mr. McCutcheon, an employee and a member of our board of directors, did not receive any cash compensation for service on our board, including attending board meetings. We reimburse our non-employee directors for travel, lodging and other reasonable expenses incurred in attending board and committee meetings and from time to time we have granted stock options to some of our directors. In addition, Messrs. Bates, Marchetti and Rosenman each receive an annual fee of $35,000 for their services as members of our board of directors. Mr. Bates receives an additional annual fee of $15,000 for his service as Chairman of the audit committee, Mr. Marchetti receives an additional annual fee of $10,000 for his service as Chairman of the compensation committee, Mr. Rosenman receives an additional annual fee of $10,000 for his service as Chairman of the nominating and corporate governance committee and Mr. Plain receives an annual fee of $60,000 for his service as Chairman of the board of directors.

Following this offering, each non-employee director will receive an annual retainer of $35,000, with the exception of the chairperson of our board of directors, who will receive an annual retainer of $60,000. The chairpersons of the audit committee, the compensation committee and the nominating and corporate governance committee will also receive additional annual retainers of $15,000, $10,000 and $10,000, respectively. In addition, at each annual meeting of the stockholders, each director who has been a member of our board of directors for at least six months prior to each such annual meeting will receive an option to purchase 10,000 shares of our common stock. One hundred percent of these options will vest immediately on the day prior to the next year’s annual stockholder meeting, provided such director is serving as a director on such date. The exercise price of such options will be set at the closing price of our common stock on the date of grant and will be issued pursuant to the 2007 Equity Incentive Plan or such other equity incentive plan adopted by the board of directors.

In addition, each non-employee director who first becomes a member of our board of directors after the completion of this offering will be granted an option to purchase 30,000 shares of our common stock. One-third of these options will vest and become exercisable each year on the anniversary of the date of grant, provided that such director remains a director on such date. The exercise price of such options will be set at the closing price of our common stock on the date of grant and will be issued pursuant to the 2007 Equity Incentive Plan or such other equity incentive plan adopted by the board of directors.

The following table sets forth information regarding compensation earned by our non-employee directors during the fiscal years ended December 31, 2006 and 2007.

Name	Year	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Sanjiv Arora	2006	—		—	—		—	—	—	—
	2007	—		—	—		—	—	—	—
Joshua Baltzell	2006	—		—	—		—	—	—	—
	2007	—		—	—		—	—	—	—
Michael A. Bates(2)	2006	—		—	—		—	—	—	—
	2007	20,565		—	34,193	(3)	—	—	—	54,758
Michael Carusi	2006	—		—	—		—	—	—	—
	2007	—		—	—		—	—	—	—
Roger Marchetti(4)	2006	—		—	—		—	—	—	—
	2007	11,250		—	18,838		—	—	—	30,088
Henry A. Plain, Jr.	2006	60,000	(5)	—			—	—	—	60,000
	2007	60,000	(5)	—	11,509		—	—	—	71,509
Herm Rosenman(4)	2006			—	—		—	—	—	—
	2007	11,250		—	18,838		—	—	—	30,088
Jonathan T. Silverstein	2006	—		—	—		—	—	—	—
	2007	—		—	—		—	—	—	—
Richard Spalding	2006	—		—	—		—	—	—	—
	2007	—		—	—		—	—	—	—

(1)	Amounts represent the expensed fair value of stock options granted under SFAS 123R as discussed in Note 10, “Stock Option Plan,” to our financial statements included elsewhere in this prospectus.
(2)	Mr. Bates was appointed as a board member in August 2007 and did not receive any compensation from us in the year ended December 31, 2006.
(3)	In August 2007, Mr. Bates received a stock option to purchase 135,000 shares, which shares vest at the rate of one-third of the total shares on each anniversary of the date of grant. Mr. Bates early-exercised the stock option in 2007 and, as of December 31, 2007, all of the shares remained subject to our right of repurchase. The value of the option award is calculated as the expensed fair value of the stock option under SFAS 123R in the fiscal year 2007 as discussed in Note 10, “Stock Option Plan,” to our financial statements included elsewhere in this prospectus.
(4)	Mr. Marchetti and Mr. Rosenman were appointed as board members in September 2007 and did not receive any compensation from us in the year ended December 31, 2006.
(5)	Amount represents the annual fee for Mr. Plain’s service as Chairman of the board of directors.

Executive Compensation

Compensation Discussion and Analysis

Our executive compensation program is designed to help us attract, as needed, talented individuals to manage and operate all aspects of our business, to reward those individuals fairly, and to retain those individuals who continue to meet our high expectations. The goals of our executive compensation program are to align our executive officers’ compensation with our business objectives and the interests of our stockholders, to incentivize and reward our executive officers for our success, and to reflect the teamwork philosophy of our executive management team. Specifically, we have created an executive compensation program that consists of a cash-based short-term salary component, adjusted annually by our compensation committee based on the individual performance of the executive, and a long-term equity component providing long-term compensation based on company performance. Our executive compensation program is also intended to make us competitive in the medical technology industry, where there is significant competition for talented employees, and to be fair relative to other professionals within our organization. We believe that we must provide competitive compensation packages to attract and retain executive officers and to help our executive management function as a stable team over the longer term.

During 2007, our compensation committee relied primarily on a third-party industry compensation survey provided by Top Five Data Services, Inc., and entitled the 2007 Pre-IPO Life Sciences Executive Compensation Survey, or the Survey, as well as their experience with other medical technology companies to establish cash and equity compensation for our executive officers. The Survey provided a review of compensation of some of the top 2007 pre-IPO companies in the life science industry. The Survey covered 39 companies in the biotech, biopharmaceutical and medical device industries, including 29 privately-held, venture-backed medical device companies. The medical device companies included in the Survey were:

•	AccessClosure;

•	ActiveImplants;

•	Archus Orthopedics;

•	Asthmatx;

•	CardioMind;

•	Cardiva Medical;

•	Celleration;

•	CHF Solutions;

•	Cierra;

•	Clarity;

•	Concentric Medical;

•	Dfine;

•	Evalve;

•	IDEV Technologies;

•	Inogen;

•	Intact Medical;

•	InterCure;

•	Interlace Medical;

•	Intrapace;

•	Nellix Endovascular;

•	NeuroVista;

•	Novare Surgical Systems;

•	Omnisonics Medical Technologies;

•	Polymer Technology Systems;

•	Prescient Medical;

•	Rubicor Medical;

•	Satiety;

•	SpinalMotion; and

•	Transoma.

The other companies included in the Survey were:

•	AGENSYS;

•	Alimera Sciences;

•	Cylene Pharmaceuticals;

•	MacuSight;

•	Mpex Pharmaceuticals;

•	Plexxikon;

•	Receptor BioLogix;

•	SCYNEXIS;

•	Transcept Pharmaceuticals; and

•	Trellis Bioscience.

The Survey specifically addressed the following components of compensation:

•	cash and equity compensation practices generally, including salary merit increases, bonus plans, performance metrics for bonus plans and form of bonus payment;

•

stock options, including grant guidelines, frequency of grants to executives, terms of grants, anti-dilution provisions, vesting schedules, change-in-control vesting and triggers and types of grants; and

•	benefit plans, including change-in-control severance benefits (covering issues of salary, bonus, benefits and multiples) and 401(k) plans.

The amount of each component of compensation is not dependent on the amount of any other component of compensation. Instead, our compensation committee utilized the data provided in the Survey to set the compensation for our executive officers so that the overall compensation for each of these individuals is within a range between the 50th to 75th percentile of the compensation amounts provided to executives at the companies identified in the Survey. Our compensation committee considered the data in the Survey for setting all components of compensation for all of our executive officers, including base pay, option awards, change-in-control vesting and triggers, severance plans and the bonus plan for our Chief Executive Officer. Our compensation committee did not believe any further analysis regarding the components of compensation was necessary beyond the use of the Survey. In the experience of the committee, since we were a private company in 2007 and most of our executive officers have been with us for a number of years, the most important aspect of our compensation policy was to be competitive with our peer companies, and our compensation committee believes that the Survey contained an appropriate group of peer companies to use as a basis for setting compensation.

Prior to this offering, we also retained a compensation consulting company to help us evaluate our compensation philosophy and provide guidance to us in administering our compensation program in the future. Our compensation committee intends to allocate total compensation between cash and equity based on benchmarking to the peer group identified in the Survey, while considering the balance between short-and long-term incentives and individual and company performance. Our compensation committee expects to continue to compensate our executive officers in a range between the 50th to 75th percentile of the compensation amounts, with respect to both the cash and equity components of our compensation, provided to executives at comparable companies, such as the ones identified in the Survey.

Components of Our Executive Compensation Program

Executive compensation consists of the following:

Base Salary. We determine our executive salaries based on job responsibilities and individual experience and also benchmark the amounts we pay against comparable competitive market compensation for similar positions within the medical technology industry. Our compensation committee reviews the salaries of our executives annually and our compensation committee grants increases in salaries based on individual performance during the prior calendar year and cost of living adjustments, as appropriate. Our compensation committee anticipates that salaries will increase by an average of approximately 5% in 2008.

Non-Equity Incentive Programs. Our Chief Executive Officer, John G. McCutcheon, is eligible to receive non-equity incentive program payments based upon the achievement of certain milestones and corporate objectives. Our compensation committee determines these milestones in the first quarter of each year and assesses his individual performance against the milestones at the end of each quarter. Milestones must be met by the pre-determined achievement date in order for this quarterly incentive payment to be made. Our compensation committee establishes the milestones based on the clinical, product development regulatory approvals, sales, financial and overall strategic goals of our organization as proposed by management and our board of directors. In 2007, the maximum amount Mr. McCutcheon was eligible to receive under this plan was $75,000. There were four milestones for us to achieve under the program in order for Mr. McCutcheon to be eligible for payment as follows:

•	achievement of the VENT study primary endpoints by June 30, 2007, which would result in a payment of $30,000;

•	submission of the PMA application to the FDA by July 15, 2007; which would result in a payment of $10,000;

•	completion of the 2008 operating plan and goals review by December 31, 2007, which would result in a payment of $5,000; and

•	achievement of a 2007 net loss target, which would result in a payment of $5,000.

In addition, the compensation committee established an overachievement milestone of obtaining a positive FDA panel recommendation by December 31, 2007, which would result in an additional payment of $25,000. To date, the compensation committee has determined that the first and third milestones were achieved, and that the second milestone and the overachievement milestone were not achieved by the target date; accordingly, Mr. McCutcheon has received a payment of $30,000 in 2007 and a payment of $5,000 in 2008. The compensation committee has not yet determined whether the fourth milestone has been achieved.

Our compensation committee believes that by establishing an incentive payment for Mr. McCutcheon based on achievement of milestones that create value in our company, it has aligned his compensation with the interests of our stockholders. For 2008, Mr. McCutcheon’s bonus potential is $90,000, based on the achievement of milestones related to regulatory approval, reimbursement approval, completion of financing objectives, completion of the 2009 operating plan, achievement of a 2008 net loss target, and an overachievement milestone of completing this offering and obtaining FDA approval by December 31, 2008.

We do not have a bonus program established for any of our other executive officers. Our compensation committee will continue to assess the need to implement additional non-equity incentive programs for other executive officers as a means of adding specific incentives towards achievement of specific departmental and company goals that could be key factors in our success.

Stock Options. We believe that equity ownership in our company is important to provide our executive officers with long-term incentives to build value for our stockholders. The options for our executives are granted by our board of directors and the exercise price of our options is the fair market value of our stock based upon the good faith determination of our board of directors. In the future, we expect the exercise price of our options to be set at the closing price of our common stock on the date of grant. Typically executive officers are initially provided with an option grant when they join our company based upon their position with us and their relevant prior experience. These initial grants generally vest over four years and no shares vest before the one-year anniversary of the option grant. We spread the vesting of our options over four years to compensate executives for their contribution over a period of time. As we increased the number of outstanding shares from our financing activities in the past and achieved critical value-creating milestones, we granted additional options to maintain ownership levels and extend vesting and retention incentives to our executives at a level consistent with industry surveys such as the Survey and our experience with other medical technology companies. In 2007, we granted an option to Mark Murray in connection with his hiring as our Chief Financial Officer and Vice President of Finance and Administration, and to each of our executive officers, in recognition of the achievement of the completion of the VENT study.

In addition to the initial option grants, our compensation committee recommends, and our board of directors grants, additional options to retain our executives and recognize the achievement of corporate goals and strong individual performance. Options are granted based on a combination of individual contributions to our company and on general corporate achievements, including clinical trial milestones, product development sales objectives, regulatory approval and corporate financial goals. Additional option grants vest over a period of four years. We expect that we will continue to provide new employees with initial option grants to provide long-term compensation incentives and will continue to rely on performance-based and retention grants annually to provide additional incentives for current employees. Additionally, in the future, our compensation committee and board of directors may consider awarding additional or alternative forms of equity incentives, such as grants of restricted stock, restricted stock units and other performance-based awards.

Tax Considerations. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Change-in-Control and Termination Payments. We have entered into stock option agreements with all of our named executive officers, which provide for accelerated vesting of their stock options in the event their employment relationship is involuntarily terminated by us for any reason other than for cause beginning with the effective date of a change of control and ending on the first anniversary of this effective date. Additionally, our Chief Executive Officer and Chief Financial Officer are eligible for payment of their base salary and benefits for a period of six months in the event either of them is involuntarily or constructively terminated by us for any reason other than for cause. Our compensation committee determined the provisions of these change-in-control and termination payments based on industry surveys such as the Survey described above, the experience of its members on the boards of other companies and reviews of the compensation policies of other companies that have recently made initial filings for public offerings in the United States. As with the other components of our compensation, our compensation committee’s goal in determining the provisions of these payments is to compensate our executive officers fairly and competitively with respect to our peer companies.

Other Compensation. We provide our executive officers with benefits, including medical, dental, vision, life and disability insurance, that we believe are reasonable, competitive and consistent with our overall executive compensation program in order to attract and retain talented executives.

We maintain a retirement savings plan, or a 401(k) Plan, for the benefit of our eligible employees, including our executive officers. Currently, employees may elect to defer their compensation up to the statutorily prescribed limit. We may, but have not, matched employee contributions or made discretionary contributions to the 401(k) Plan. An employee’s interests in his or her deferrals are 100% vested when contributed. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As such, contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan, and all contributions are deductible by us when made.

Summary Compensation Table

The following table summarizes the compensation that we paid to our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers during the years ended December 31, 2006 and 2007. We refer to these officers in this prospectus as our named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
John G. McCutcheon,	2006	317,874	—		500	(2)	—	10,000	(3)	168	(4)	328,542
President and Chief Executive Officer	2007	335,784	—		—		71,385	35,000	(5)	168	(6)	442,337
Mark A. Murray,	2006	—	—		—		—	—		—		—
Chief Financial Officer and Vice President of Finance and Administration(7)	2007	147,635	—		—		139,058	—		168	(8)	286,861
Gregory Bakan,	2006	222,649	—		—		—	—		168	(4)	222,817
Vice President of Sales and Marketing	2007	231,510	10,000	(9)	—		11,509	—		168	(4)	253,187
Antony Fields,	2006	243,008	—		—		—	—		168	(4)	243,176
Vice President of Research and Development	2007	251,574	—		—		5,481	—		168	(4)	257,223
Michael Regan,	2006	224,478	—		—		—	—		168	(4)	224,646
Vice President of Operations	2007	232,504	—		—		9,134	—		168	(4)	241,806

(1)	Amounts represent the expensed fair value of stock options under SFAS 123R as discussed in Note 10, “Stock Option Plan,” to our financial statements included elsewhere in this prospectus.
(2)	Amount represents the value realized from the lapse of a right of repurchase on shares issued to Mr. McCutcheon pursuant to the exercise of early-exercise stock options to purchase shares of our common stock. The right of repurchase fully lapsed with respect to Mr. McCutcheon’s shares as of January 15, 2006. The value is determined by multiplying the number of shares subject to the lapse of the repurchase right by $0.20, which was the fair market value of the shares on January 15, 2006, the date the repurchase right lapsed.
(3)	Amount represents the amounts earned in 2006 by Mr. McCutcheon under our non-equity incentive program for the achievement of specific clinical, financing and other corporate objectives. This amount was paid to Mr. McCutcheon in February 2007.
(4)	$168 of this amount represents the insurance premiums paid by or on behalf of the company with respect to life insurance for each executive officer. The company is not a beneficiary under the life insurance policies.
(5)	Amount represents the amounts earned in 2007 by Mr. McCutcheon under our non-equity incentive program for the achievement of specific clinical, financing and other corporate objectives. $30,000 was paid to Mr. McCutcheon in December 2007 and $5,000 was paid to Mr. McCutcheon in January 2008.
(6)	$168 of this amount represents the insurance premiums paid by or on behalf of the company with respect to life insurance for each executive officer. The company is not a beneficiary under the life insurance policies. This table does not reflect the amount we are required to pay Mr. McCutcheon in the event his employment is involuntarily or constructively terminated by us for any reason other than cause pursuant to an employment agreement we entered into with Mr. McCutcheon in August 2007. For more information regarding the employment agreement with Mr. McCutcheon, see “Executive Compensation—Employment Agreements and Offer Letters.”
(7)	Mr. Murray joined the company in May 2007 and did not receive any compensation from us in the year ended December 31, 2006.
(8)	$168 of this amount represents the insurance premiums paid by or on behalf of the company with respect to life insurance for each executive officer. The company is not a beneficiary under the life insurance policies. This table does not reflect the amount we are required to pay Mr. Murray in the event his employment is involuntarily or constructively terminated by us for any reason other than cause pursuant to an employment offer agreement we entered into with Mr. Murray in May 2007. For more information regarding the employment offer agreement with Mr. Murray, see “Executive Compensation—Employment Agreements and Offer Letters.”
(9)	Amount represents a bonus paid to Mr. Bakan by us in recognition of his significant contribution to the company in 2007. There were no pre-established performance targets or objectives with respect to the bonus.

Grants of Plan-Based Awards in 2007

With the exception of certain options granted to John G. McCutcheon and Mark Murray, all options granted to our named executive officers are incentive stock options, to the extent permissible under the Internal Revenue Code. The exercise price per share of each option granted to our named executive officers was determined in good faith by our board of directors, to be equal to the fair market value of our common stock as determined by our board of directors on the date of the grant. All options were granted under our 2000 Stock Plan, as described below in the section entitled “Employee Benefit and Stock Plans—2000 Stock Plan.”

The following table lists grants of plan-based awards made to our named executive officers during the fiscal year ended December 31, 2007.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards(1)			Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(2)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
John G. McCutcheon	7/26/2007				—	360,000	—	1.33	612,231
	N/A	N/A	50,000	75,000(3)
Mark A. Murray	7/26/2007				—	550,000	—	1.33	935,353
	N/A	—	—	—
Gregory Bakan	7/26/2007					63,000	—	1.33	107,140
	N/A	—	—	—	—
Antony Fields	7/26/2007					30,000	—	1.33	51,019
	N/A	—	—	—	—
Michael Regan	7/26/2007					50,000	—	1.33	85,032
	N/A	—	—	—	—

(1)	These stock options held by our named executive officers were granted under our 2000 Stock Plan and may be early exercised.

(2)	Amounts represent the grant date fair value of stock options granted under SFAS 123R as discussed in Note 10, “Stock Option Plan,” to our financial statements included elsewhere in this prospectus.
(3)	The amount shown in the threshold column reflects that no bonus will be paid if none of the milestones are achieved by their respective target deadlines. The amount shown in the target column reflects the total amount that would be paid if all of Mr. McCutcheon’s bonus milestones are met, while the amount shown in the maximum column reflects the amount that would be paid if the overachievement milestone is met. For more information, see “Executive Compensation— Compensation Discussion and Analysis—Non-Equity Incentive Programs.”

Outstanding Equity Awards at Fiscal Year-End

The following table shows grants of stock options outstanding on December 31, 2007, the last day of our fiscal year, to each of our named executive officers. None of our named executive officers have unvested stock awards outstanding as of December 31, 2007.

Option Awards

Name	Number of Securities Underlying Unexercised Options Exercisable(1)	Option Exercise Price	Option Expiration Date	Vesting Commencement Date
John G. McCutcheon	600,000	$0.15	3/3/2013	3/4/2003	(2)
	30,000	$0.15	2/2/2014	2/3/2004	(2)
	367,500	$0.20	10/11/2014	10/12/2004	(2)
	477,500	$0.20	10/11/2014	10/12/2004	(2)
	360,000	$1.33	7/25/2017	7/26/2007	(3)
Mark A. Murray	550,000	$1.33	7/25/2017	5/21/2007	(2)
Gregory Bakan	200,000	$0.28	9/9/2012	7/15/2002	(2)
	150,000	$0.15	3/3/2013	3/4/2003	(2)
	15,000	$0.15	2/2/2014	2/3/2004	(2)
	175,000	$0.20	10/11/2014	10/12/2004	(2)
	50,000	$0.20	10/3/2015	10/4/2005	(2)
	63,000	$1.33	7/25/2017	7/26/2007	(3)
Antony Fields	50,000	$0.15	9/4/2011	7/24/2001	(2)
	150,000	$0.15	3/3/2013	3/4/2003	(2)
	15,000	$0.15	2/2/2014	2/3/2004	(2)
	175,000	$0.20	10/11/2014	10/12/2004	(2)
	30,000	$1.33	7/25/2017	7/26/2007	(3)
Michael Regan	459,000	$0.20	8/23/2014	7/30/2004	(2)
	50,000	$1.33	7/26/2017	7/26/2007	(3)

(1)	All stock options held by our named executive officers may be early exercised. These stock options were granted under our 2000 Stock Plan.
(2)	25% of the shares underlying these options vest on the one-year anniversary of the vesting commencement date and 1/36th per month for 36 months thereafter.
(3)	1/48th of the shares underlying these options vest in equal monthly installments following the vesting commencement date.

Option Exercises and Stock Vested Table

None of our named executive officers exercised options and none of the shares held by our named executive officers vested during the year ended December 31, 2007.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Non-qualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. The compensation committee, which consists of solely independent directors, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

Employment Agreements and Offer Letters

John G. McCutcheon. On August 6, 2007, we entered into an employment agreement with Mr. McCutcheon providing that, in the event that his employment is involuntarily or constructively terminated by us for any reason other than for cause as specified in the employment agreement, we are required to pay Mr. McCutcheon his base salary at the time of termination and benefits for a period of six months.

Mark A. Murray. On May 17, 2007, we entered into an employment offer letter with Mr. Murray providing for his employment as our Chief Financial Officer and Vice President of Finance and Administration. Mr. Murray’s base salary was originally set at $240,000 per year, subject to annual review and increases based on performance. Pursuant to the terms of the employment offer letter, Mr. Murray was granted an option to purchase 550,000 shares of our common stock at an exercise price of $1.33 per share, subject to vesting over four years. In the event Mr. Murray’s employment is involuntarily or constructively terminated by us for any reason other than cause, we are required to pay Mr. Murray his base salary at the time of termination and benefits for a period of six months.

Potential Payments Upon Change in Control

We have entered into stock option agreements pursuant to our 2000 Stock Plan with each of the named executive officers. In the event that a named executive officer’s employment or consulting relationship is involuntarily terminated by us for any reason other than for cause during the period beginning with the effective date of a change of control and ending on the first anniversary of such effective date, the vesting of the option will automatically accelerate such that all of the then-unvested shares will vest and become exercisable, as described in each stock option agreement.

For the purpose of our stock option agreements, “change of control” means a merger or consolidation of the company (other than a merger or consolidation in which the company’s stockholders immediately before such merger own a majority of the voting stock of the surviving corporation immediately after the transaction), or any sale of all or substantially all of the assets of the company.

For the purpose of our stock option agreements, “involuntary termination” means any termination of employment by the company other than (1) termination for cause and (2) the named executive officers’ voluntary termination. It also includes the named executive officer’s voluntary termination following:

•	a substantial reduction in the named executive officer’s base salary (other than in connection with a general decrease in base salaries for employees of the company);

•	a material reduction in the kind or level of employee benefits with the result that the overall benefits package is significantly reduced;

•

the relocation of the named executive officer’s place of employment to a facility or a location more than 50 miles from the named executive officer’s then present location, without such executive officer’s consent; or

•	the failure of the company to obtain the assumption of the stock option agreement by any successors.

For the purpose of our stock option agreement, “cause” means the happening of one or more of the following events, in each case as determined in good faith by the company’s board of directors:

•

the named executive officer’s gross negligence or willful misconduct in performance of his duties where such gross negligence or unique misconduct has resulted or is likely to result in substantial and material damage to the company;

•	the named executive officer’s repeated or unjustified absence from the company;

•	the named executive officer’s material and willful violation of any federal or state law;

•	the commission of any act of fraud by the named executive officer with respect to the company;

•	the named executive officer’s conviction of a felony or a crime involving moral turpitude causing material harm to the standing and reputation of the company; or

•

the named executive officer’s incurable material breach of any element of the company’s confidential information and invention assignment agreement, including without limitation, the named executive officer’s theft or other misappropriation of the company’s proprietary information.

The following table sets forth quantitative estimates of the value of the acceleration of the options held by each named executive officer if his employment had been involuntarily terminated by us for any reason other than for cause upon a change of control on December 31, 2007, assuming the termination occurs within the first anniversary of such change of control. Amounts below are based on a share price of $3.33 per share as of December 31, 2007, and the number of options held by each of our named executive officers that were unvested as of December 31, 2007.

Name of Executive Officer	Value of Accelerated Stock Options ($)
John G. McCutcheon(1)	1,664,311
Mark A. Murray(2)(3)	1,831,500
Gregory Bakan	387,742
Antony Fields	212,983
Michael Regan	372,061

(1)	In August 2007, we entered into an employment agreement with Mr. McCutcheon that provides for benefits to McCutcheon in the event his employment relationship with the company is terminated under certain circumstances in connection with a change of control. See “Executive Compensation—Employment Agreements and Offer Letters—John G. McCutcheon.”
(2)	In May 2007, we entered into an employment offer letter with Mr. Murray that provides for benefits to Mr. Murray in the event his employment relationship with the company is terminated certain circumstances in connection with a change of control. See “Executive Compensation—Employment Agreements and Offer Letters—Mark A. Murray.”
(3)

Mr. Murray joined the company in May 2007 and did not receive any options or equity awards from us prior to December 31, 2006. In July 2007, Mr. Murray received an option to purchase 550,000 shares at $1.33 per share, subject to vesting over four years. In the event that Mr. Murray’s employment or consulting relationship is involuntarily terminated by us for any reason other than for cause during the period beginning with the effective date of a change of control and ending on the first anniversary of such effective date, the vesting of the option will automatically accelerate such that all of the then-unvested shares will vest and become exercisable, as described in his stock option agreement.

Employee Benefit and Stock Plans

2000 Stock Plan

Our board of directors and our stockholders adopted our 2000 Stock Plan in August 2000. Our board of directors has determined not to grant any additional awards under the 2000 Stock Plan after the completion of this offering. However, the 2000 Stock Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2000 Stock Plan.

A total of 8,936,475 shares of our common stock are authorized for issuance under the 2000 Stock Plan. As of December 31, 2007, options to purchase a total of 6,521,930 shares of our common stock were issued and outstanding, and a total of 2,342,853 shares of our common stock had been issued upon the exercise of options and stock purchase rights granted under the 2000 Stock Plan.

Our 2000 Stock Plan provides for the grant of options and stock purchase rights to our service providers. Stock purchase rights and nonstatutory stock options may be granted to our employees, directors and consultants, and incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, may be granted only to our employees. Our board of directors administers the 2000 Stock Plan. The administrator has the authority to determine the terms and conditions of the options and stock purchase rights granted under the 2000 Stock Plan.

Our 2000 Stock Plan does not allow for the transfer of awards other than (a) by will or the laws of descent and distribution and (b) at the administrator’s discretion, by gift to a recipient’s immediate family or by instrument to an inter vivos or testamentary trust. Only the recipient of an award may exercise such award during his or her lifetime.

Our 2000 Stock Plan provides that in the event of our merger with or into another corporation, or a sale of all or substantially all of our assets, the successor corporation or its parent or subsidiary will assume or substitute for each outstanding stock purchase right and option. If the outstanding stock purchase rights or options are not assumed or substituted, they will terminate upon the consummation of the transaction.

2007 Equity Incentive Plan

General. In October 2007, our board of directors approved our 2007 Equity Incentive Plan (the “2007 Plan”) which, subject to the approval of our stockholders, will become effective upon completion of this offering. The 2007 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, deferred stock, restricted stock units, performance shares, phantom stock and similar types of stock awards, as well as cash awards. Each is referred to as an award in the 2007 Plan. Options granted under the 2007 Plan may be either “incentive stock options,” as defined under Section 422 of the Code or nonstatutory stock options. The 2007 Plan will terminate in 2017 unless it is extended or terminated earlier pursuant to its terms.

Share Reserve. We have reserved a total of                  shares of our common stock for issuance under the 2007 Plan, all of which are available for future grant. The number of shares reserved under the 2007 Plan also will include an annual increase on the first day of each fiscal year beginning in 2009 and ending in 2017, equal to the least of (a)                  shares, (b) 4% of the outstanding shares of common stock as of the last day of the preceding fiscal year or (c) such lesser number of shares as determined by our board of directors.

Adjustments. In the event of any stock split, reverse stock split, recapitalization, combination or reclassification of stock, stock dividend, spin-off, extraordinary cash dividend or similar change to our capital structure (not including a change in control), our board of directors shall make appropriate equitable adjustments in order to preserve the value of outstanding and future awards under the 2007 Plan, including adjustments to: (i) the number and type of awards that may be granted under the 2007 Plan, (ii) the number and type of options that may be granted to any individual under the 2007 Plan, (iii) the terms of any stock appreciation right, (iv) the purchase price and number and class of securities issuable under each outstanding stock award, (v) the exercise price and number and class of securities issuable under each outstanding option, and (vi) the repurchase price of any securities substituted for award shares that are subject to repurchase rights.

Award Limitations. No employee may be granted options or stock appreciation rights in any fiscal year under the 2007 Plan to purchase or be issued more than                  shares of our common stock (subject to adjustment in the event of a stock split or similar corporate event) or to receive compensation calculated with respect to more than that number of shares under stock appreciation rights; provided that a new employee may be issued up to a maximum of                  shares (subject to adjustment in the event of a stock split or similar corporate event) of our common stock under options in the calendar year in which the employee commences employment or to receive compensation calculated with reference to such number of shares under stock appreciation rights. In addition, the maximum annual value of stock subject to stock awards or cash awards granted to any individual may not exceed $                .

Administration. The 2007 Plan will be administered by our board of directors or a committee of our board of directors, either of which may further delegate certain of its responsibilities to a delegated officer in certain instances. The board, committee or officer is referred to in the 2007 Plan as the administrator.

Eligibility. Awards under the 2007 Plan may be granted to our employees, directors and consultants. Incentive stock options may be granted only to our employees. The administrator determines which individuals are granted awards under the 2007 Plan. However, as described below, only non-employee directors are eligible to receive stock options under the non-discretionary grant program.

Termination of Service. Generally, if an awardee’s service to us terminates other than by reason of death, disability or for cause, vested awards will remain exercisable for a period of 30 days following the termination of the awardee’s service, or if earlier, until the expiration of the term of the award. If an awardee’s service to us terminates for cause, all of his or her awards will immediately terminate as of the date of termination unless otherwise provided for in the award agreement. Unless otherwise provided for by the administrator, if an awardee dies while an employee, consultant or director, all of the awardee’s vested awards will be exercisable for one year following the awardee’s death, or if earlier, the expiration of the term of the award. Unless otherwise provided for by the administrator, if an awardee becomes disabled while an employee, consultant or director, all of the awardee’s vested awards will be exercisable for six months following the awardee’s disability, or if earlier, the expiration of the term of the award.

Nontransferability of Awards. Unless otherwise determined by the administrator, awards granted under the 2007 Plan are not transferable other than by will, the laws of descent and distribution, a domestic relations order or to a designated beneficiary upon death and may be exercised, purchased or settled during the awardee’s lifetime only by the awardee.

Stock Options. An option represents the right to purchase shares of stock upon the payment of a pre-established exercise price.

Exercise Price. The administrator determines the exercise price of options at the time the options are granted. The exercise price of a stock option may not be less than 100% of the fair market value of our common stock on the date of grant. The fair market value of our common stock will generally be the closing sales price as reported on the NASDAQ Global Market.

Exercise of Option; Form of Consideration. The administrator determines when options vest and become exercisable. The means of payment for shares issued on exercise of an option are specified in each option agreement. The 2007 Plan permits payment to be made by cash, check, wire transfer, other shares of our common stock (with some restrictions), broker-assisted same day sales, cancellation of any debt owed by us or any of our affiliates to the optionholder, in certain instances by cashless net exercise or by other means of consideration permitted by applicable law and the administrator.

Term of Options. The term of an option may be no more than ten years from the date of grant. No option may be exercised after the expiration of its term. An incentive stock option granted to a greater than 10% stockholder may not have a term of more than five years.

Stock Awards. Stock awards may be restricted stock, deferred stock, restricted stock units, performance shares, phantom stock, stock appreciation rights or other similar stock awards (including awards that do not require the participant to pay any amount to receive the shares). Restricted stock grants are awards of a specific number of shares of common stock. Restricted stock units represent a promise to deliver shares of our common stock, or an amount of cash or property equal to the value of the underlying shares, at a future date. Deferred stock is a grant of shares of our common stock that are distributed in the future upon satisfaction of certain conditions. Performance shares are rights to receive amounts, denominated in cash or shares of our common stock, based upon our or a participant’s performance during the period between the date of grant and a pre-established future date. Stock appreciation rights are rights to receive cash and/or shares of our common stock based on the amount by which the fair market value of a specific number of shares on the exercise date exceeds the fair market value of the shares on the grant date.

Each stock award is evidenced by a stock award agreement between us and the participant. The 2007 Plan allows the administrator broad discretion to determine the terms of individual stock awards including the number of shares subject to a stock award; the purchase price of the shares, if any, and the means of payment for the shares; the performance criteria; the terms, conditions and restrictions on the grant, issuance, vesting and forfeiture of the shares subject to the stock award; and the restrictions on the transferability of the stock award.

Cash Awards. Cash awards may be granted either alone, in addition to, or in tandem with other awards granted under the 2007 Plan. A cash award granted under the 2007 Plan may be made contingent on the achievement of performance conditions and have other conditions and restrictions in the cash award agreement.

Non-Discretionary Grant Program. Pursuant to the non-discretionary grant program in effect under the 2007 Plan, our non-employee directors will automatically receive a series of nonstatutory stock option grants over their period of service on our board.

Initial Awards. Each individual who first becomes a non-employee director after this offering will automatically be granted an option to purchase                  shares of our common stock. The shares subject to each such initial award vest in a series of 3 equal annual installments measured from the date of grant.

Annual Awards. Each individual who is serving as a non-employee director on the date of an annual meeting of our stockholders, commencing with the annual meeting in 2008, will automatically be granted an option on such date to purchase                  shares of our common stock if the individual has served on our board for 6 months or longer as of such date. The shares subject to each such annual award vest as to 100% of the shares on the day prior to the next year’s annual meeting.

Terms of all Options Under the Non-Discretionary Grant Program. The exercise price of each option granted under the non-discretionary grant program is 100% of the fair market value of our common stock on the date of grant. The maximum term of options granted under the non-discretionary grant program is ten years. If a non-employee director’s service relationship with us, or any of our affiliates, whether as a non-employee director or subsequently as an employee, director or consultant of ours or an affiliate, ceases for any reason other than disability, death, or following a change in control, the awardee may exercise any vested options for a period of 30 days following the cessation of service. If such an awardee’s service relationship with us, or any of our affiliates, ceases due to disability or death (or an awardee dies within a certain period following cessation of service), the option will accelerate in full and the awardee or a beneficiary may exercise the option for a period of 6 months in the event of disability and 12 months in the event of death. The vesting of each option will accelerate in full immediately prior to the effectiveness of a change in control of the company. If such an awardee’s service terminates within 12 months following a specified change in control transaction, the awardee may exercise the option for a period of 12 months following the effective date of such a transaction. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Objectively Determinable Performance Conditions. Stock or cash awards under the 2007 Plan that are intended to satisfy the requirements for “performance based compensation” under Section 162(m) of the Code shall include specific performance goals (i) that are established (A) at the time an award is granted or (B) no later than the earlier of (1) 90 days after the beginning of the period of service to which it relates or (2) before the elapse of 25% of the period of service to which it relates, (ii) that are uncertain of achievement at the time they are established and (iii) the achievement of which is determinable by a third party with knowledge of the relevant facts. Examples of measures that may be used in objectively determinable performance conditions include net order dollars, net profit dollars, net profit growth, net revenue dollars, revenue growth, individual performance, earnings per share, return on assets, return on equity and other financial objectives, objective customer satisfaction indicators and efficiency measures, each with respect to us and/or an affiliate or individual business unit.

Change in Control. The 2007 Plan provides that in the event of a merger or consolidation in which we are not the surviving corporation, the sale of substantially all of our assets, the acquisition, sale, or transfer of a controlling interest of our outstanding shares by tender offer or similar change of control transaction as determined by our board of directors or compensation committee, any or all outstanding awards may be assumed, or substituted. In the event such successor corporation (if any) does not assume or substitute awards, our board of directors may, in its discretion, (i) provide for the assumption or substitution of or adjustment of each award, (ii) accelerate the vesting of all options and terminate any restrictions on stock awards or (iii) provide for the termination of awards on such terms and conditions as it deems appropriate, including providing for the cancellation of awards for a cash or other payment to the participant.

Amendment and Termination. Our board of directors may amend, suspend or terminate the 2007 Plan at any time. However, we will solicit stockholder approval for any amendment to the 2007 Plan to the extent necessary to comply with applicable laws or NASDAQ Global Market listing requirements. Generally, no action by our board of directors or stockholders may alter or impair any award previously granted under the 2007 Plan without the written consent of the awardee.

2007 Employee Stock Purchase Plan

General. In October 2007, our board of directors approved our 2007 Employee Stock Purchase Plan, or the 2007 Purchase Plan, which, subject to the approval of our stockholders, will become effective upon completion of this offering. The 2007 Purchase Plan provides our employees with an opportunity to purchase our common stock through accumulated payroll deductions.

Share Reserve. A total of                  shares of common stock has been reserved for issuance under the 2007 Purchase Plan, none of which have been issued as of the date of this offering. The number of shares reserved for issuance under the 2007 Purchase Plan will be subject to an automatic annual increase on the first day of each of our fiscal years beginning in 2009 and ending in 2017 equal to the least of (a)                  shares, (b)         % of our outstanding common stock on the last day of the immediately preceding fiscal year or (c) such lesser number of shares as determined by the board of directors.

The 2007 Purchase Plan becomes effective upon the date of this offering. Unless terminated earlier by the board of directors, the 2007 Purchase Plan shall terminate in 2017.

Administration. The 2007 Purchase Plan will be administered by our board of directors or a committee of our board of directors.

Qualification under the Code. The 2007 Purchase Plan is designed to qualify as an “employee stock purchase plan” under Section 423(b) of the Code.

Eligibility. Our employees (including officers and employee directors), or employees of any majority-owned subsidiary designated by our board, are eligible to participate in the 2007 Purchase Plan if they are employed by us or any such subsidiary for at least 20 hours per week and more than five months per year. An employee cannot be granted an option under the 2007 Purchase Plan if immediately after the grant such employee would own stock and/or hold outstanding options to purchase stock equaling 5% or more of the total voting power or value of all classes of our stock or stock of our subsidiaries.

Offering Periods. The 2007 Purchase Plan will be implemented by a series of offering periods of approximately six months’ duration, with new offering periods (other than the first offering period) commencing generally on February 1st and August 1st of each year. Each offering period will be of approximately six months’ duration. At the end of each offering period, an automatic purchase will be made for participants. The initial offering period is expected to commence on the date of this offering and end on July 31, 2008. Each eligible employee will be granted an option on the effective date of this offering to purchase shares in the initial offering period in an amount equal to the maximum number of shares that an individual can purchase during an offering period under the terms of the 2007 Purchase Plan.

Payroll Deductions. The 2007 Purchase Plan permits eligible employees to purchase our common stock through payroll deductions, which in any event may not exceed 10% of an employee’s eligible cash compensation. Cash compensation includes regular salary payments, bonuses, incentive compensation, commissions, overtime, shift premiums and draws against commissions, but excludes all other payments including long-term disability or workers’ compensation payments, car allowances, relocation payments and expense reimbursements. In addition, under the 2007 Purchase Plan, an eligible employee shall not be permitted to purchase stock under the 2007 Purchase Plan at a rate that exceeds $25,000 of fair market value of such stock for each calendar year in which the option is outstanding, and no employee may purchase more than                  shares of common stock under the 2007 Purchase Plan in any one offering period.

Purchase Price. The purchase price is equal to the lower of 85% of the fair market value of our common stock at the beginning of each offering period or at the end of each offering period. Employees may end their participation in the 2007 Purchase Plan at any time during an offering period, and participation ends automatically on termination of employment.

Change in Control. If we merge or consolidate with or into another corporation or sell all or substantially all of our assets, each right to purchase stock under the 2007 Purchase Plan will be assumed or an equivalent right substituted by the successor corporation, However, our board of directors will shorten any ongoing offering period so that employees’ rights to purchase stock under the 2007 Purchase Plan are exercised prior to the transaction in the event that the successor corporation refuses to assume each purchase right or to substitute an equivalent right. Outstanding options will be adjusted if we effect a stock split, stock dividend or similar change in our capital structure.

Amendment and Termination. Our board of directors has the authority to amend or terminate the 2007 Purchase Plan at any time, including amendments to outstanding stock purchase rights under the plan, subject to required approvals of our stockholders in order for the 2007 Purchase Plan to qualify under Section 423 of the Code or other applicable law. Generally, no action by our board of directors or stockholders may alter or impair an outstanding stock purchase right under the 2007 Purchase Plan without the written consent of the participant, unless the board determines that the continuation of the 2007 Purchase Plan or an offering period would result in financial accounting treatment for the 2007 Purchase Plan that is different from the financial accounting treatment in effect on the date the 2007 Purchase Plan was adopted by the board.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we entered into indemnification agreements with each of our current directors, officers, and some employees before the completion of this offering. These agreements provide for the indemnification of our directors, officers and some employees for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, since January 1, 2005, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest;

other than compensation arrangements which are described under the section of this prospectus entitled “Executive Compensation—Compensation Discussion and Analysis.”

Preferred Stock Issuances

Issuance of Series E Convertible Preferred Stock

In June 2006, we issued an aggregate of 7,559,978 shares of our Series E convertible preferred stock at a price per share of $2.40 for an aggregate purchase price of approximately $18.1 million. The table below sets forth the number of Series E convertible preferred shares sold to our directors, executive officers and 5% stockholders and their affiliates.

Name	Number of Shares of Series E Convertible Preferred Stock	Approximate Aggregate Purchase Price ($)
ABS Ventures(1)	629,650	1,511,160
Advanced Technology Ventures(2)	976,041	2,342,498
OrbiMed Advisors	833,333	2,000,000
Cargill, Incorporated(3)	2,916,667	7,000,000
Morgan Stanley Venture Partners(4)	403,230	967,752
Morgenthaler Partners VII, L.P.(5)	757,848	1,818,835
SPVC VI, LLC(6)	629,487	1,510,768

(1)	Richard Spalding, one of our directors, is a senior manager of the general partner of ABS Ventures VII L.P., which holds these shares.
(2)	Michael Carusi, one of our directors, is a managing director of ATV Associates VI, LLC, which is the general partner of both ATV Entrepreneurs VI, L.P. and Advanced Technology Ventures VI, L.P. ATV Entrepreneurs VI, L.P. and Advanced Technology Ventures VI, L.P. hold these shares.
(3)	Sanjiv Arora, one of our directors, is a managing director of Cargill, Incorporated, which holds these shares.
(4)	Morgan Stanley Venture Partners is affiliated with Morgan Stanley & Co. Incorporated, which is acting as a representative of the underwriters in this offering.
(5)	Henry A. Plain, Jr., one of our directors, joined Morgenthaler Management Partners VIII, LLC as a Partner in August 2007. Morgenthaler Management Partners VIII, LLC is an affiliate of Morgenthaler Partners VII, L.P.
(6)	Joshua Baltzell, one of our directors, is a director at Split Rock Partners, LLC, which, together with Vesbridge Partners, LLC, is the manager of SPVC VI, LLC. SPVC VI, LLC holds these shares.

Registration Rights Agreement

We are a party to a registration rights agreement which provides that holders of our convertible preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Other Transactions

We have granted stock options to our executive officers and certain of our directors. For a description of these options, see “Management—Grants of Plan-Based Awards Table.”

We will enter into indemnification agreements with each of our current directors, officers and some employees before the completion of this offering. See “Management—Limitation on Liability and Indemnification Matters.”

Policies and Procedures for Related Party Transactions

As provided by our audit committee charter, our audit committee must review and approve in advance any related party transaction. All of our directors, officers and employees are required to report to our audit committee any such related party transaction prior to its completion.

PRINCIPAL STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock at December 31, 2007 and as adjusted to reflect the sale of the shares of common stock in this offering, for:

•	each named executive officer;

•	each of our directors;

•	each person known to us to be the beneficial owner of more than 5% of our common stock; and

•	all of our executive officers and directors as a group.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Emphasys Medical, Inc., 700 Chesapeake Drive, Redwood City, CA 94063. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 48,334,508 shares of common stock outstanding on December 31, 2007, and              shares of common stock outstanding after the completion of this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of December 31, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Name of Beneficial Owner	Beneficial Ownership Prior to the Offering		Beneficial Ownership After the Offering
	Shares	Percentage (%)	Shares	Percentage
5% Stockholders
Funds affiliated with ABS Ventures(1)	4,829,650	10.0
Advanced Technology Ventures(2)	8,579,880	17.8
OrbiMed Advisors(3)	6,592,495	13.6
Cargill, Incorporated(4)	2,916,667	6.0
John G. McCutcheon(5)	3,155,000	6.3
Morgan Stanley Venture Partners(6)	3,544,591	7.3
Morgenthaler Partners VII, L.P.(7)	6,661,861	13.8
SPVC VI, LLC(8)	5,533,500	11.4

Executive Officers and Directors

Named Executive Officers
John G. McCutcheon(5)	3,155,000	6.3
Mark A. Murray(9)	550,000	1.1
Gregory Bakan(10)	653,000	1.3
Antony Fields(11)	660,000	1.4
Michael Regan(12)	509,000	1.0

Directors
Henry A. Plain, Jr.(13)	7,689,861	15.8
Sanjiv Arora(4)	2,916,667	6.0
Joshua Baltzell(8)	5,533,500	11.4
Michael A. Bates	137,500	*
Michael Carusi(2)	8,579,880	17.8
Roger Marchetti(14)	137,500	*
Herm Rosenman(15)	137,500	*
Richard Spalding(1)	4,829,650	10.0
All Executive Officers and Directors as a Group (14 persons)	35,921,058	73.9

(1)	Includes 4,780,590 shares held by ABS Ventures VII L.P. and 49,060 shares held by ABS Investors L.L.C. Mr. Spalding, one of our directors, holds shared voting and investment power over the shares held by the funds affiliated with ABS Ventures. Mr. Spalding disclaims beneficial ownership except to the extent of his prospective pecuniary interest. The address for ABS Ventures VII L.P. and ABS Investors L.L.C. is 890 Winter Street, Suite 225, Waltham, MA 02451.
(2)

Includes 8,166,315 shares held by Advanced Technology Ventures VI, L.P. (“ATV VI”), 408,315 shares held by ATV Entrepreneurs VI, L.P. (“ATVE VI” and together with ATV VI, the “ATV VI Investing Entities”) and 5,250 shares held by ATV Alliance 2001, L.P. (“ATV Alliance 2001”). ATV Associates VI, L.L.C. (“ATV VI LLC”) is the sole general partner of each of the ATV VI Investing Entities. Voting and disposition decisions of ATV VI, LLC are made by a board of four managing directors (the “ATV VI Managing Directors”). Mr. Carusi is an ATV VI Managing Director. ATV Alliance Associates, LLC (“ATV Alliance LLC”) is the sole general partner of ATV Alliance 2001. Jean George is the sole manager of ATV Alliance LLC. ATV Capital Management, Inc. is the sole member of ATV Alliance LLC. Mr. Carusi is a shareholder of ATV Capital Management, Inc. ATV VI, LLC, Mr. Carusi and each of the other ATV VI Managing Directors disclaim beneficial ownership of all of the shares held by the ATV VI Investing Entities, except to the extent of their respective pecuniary interests therein. ATV Alliance, LLC, Jean George, ATV Capital Management, Inc., Mr. Carusi and each of the other ATV Capital Management, Inc. shareholders disclaim beneficial ownership of the shares held by ATV Alliance 2001, except to the extent of their respective pecuniary interests therein. Each individual ATV fund hereby disclaims beneficial ownership of shares owned by other ATV funds. The address for Mr. Carusi is c/o Advanced Technology Ventures, 485 Ramona Street, Palo Alto, CA 94301.
(3)

Includes 4,399,759 shares held by Caduceus Private Investments II, L.P., 1,647,361 shares held by Caduceus Private Investments II (QP), L.P. and 545,375 shares held by UBS Juniper Crossover Fund, L.L.C. OrbiMed Advisors, LLC is an affiliate of Caduceus Private Investments II, L.P., Caduceus Private Investments II (QP), L.P. and UBS Juniper Crossover Fund, L.L.C. (collectively, the “OrbiMed Funds”). The address for each of the OrbiMed Funds is c/o OrbiMed Advisors, L.L.C., 767 Third Avenue, 30th Floor, New York, NY 10017-2023.

(4)	Includes 2,916,667 shares held by Cargill, Incorporated. Mr. Arora, one of our directors, holds shared voting and investment power over the shares. Mr. Arora disclaims beneficial ownership except to the extent of his pecuniary interest therein. The address for Cargill, Incorporated is 12700 Whitewater Drive, Minnetonka, MN 55343.
(5)	Includes 348,750 shares held by Mr. McCutcheon and options to purchase 1,835,000 shares that are currently exercisable or exercisable within 60 days of December 31, 2007 held by Mr. McCutcheon. Also includes the following shares of which Mr. McCutcheon, one of our named executive officers and directors, holds shared voting and investment power: 926,250 shares held by John G. McCutcheon and Stacey Paris McCutcheon, Trustees of the McCutcheon Family Trust UTD 7/19/99, 15,000 shares held by Judy Ann Cheng, Trustee of the Kelly Rose McCutcheon Trust dated December 26, 2004, 15,000 shares held by Judy Ann Cheng, Trustee of the Nicole Sara McCutcheon Trust dated December 28, 2004 and 15,000 shares held by Judy Ann Cheng, Trustee of the Ryan Paris McCutcheon Trust dated December 28, 2004.
(6)

Includes 59,864 shares held by Morgan Stanley Dean Witter Offshore Investors IV, L.P., 178,017 shares held by Morgan Stanley Dean Witter Venture Investors IV, L.P., 1,534,415 shares held by Morgan Stanley Dean Witter Venture Partners IV, L.P., 408,673 shares held by Morgan Stanley Venture Investors 2002 Fund, L.P. and 1,363,622 shares held by Morgan Stanley Venture Partners 2002 Fund, L.P., affiliates of Morgan Stanley Venture Partners. Each of these entities is affiliated with Morgan Stanley & Co. Incorporated, which is acting as a representative of the underwriters of this offering. The address for each of the foregoing stockholders is c/o Morgan Stanley Venture Partners, 1221 Avenue of the Americas, 39th Floor, New York, NY 10020.

(7)	Includes 6,661,861 shares held by Morgenthaler Partners VII, L.P. Morgenthaler Partners VII, L.P. is managed by Morgenthaler Management Partners VII, LLC. Mr. Plain, one of our directors, is a partner at Morgenthaler Management Partners VIII, LLC, an affiliate of Morgenthaler Partners VII, L.P. and Morgenthaler Management Partners VII, LLC. Mr. Plain does not have voting or investment power with respect to these shares and disclaims beneficial ownership of the shares. The address for Morgenthaler Partners VII, L.P. is 50 Public Square, Suite 2700, Cleveland, OH 44113.
(8)	Includes 5,533,500 shares held by SPVC VI, LLC. Split Rock Partners, LLC, together with Vesbridge Partners, LLC, is the manager of SPVC VI, LLC; however, voting and investment power with respect to the shares are delegated solely to Split Rock Partners, LLC. Michael Gorman, James Simons, David Stassen and Allan Will, as managing directors of Split Rock Partners, LLC, share voting and investment power with respect to these shares. Voting and investment power over the shares may be deemed to be shared with each of the above named individuals and Split Rock Partners, LLC due to the affiliate relationships described above. Each of the individuals and Split Rock Partners, LLC disclaim beneficial ownership of these shares, except to the extent of his or its pecuniary interest therein. Mr. Baltzell, one of our directors, is a director at Split Rock Partners, LLC but does not have voting or investment power with respect to these shares. Mr. Baltzell disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein. The address for SPVC VI, LLC is 10400 Viking Drive, Eden Prairie, MN 55344.
(9)	Includes options to purchase 550,000 shares that are currently exercisable or exercisable within 60 days of December 31, 2007.

(10)	Includes options to purchase 653,000 shares that are currently exercisable or exercisable within 60 days of December 31, 2007.
(11)	Includes 200,000 shares and options to purchase 420,000 shares that are currently exercisable or exercisable within 60 days of December 31, 2007 held by Mr. Fields. Also includes 40,000 shares held by The Fields/Ozer Family Trust, Antony J. Fields Trustee.
(12)	Includes options to purchase 509,000 shares that are currently exercisable or exercisable within 60 days of December 31, 2007.
(13)	Includes 160,000 shares and options to purchase 368,000 shares that are currently exercisable or exercisable within 60 days of December 31, 2007 held by Mr. Plain. Also includes 300,000 shares held by Henry A. Plain, Jr. and Lisa M. Plain, trustees of the Plain Family Trust U/D/T dated 9/7/1994. Also includes the following shares, for which Mr. Plain disclaims beneficial ownership: 100,000 shares held by John Leon Hall, Trustee of the Alexandra Marie Plain 1994 Trust U/T/A dated September 7, 1994 and 100,000 shares held by John Leon Hall, Trustee of the Henry Albert Plain, III 1994 Trust U/T/A dated September 7, 1994. Also includes 6,661,861 shares held by Morgenthaler Partners VII, L.P. Morgenthaler Partners VII, L.P. is managed by Morgenthaler Management Partners VII, LLC. Mr. Plain, one of our directors, is a partner at Morgenthaler Management Partners VIII, LLC, an affiliate of Morgenthaler Partners VII, L.P. and Morgenthaler Management Partners VII, LLC. Mr. Plain does not have voting or investment power with respect to these shares and disclaims beneficial ownership of the shares.
(14)	Includes options to purchase 137,500 shares that are currently exercisable or exercisable within 60 days of December 31, 2007.
(15)	Includes options to purchase 137,500 shares that are currently exercisable or exercisable within 60 days of December 31, 2007.

DESCRIPTION OF CAPITAL STOCK

General

Upon the closing of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. The following information assumes the filing of our amended and restated certificate of incorporation and the conversion of all outstanding shares of our preferred stock into shares of common stock upon the completion of this offering.

As of December 31, 2007, and assuming the conversion of all outstanding preferred stock into common stock, immediately prior to the closing of this offering, there were outstanding:

•	48,334,508 shares of our common stock held by approximately 147 stockholders; and

•	6,521,930 shares issuable upon exercise of outstanding stock options.

The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Non-Assessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid an non-assessable.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

As of December 31, 2007, there was an outstanding warrant to purchase 30,000 shares of our Series A preferred stock at an exercise price of $1.00 per share, which will become exercisable for common stock upon completion of this offering. Effective upon the completion of this offering, the expiration date of the warrant will automatically be extended until the third anniversary of the effective date of this offering.

In connection with a loan commitment agreement entered into in September 2007, we issued warrants to a lender for the purchase of preferred stock. The terms of the loan commitment agreement are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” The warrants have an exercise price equal to the lesser of (i) $3.60 per share or (ii) the average of $2.40 and the price per share in this offering. The total number of shares subject to the warrant is calculated by dividing (x) the sum of (a) $825,000 plus (b) 4.5% of the total principal amount of all drawdowns under the agreement, by (y) the exercise price per share. As of December 31, 2007, we have drawn down $10,000,000 under the loan facility. Accordingly, the warrants are exercisable for              shares, based on an assumed offering price of $            , the midpoint of the range on the cover page of this prospectus. The warrants expire seven years from the termination of the commitment. Effective upon the completion of this offering, the warrants will become exercisable for common stock.

Registration Rights

The holders of 42,282,881 shares of common stock, or the Registrable Securities, including 30,000 shares issuable upon exercise of warrants outstanding as of December 31, 2007, or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. Additionally, holders of              shares issuable upon exercise of warrants issued in September 2007 also are entitled to similar registration rights. These rights are provided under the terms of an agreement between us and the holders of Registrable Securities. Subject to certain limitations in this agreement, the holders of the Registrable Securities may require, on two occasions at any time after six months from the effective date of this offering, that we use our best efforts to register the Registrable Securities for public resale, provided that the proposed aggregate offering price is at least $5,000,000. If we register any of our common stock either for our own account or for the account of other security holders, the holders of Registrable Securities are entitled to notice of such registration and are entitled to certain “piggyback” registration rights allowing the holder to include their common stock in such registration, subject to certain marketing and other limitations. Further, the holders of Registrable Securities may require us to register the resale of all or a portion of their shares on a registration statement on Form S-3 once we are eligible to use Form S-3, subject to certain conditions and limitations. A holder’s right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in an underwritten offering in which a holder has a right to participate pursuant to the agreement. All expenses of such registrations, other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications, must be borne by us.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to Be in Effect Upon the Completion of This Offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer, or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

Our amended and restated certificate of incorporation will require a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors, as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we entered into indemnification agreements with each of our current directors, officers and some employees before the completion of this offering. These agreements provide for the indemnification of our directors, officers and some employees for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

The NASDAQ Global Market Listing

We have applied to list our common stock on the NASDAQ Global Market under the symbol “EMPH.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE RESALE

Prior to the offering made by this prospectus, there has been no market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial numbers of shares of our common stock, including shares issued upon exercise of options, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices of our common stock prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Upon completion of this offering, we will have outstanding             shares of common stock, after giving effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 42,252,881 shares of common stock prior to the completion of this offering.

The             shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock to be outstanding after this offering will be “restricted securities” under Rule 144. Substantially all of these restricted securities will be subject to the 180-day lock-up period, which may be extended in specified circumstances described below. Within 180 days of the date of this prospectus             shares will qualify for resale under Rule 144(k),             additional shares will qualify for resale under Rule 144, subject to volume limitations, and             additional shares will qualify for resale under Rule 701.

Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act.

Rule 144

In general, under Rule 144 a person who is one of our affiliates and who has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. For a person who has not been deemed to have been one of our affiliates at any time during the 90 days preceding a sale, sales of our securities held longer than six months, but less than one year, will be subject only to the current public information requirement.

Rule 144(k)

Subject to the lock-up agreements described below, shares of our common stock eligible for sale under Rule 144(k), as amended effective February 15, 2008, may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to the manner or volume of sale or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate.

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Lock-Up Agreements

Each of our officers and directors and substantially all of our other stockholders and holders of options and warrants to purchase our common stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options held by these persons for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley.

Morgan Stanley does not have any pre-established conditions to waiving the terms of the lock-up agreements. Any determination to release any shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

The 180-day restricted period described above will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Registration Rights

After this offering, holders of 42,282,881 shares of our common stock, including shares that are issuable upon the exercise of warrants outstanding as of December 31, 2007, as well as holders of                  shares issuable upon exercise of warrants issued in September 2007, will have the right to require us to register these shares under the Securities Act under specific circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See “Description of Capital Stock—Registration Rights.”

Equity Plans

As of December 31, 2007, we had outstanding options to purchase 6,521,930 shares of our common stock under our 2000 Stock Plan and no outstanding options under our 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or issuable under our 2000 Stock Plan, 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income and estate tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all of the potential United States federal income and estate tax consequences relating thereto, nor does it address gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (“IRS”), all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in United States federal tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the United States federal tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal tax laws, including, without limitation, U.S. expatriates, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid United States federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (or other entity treated as a partnership) for United States federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

Payments on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as capital gain.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s United States trade or business, the non-U.S. holder will be exempt from United States federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form) or, if an income tax treaty applies, a properly executed IRS Form W-8BEN (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s United States trade or business (or if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis in the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable income tax treaties that may provide for different rules.

Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Disposition of Our Common Stock

A non-U.S. holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation (“USRPHC”) for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes.

Unless an applicable income tax treaty provides otherwise, gain described in the first bullet point above will be subject to United States federal income tax on a net income basis in the same manner as if such holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of their effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to United States federal income tax at a flat 30% rate, but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, however, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Payments of the proceeds from a disposition by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established, and the broker is:

•	a U.S. person;

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

•

a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50% of the income or capital interest in such partnership or (2) it is engaged in the conduct of a United States trade or business.

Payment of the proceeds from a non-U.S. holder’s disposition of our common stock made by or through the United States office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Thomas Weisel Partners LLC, Leerink Swann LLC and Canaccord Adams Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Thomas Weisel Partners LLC
Leerink Swann LLC
Canaccord Adams Inc.

Total

The underwriters are collectively referred to as the “underwriters” and the representatives are referred to as the “representatives.” The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             shares of common stock.

	Per Share	No exercise	Full exercise
Public offering price	$	$	$
Underwriting discounts and commissions

Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “EMPH.”

We and all directors, officers and substantially all of our other security holders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of our common stock pursuant to our employee benefit plans and non-employee directors benefit plans described in this prospectus;

•

the issuance by us of shares of our common stock upon the exercise of an option or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

the issuance by us of stock options; provided that such options do not become exercisable or vest during such 180-day period, and the issuance of options (and our shares upon the exercise of such options) under our employee benefit plans and non-employee directors benefit plans described in this prospectus; or

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares or in connection with certain estate planning transfers or transfers to certain affiliates, in each case where transferees agree to be bound by such restrictions.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless such extension is waived, in writing, by Morgan Stanley & Co. Incorporated on behalf of the underwriters.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may in the future provide investment banking services to us for which they would receive customary compensation. In addition, in June 2004 and June 2006, entities affiliated with Morgan Stanley & Co. Incorporated entered into certain transactions with us, including the acquisition of our capital stock, as described under “Certain Relationships and Related Party Transactions.”

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, from and including the date on which the Prospectus Directive is implemented in that Member State, each representative and underwriter has not made and will not make an offer of the common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of the common stock to the public in that Member State:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of the common stock to the public” in relation to any shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe shares of the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each representative and underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of shares of the common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of the common stock in, from or otherwise involving the United Kingdom.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. In addition, in June 2004 and June 2006, entities affiliated with Morgan Stanley & Co. Incorporated entered into certain transactions with us, including the acquisition of our capital stock, as described under “Certain Relationships and Related Party Transactions.”

LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Heller Ehrman LLP, Menlo Park, California. Heller Ehrman LLP and certain attorneys and investment funds affiliated with the firm collectively own an aggregate of 234,838 shares of our common stock. The underwriters are being represented by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

The financial statements as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Public Reference Room and web site of the SEC referred to above. We maintain a website at www.emphasysmedical.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

EMPHASYS MEDICAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Emphasys Medical, Inc.

(a development stage enterprise)

In our opinion, the accompanying balance sheets and the related statements of operations, of convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Emphasys Medical, Inc. (the “Company”) (a development stage company) at December 31, 2005 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 and, cumulatively, for the period from July 25, 2000 (date of inception) to December 31, 2006 (not separately presented), in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for stock-based compensation in 2006.

As discussed in Note 3 to the financial statements, the Company adopted FASB Staff Position 150-5, Issuer’s Accounting Under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable, during the year ended December 31, 2005.

/s/    PricewaterhouseCoopers LLP

San Jose, California

September 21, 2007

EMPHASYS MEDICAL, INC.

(a development stage company)

BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,		September 30, 2007	Pro Forma Stockholders’ Equity at September 30, 2007
	2005	2006
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,744	$7,123	$7,108
Short-term investments	8,956	8,114	3,489
Accounts receivable	—	94	345
Inventory	40	377	695
Prepaid expenses and other current assets	142	191	490

Total current assets	10,882	15,899	12,127

Property and equipment, net	734	542	1,537
Other assets	163	137	554
Deferred initial public offering costs	—	—	521

Total assets	$11,779	$16,578	$14,739

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$504	$5	$740
Accrued liabilities	1,748	1,446	1,598
Other current liabilities	28	18	221
Deposit liability	—	21	70
Preferred stock warrant liability	50	53	993	$—
Current portion of long term debt	27	—	720

Total current liabilities	2,357	1,543	4,342
Deferred rent	142	122	184
Long term debt, net of current portion	—	—	3,124

Total liabilities	2,499	1,665	7,650

Commitments (Note 5)

Convertible preferred stock: $0.001 par value;
35,327,566 shares authorized at December 31, 2005; 43,022,903 shares authorized at December 31, 2006 and September 30, 2007 (unaudited); 34,692,903 shares issued and outstanding at December 31, 2005, 42,252,881 shares issued and outstanding at December 31, 2006 and September 30, 2007 (unaudited); aggregate liquidation value of $74,107 at December 31, 2006 and September 30, 2007 (unaudited); no shares issued and outstanding pro forma (unaudited)	56,124	74,181	74,181	—

Stockholders’ equity (deficit):
Common stock: $0.001 par value; 60,000,000 shares authorized; 5,466,026, 5,645,378 and 6,053,278 shares issued and outstanding in December 31, 2005 and December 31, 2006 and September 30, 2007 (unaudited), 48,306,159 issued and outstanding pro forma (unaudited)	5	6	6	48
Additional paid-in capital	251	497	1,090	76,222
Accumulated other comprehensive income	—	2	4	4
Deficit accumulated during development stage	(47,100)	(59,773)	(68,192)	(68,192)

Total stockholders’ equity (deficit)	(46,844)	(59,268)	(67,092)	$8,082

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$11,779	$16,578	$14,739

The accompanying notes are an integral part of these financial statements.

EMPHASYS MEDICAL, INC.

(a development stage company)

STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Years Ended December 31,			Nine Months Ended September 30,		Cumulative Period from July 25, 2000 (Date of Inception) to September 30, 2007
	2004	2005	2006	2006	2007
				(unaudited)		(unaudited)
Revenue	$—	$25	$484	$231	$968	$1,477
Cost of goods sold	—	30	422	240	948	1,400

Gross profit (loss)	—	(5)	62	(9)	20	77

Operating expenses:
Research and development	10,682	17,243	11,579	9,308	5,924	61,415
Selling, general and administrative	894	989	1,701	1,284	2,679	8,807

Total operating expenses	11,576	18,232	13,280	10,592	8,603	70,222

Loss from operations	(11,576)	(18,237)	(13,218)	(10,601)	(8,583)	(70,145)

Interest and other income	233	555	550	344	445	2,329
Interest and other expense	(5)	(11)	(5)	(5)	(281)	(354)

Net loss before cumulative effect of change in accounting principle	(11,348)	(17,693)	(12,673)	(10,262)	(8,419)	(68,170)
Cumulative effect of change in accounting principle	—	(22)	—	—	—	(22)

Net loss	$(11,348)	$(17,715)	$(12,673)	$(10,262)	$(8,419)	$(68,192)

Net loss per share—basic and diluted:
Loss before cumulative effect of change in accounting principle	$(2.20)	$(3.39)	$(2.34)	$(1.91)	$(1.49)
Cumulative effect of change in accounting principle	—	—	—	—	—

Net loss per share	$(2.20)	$(3.39)	$(2.34)	$(1.91)	$(1.49)

Shares used to compute basic and diluted net loss per share	5,150	5,233	5,406	5,373	5,661

Pro forma basic and diluted net loss per share (unaudited)			$(0.29)		$(0.17)

Shares used to compute pro forma basic and diluted net loss per share (unaudited)			43,879		47,914

The accompanying notes are an integral part of these financial statements.

EMPHASYS MEDICAL, INC.

(a development stage company)

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Issuance of common stock at $0.001 per share to founders in exchange for in-process technology in August 2000	—	$—	3,200,000	$3	$—	$—	$—	$3
Issuance of common stock for cash under restricted stock agreements in August 2000	—	—	550,000	1	—	—	—	1
Issuance of Series A convertible preferred stock for cash at $1.00 per share, net of issuance costs of $50 in August and October 2000	3,515,000	3,465	—	—	—	—	—	—
Issuance of common stock for cash upon exercise of stock options with an exercise price of $0.10 per share in December 2000	—	—	700,000	1	69	—	—	70
Net loss	—	—	—	—	—	—	(902)	(902)

Balances at December 31, 2000	3,515,000	3,465	4,450,000	5	69	—	(902)	(828)

Issuance of Series A convertible preferred stock for cash at $1.00 per share, net of issuance costs of $6 in March 2001	440,000	434	—	—	—	—	—	—
Issuance of warrant to purchase Series A convertible preferred stock in March 2001	—	22	—	—	—	—	—	—
Issuance of common stock for cash upon exercise of stock options with an exercise price of $0.10 per share in March, June and July 2001	—	—	121,500	—	12	—	—	12
Issuance of Series B convertible preferred stock for cash at $1.50 per share, net of issuance costs of $71 in July and August 2001	5,932,266	8,827	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(3,766)	(3,766)

Balances at December 31, 2001	9,887,266	$12,748	4,571,500	$5	$81	$—	$(4,668)	$(4,582)

The accompanying notes are an integral part of these financial statements.

EMPHASYS MEDICAL, INC.

(a development stage company)

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2001	9,887,266	$12,748	4,571,500	$5	$81	$—	$(4,668)	$(4,582)

Issuance of common stock for cash upon exercise of stock options with exercise prices of $0.10 and $0.15 per share in February, March and June 2002	—	—	378,437	—	57	—	—	57
Issuance of Series B convertible preferred stock in March 2002 for cash at $2.75 per share, net of issuance costs of $11	363,636	989	—	—	—	—	—	—
Issuance of common stock for cash under restricted stock agreement at $0.28 per share in June 2002	—	—	4,200	—	1	—	—	1
Issuance of common stock at $0.28 per share in exchange for patent in July 2002	—	—	100,000	—	28	—	—	28
Non-employee stock-based compensation	—	—	—	—	18	—	—	18
Net loss	—	—	—	—	—	—	(6,267)	(6,267)

Balances at December 31, 2002	10,250,902	13,737	5,054,137	5	185	—	(10,935)	(10,745)

Issuance of common stock for cash upon exercise of stock options with exercise prices of $0.10, $0.15 and $0.28 per share in March, May and October 2003	—	—	279,000	—	14	—	—	14
Issuance of Series C convertible preferred stock in January and February 2003, for cash at $1.50 per share, net of issuance costs of $56	10,046,664	15,014	—	—	—	—	—	—
Repurchase of unvested stock options	—	—	(16,750)	—	(2)	—	—	(2)
Non-employee stock-based compensation	—	—	—	—	(6)	—	—	(6)
Net loss	—	—	—	—	—	—	(7,102)	(7,102)

Balances at December 31, 2003	20,297,566	$28,751	5,316,387	$5	$191	$—	$(18,037)	$(17,841)

The accompanying notes are an integral part of these financial statements.

EMPHASYS MEDICAL, INC.

(a development stage company)

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2003	20,297,566	$28,751	5,316,387	$5	$191	$—	$(18,037)	$(17,841)

Issuance of common stock upon exercise of stock options for cash with exercise prices of $0.10 and $0.15 per share in April and September 2004	—	—	51,365	—	8	—	—	8
Vesting of shares exercised in prior periods	—	—	—	—	14	—	—	14
Issuance of Series D convertible preferred stock in June 2004 for cash at $1.91 per share, net of issuance costs of $100	14,395,337	27,395	—	—	—	—	—	—
Repurchase of unvested stock options	—	—	(92,500)	—	(14)	—	—	(14)
Non-employee stock-based compensation	—	—	—	—	19	—	—	19
Net loss	—	—	—	—	—	—	(11,348)	(11,348)

Balances at December 31, 2004	34,692,903	56,146	5,275,252	5	218	—	(29,385)	(29,162)

Issuance of common stock upon exercise of stock options for cash with exercise prices of $0.10, $0.15 and $0.20 per share in January, February, April, June, July and December 2005	—	—	190,774	—	15	—	—	15
Vesting of shares exercised in prior periods	—	—	—	—	8	—	—	8
Reclassification of convertible preferred stock warrant upon adoption of FSP No. 150-5	—	(22)	—	—	—	—	—	—
Non-employee stock-based compensation	—	—	—	—	10	—	—	10
Net loss	—	—	—	—	—	—	(17,715)	(17,715)

Balances at December 31, 2005	34,692,903	$56,124	5,466,026	$5	$251	$—	$(47,100)	$(46,844)

The accompanying notes are an integral part of these financial statements.

EMPHASYS MEDICAL, INC.

(a development stage company)

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2005	34,692,903	$56,124	5,466,026	$5	$251	$—	$(47,100)	$(46,844)

Vesting of shares exercised in prior periods	—	—	—	—	14	—	—	14
Issuance of Series E convertible preferred stock in June 2006 for cash at $2.40 per share, net of issuance costs of $87	7,559,978	18,057	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options for cash with exercise prices of $0.10, $0.15, $0.20, and $0.28 per share in January, April, May, September, October and December 2006	—	—	179,352	1	27	—	—	28
Non-employee stock-based compensation	—	—	—	—	184	—	—	184
Employee share-based compensation expense recognized under SFAS No. 123R	—	—	—	—	21	—	—	21
Comprehensive loss
Change in unrealized gain (loss) on investments	—	—	—	—	—	2	—	2
Net loss	—	—	—	—	—	—	(12,673)	(12,673)

Total comprehensive loss	—	—	—	—	—	—	—	(12,671)

Balances at December 31, 2006	42,252,881	$74,181	5,645,378	$6	$497	$2	$(59,773)	$(59,268)

The accompanying notes are an integral part of these financial statements.

EMPHASYS MEDICAL, INC.

(a development stage company)

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2006	42,252,881	$74,181	5,645,378	$6	$497	$2	$(59,773)	$(59,268)

Vesting of shares exercised in prior periods (unaudited)	—	—	—	—	11	—	—	11
Issuance of common stock upon exercise of stock options for cash with exercise prices of $0.15, $0.20, $0.24 and $1.33 per share in May, June, August and September 2007 (unaudited)	—	—	407,900	—	38	—	—	38
Non-employee stock-based compensation (unaudited)	—	—	—	—	315	—	—	315
Employee share-based compensation expense recognized under SFAS No. 123R (unaudited)	—	—	—	—	229	—	—	229
Comprehensive loss
Change in unrealized gain (loss) on investments (unaudited)	—	—	—	—	—	2	—	2
Net loss (unaudited)	—	—	—	—	—	—	(8,419)	(8,419)

Total comprehensive loss (unaudited)	—	—	—	—	—	—	—	(8,417)

Balances at September 30, 2007 (unaudited)	42,252,881	$74,181	6,053,278	$6	$1,090	$4	$(68,192)	$(67,092)

The accompanying notes are an integral part of these financial statements.

EMPHASYS MEDICAL, INC.

(a development stage company)

STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,			Nine Months Ended September 30,		Cumulative Period from July 25, 2000 (Date of Inception) to September 30, 2007
	2004	2005	2006	2006	2007
				(unaudited)		(unaudited)
Cash flows from operating activities:
Net loss	$(11,348)	$(17,715)	$(12,673)	$(10,262)	$(8,419)	$(68,192)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	19	10	205	161	544	790
Common stock issued for in-process technology	—	—	—	—	—	3
Common stock issued for patent	—	—	—	—	—	28
Depreciation and amortization	302	320	293	224	177	1,794
Amortization of investment premiums and discounts	—	—	(11)	—	(249)	(260)
Cumulative effect of change in accounting principle	—	22	—	—	—	22
Non-cash interest expense related to warrant with note payable	—	—	—	—	11	33
Revaluation of warrants	—	6	3	4	265	274
Changes in assets and liabilities:
Accounts receivable	—	—	(94)	(55)	(251)	(345)
Inventory	—	(40)	(337)	5	(318)	(695)
Prepaid expenses and other current assets	(33)	(47)	(49)	80	(143)	(334)
Other assets	20	(20)	26	16	(55)	(192)
Accounts payable	490	(206)	(499)	(259)	477	482
Accrued liabilities	344	1,107	(302)	(565)	56	1,502
Deposit liability	—	—	21	60	49	70
Deferred rent	107	35	(20)	(14)	62	184

Net cash used in operating activities	(10,099)	(16,528)	(13,437)	(10,605)	(7,794)	(64,836)

Cash flows from investing activities:
Purchases of property and equipment	(589)	(222)	(101)	(84)	(1,172)	(3,331)
Purchases of investments	(20,938)	—	(8,100)	—	(8,675)	(48,891)
Sales and maturities of investments	4,990	11,982	8,956	8,956	13,551	45,667

Net cash provided by (used in) investing activities	(16,537)	11,760	755	8,872	3,704	(6,555)

Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock, net	27,395	—	18,057	18,056	—	74,181
Proceeds from issuance of common stock	7	34	31	13	253	512
Deferred initial public offering cost	—	—	—	—	(167)	(167)
Proceeds from notes payable	—	—	—	—	4,000	4,464
Cash payments for debt issuance costs	—	—	—	—	(11)	(11)
Principal repayments on notes payable	(54)	(44)	(27)	(27)	—	(464)
Repurchase of common stock	(14)	—	—	—	—	(16)

Net cash provided by (used in) financing activities	27,334	(10)	18,061	18,042	4,075	78,499

Net increase (decrease) in cash and cash equivalents	698	(4,778)	5,379	16,309	(15)	7,108

Cash and cash equivalents, beginning of period	5,824	6,522	1,744	1,744	7,123	—

Cash and cash equivalents, end of period	$6,522	$1,744	$7,123	$18,053	$7,108	$7,108

Supplemental disclosure of cash flow information
Interest paid	$5	$6	$1	$1	$46	$91

Supplemental disclosure of non-cash investing and financing activities
Warrants issued in connection with notes payable	—	—	—	—	675	697
Vesting of early exercised stock options	14	8	14	11	11	43

The accompanying notes are an integral part of these financial statements.

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1—FORMATION AND BUSINESS OF THE COMPANY:

Emphasys Medical, Inc. (a company in the development stage, referred to hereafter as the “Company”) was incorporated in the state of Delaware on July 25, 2000 to develop and commercialize therapeutic devices for the treatment of patients with emphysema and other debilitating breathing disorders. Since its inception, the Company has been primarily engaged in the development of its product technology, designing and implementing a clinical trial, raising capital and recruiting personnel.

The Company has incurred net operating losses each year since inception. At September 30, 2007, the Company had an accumulated deficit of $68.2 million (unaudited) and has not generated positive cash flows from operations. The Company expects such losses to continue into the foreseeable future as it continues to develop and commercialize its technologies. The Company may need to obtain additional financing and there can be no assurance that the Company will be successful in obtaining additional financing on favorable terms, or at all. Failure to manage discretionary expenditures or raise additional financing, as required, may adversely impact the Company’s ability to achieve its intended business objectives.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Unaudited Interim Financial Information

The accompanying balance sheet as of September 30, 2007, the statements of operations and of cash flows for the nine months ended September 30, 2006 and 2007 and for the period from July 25, 2000 (date of inception) to September 30, 2007, and the statement of convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the Company’s financial position as of September 30, 2007 and results of operations and cash flows for the nine months ended September 30, 2006 and 2007 and for the period from inception to September 30, 2007. The financial data and other information disclosed in these notes to the financial statements related to the nine-month periods are unaudited. The results of the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any future year.

Unaudited Pro Forma Balance Sheet

In August 2007, the Board of Directors authorized management to file a registration statement with the Securities & Exchange Commission for the Company to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the Company’s convertible preferred stock outstanding at the time of the offering will automatically convert into shares of common stock and warrants for convertible preferred stock will become warrants for common stock. The accompanying pro forma balance sheet reflects the assumed conversion of the convertible preferred stock and the reclassification of the preferred stock warrant liability to equity. The unaudited pro forma balance sheet does not assume any proceeds from the proposed initial public offering.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, prepaid expenses and other current assets, accounts payable and accrued liabilities approximate fair value due to their short maturities. The carrying amount of the preferred stock warrant liability represents its fair value (See Note 7).

Cash and Cash Equivalents and Short-Term Investments

The Company invests its available cash balances in bank deposits, money market funds, U.S. government securities and other investment grade debt securities that have strong credit ratings. The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Management determines the appropriate classification of securities at the time of purchase. To date, all marketable securities have been classified as available-for-sale, and are carried at fair value as determined based on quoted market prices with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) in stockholders’ deficit. The Company views its available-for-sale portfolio as available for use in current operations. Accordingly, the Company has classified all investments as short-term. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income.

Revenue Recognition

The Company sells its product primarily through independent distributors in international markets where it currently has regulatory approval. The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition. SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) title has transferred; (3) the price is fixed or determinable; and (4) collectibility is reasonably assured. Revenue from the sale of the Company’s product through independent distributors in international markets is recognized when the product has been sold by the independent international distributor to the end-user due to the distributor’s implicit right of return and the Company’s lack of sales return history and the resultant inability to reliably estimate returns. The Company as a development stage company during the early stage of commercialization with a novel product, has accepted return requests and issued credits or provided replacement product to distributors. The Company records revenue and accounts receivable upon confirmation that the product has been sold to end-users and records a deposit liability when payment from a distributor is received in advance of revenue recognition.

Inventories and Cost of Goods Sold

Inventories are recorded at the lower of cost or market on a first-in, first-out basis. The Company periodically assesses the recoverability of all inventories to determine whether adjustments for impairment are required. The Company evaluates the remaining shelf life and related commercial mix of finished goods and other general obsolescence and impairment criteria in assessing the recoverability of the Company’s inventory.

The Company recognizes the cost of inventory transferred to distributors in cost of goods sold when shipments are made to the international distributors. Once the product is shipped to the distributor, the inventory

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

is no longer within the control of the Company and the inventory no longer has any probable future economic benefit to the Company unless and until the inventory is sold through by the distributor to the end customer. As the Company is unable to reasonably estimate the amount of product that will ultimately be sold through to the end user, the full amount of the cost of the inventory transferred to the distributor has been impaired and therefore written off as the Company cannot assert that there is probable future economic benefit which the Company controls.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are deposited in demand and money market accounts at two financial institutions in the United States. At times, such deposits may be in excess of insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company’s accounts receivable are primarily derived from revenue earned from sales to the Company’s international distributors and from compassionate use cases at various hospitals in the United States. For the year ended December 31, 2005, Distributor A accounted for 37% of the Company’s net revenue. At December 31, 2006, Distributor A accounted for 20% of the Company’s accounts receivable and 61% of the Company’s net revenue for the year then ended. For the nine months ended September 30, 2006, Distributor A accounted for 49% (unaudited), Distributor B accounted for 20% (unaudited) and Distributor D accounted for 13% (unaudited) of the Company’s net revenue. At September 30, 2007, Distributor B accounted for 45% (unaudited) and Distributor C accounted for 12% (unaudited) of the Company’s accounts receivable and Distributor A accounted for 30% (unaudited), Distributor B accounted for 24% (unaudited), and Distributor C accounted for 10% (unaudited) of the Company’s net revenue for the nine-month period then ended. At December 31, 2006 balances with four individual hospitals accounted for 22%, 17%, 13% and 11%, respectively, of the Company’s accounts receivable. At September 30, 2007 balances with two individual hospitals accounted for 11% (unaudited) and 10% (unaudited), respectively, of the Company’s accounts receivable.

The Company is subject to risks common to companies in the medical device industry including, but not limited to, new technological innovations, dependence upon third-party payors to provide adequate coverage and reimbursement, dependence on key personnel, dependence on key suppliers, protection of proprietary technology, product liability and compliance with government regulations. There can be no assurance that the Company’s products or services will be accepted in the marketplace. Nor can there be any assurance that any future products or services can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products or services will be successfully marketed, if at all. These factors could have a material adverse effect on the Company’s future financial results, financial position and cash flows.

Existing or future products or services developed by the Company may require approvals or clearances from the U.S. Food and Drug Administration or other international regulatory agencies prior to commercial sales. If the Company were denied or delayed in receiving such approvals or clearances, it may have a materially adverse impact on the Company.

The medical device industry is characterized by frequent and extensive litigation and administrative proceedings over patent and over intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often difficult to predict, and the outcome may be uncertain until the court has entered final judgment and all appeals are exhausted. The Company’s competitors may assert that its products or the use of the Company’s products are covered by United States or foreign patents held by them.

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Property and Equipment

Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives, generally three to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining lease term. Upon sale or retirement of assets, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in operations. Costs associated with maintenance and repairs are charged to operations as incurred.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value or discounted estimates of future cash flows. The Company has not identified any such impairment losses to date.

Research and Development

Research and development expenses consist of costs incurred to further the Company’s research and development activities and include salaries and related employee benefits, costs associated with clinical trials, nonclinical activities, regulatory activities, research-related overhead expenses and fees paid to external service providers and contract research organizations which conduct certain research and development activities on behalf of the Company. Costs incurred in the research and development of products are charged to research and development expense as incurred.

Revenue Recognition

The Company sells its product through independent distributors in international markets where it currently has regulatory approval. The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition. SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) title has transferred; (3) the price is fixed or determinable; and (4) collectibility is reasonably assured. Revenue from the sale of the Company’s product through independent distributors in international markets is recognized when the product has been transferred from the independent international distributor to the end-user due to the distributor’s right of return and the Company’s lack of sales return history. The Company recognizes the cost of goods sold when shipments are made to the international distributors.

Income Taxes

The Company accounts for income taxes using the liability method whereby deferred tax asset and liability accounts are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets when management estimates, based on available objective evidence, that it is more likely than not that the benefit will not be realized for the deferred tax assets.

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and related interpretations, and followed the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price. Employee stock-based compensation determined under APB No. 25 is recognized over the option vesting period. The Company has one stock-based employee compensation plan, which is described more fully in Note 9. As all options have been granted with exercise prices equal to the deemed fair value of the shares at the grant date, no stock-based employee compensation cost was recognized under the plan under APB No. 25.

Effective January 1, 2006, the Company adopted the fair value provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS No. 123R”), which supersedes its previous accounting under APB No. 25. SFAS No. 123R requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company adopted SFAS No. 123R using the prospective transition method, which requires that for nonpublic entities that used the minimum value method for either pro forma or financial statement recognition purposes, SFAS No. 123R shall be applied to option grants after the required effective date. All option grants valued after January 1, 2006 will be expensed on a straight-line basis over the vesting period.

The Company accounts for stock-based compensation arrangements with non-employees in accordance with the Emerging Issues Task Force (“EITF”) Abstract No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services, which require that such equity instruments are recorded at their fair value. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest.

Comprehensive Income (Loss)

Comprehensive income (loss) generally represents all changes in stockholders’ equity (deficit) except those resulting from investments from and distributions to stockholders. The Company’s unrealized gains (losses) on short-term investments represent the only component of other comprehensive loss that are excluded from the reported net loss for all periods presented.

Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding for the period less the weighted average unvested common shares subject to right of repurchase and without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss by the weighted average number of common share equivalents outstanding for the period less the weighted average unvested common shares subject to right of repurchase and dilutive common stock equivalents for the period determined using the treasury stock method. For purposes of this calculation, convertible preferred stock, stock options to purchase common stock, unvested common shares subject to right of repurchase, and warrant to purchase convertible preferred stock are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share, as their effect is anti-dilutive. Such potentially dilutive shares are excluded when the effect would be to reduce a net loss per share.

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The unaudited pro forma basic and diluted net loss per share calculations for the year ended December 31, 2006 and the nine months ended September 30, 2007 (unaudited) assume the conversion of all outstanding shares of convertible preferred stock into common stock using the as-if converted method, as of January 1, 2006 or the original issuance date, if later, and the adjustment to eliminate expenses that were recorded for remeasurement of fair value for convertible preferred stock warrants.

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands, except per share data)
				(unaudited)
Historical
Numerator:
Net loss before cumulative effect of change in accounting principle	$(11,348)	$(17,693)	$(12,673)	$(10,262)	$(8,419)
Cumulative effect of change in accounting principle	—	(22)	—	—	—

Net loss	$(11,348)	$(17,715)	$(12,673)	$(10,262)	$(8,419)

Denominator for historical basis and diluted net loss per share:
Weighted average common shares outstanding	5,285	5,330	5,522	5,495	5,782
Weighted average unvested common shares subject to right of repurchase	(135)	(97)	(116)	(122)	(121)

Denominator for net loss per common share—basic and diluted	5,150	5,233	5,406	5,373	5,661

Net loss per share—basic and diluted:
Net loss before cumulative effect of change in accounting principle	$(2.20)	$(3.39)	$(2.34)	$(1.91)	$(1.49)
Cumulative effect of change in accounting principle	—	—	—	—	—

Net loss per share—basic and diluted	$(2.20)	$(3.39)	$(2.34)	$(1.91)	$(1.49)

Pro Forma (unaudited)
Numerator:
Net loss			$(12,673)		$(8,419)
Pro forma adjustment to reverse mark-to-market adjustments to the convertible preferred stock warrants			3		265

Numerator for pro forma net loss per share			$(12,670)		$(8,154)

Denominator:
Shares used above			5,406		5,661
Pro forma adjustments to reflect assumed weighted average effect of conversion of convertible preferred stock shares used to compute pro forma basic and diluted net loss per share			38,473		42,253

Denominator for pro forma basic and diluted net loss per share			43,879		47,914

Pro forma net loss per share—basic and diluted			$(0.29)		$(0.17)

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table sets forth potential shares of common stock that are not included in the calculation of diluted net loss per common share because including them would be anti-dilutive as of the end of each period presented (in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Convertible preferred stock	34,693	34,693	42,253	42,253	42,253
Stock options outstanding	4,707	4,730	4,844	4,812	6,207
Warrants to purchase convertible preferred stock (Note 7)	30	30	30	30	344
Unvested common stock subject to right of repurchase	108	155	91	95	228

	39,538	39,608	47,218	47,190	49,032

Segment Information

The Company currently operates as one business segment focusing on the development and commercialization of therapeutic devices for the treatment of patients with emphysema and other debilitating breathing disorders. The Company is managed and operated as one business. A single management team reports to the chief executive officer, who comprehensively manages the entire business. The Company does not operate any separate lines of business or separate business entities.

Preferred Stock Warrant Liability

Effective July 1, 2005, the Company adopted the provisions of Financial Accounting Standards Board Staff Position (“FSP”) No. 150-5, Issuer’s Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable (“FSP No. 150-5”), an interpretation of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Pursuant to FSP No. 150-5, freestanding warrants for shares that are either puttable or warrants for shares that are redeemable are classified as liabilities on the balance sheet at fair value. At the end of each reporting period, changes in fair value during the period are recorded as a component of other income or expense. Prior to July 1, 2005, the Company accounted for warrants for the purchase of preferred stock under EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF No. 00-19”).

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS No. 157 will have on its financial condition, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Options for Financial Assets and Financial Liabilities (“SFAS No. 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 159 on its financial statements.

In June 2007, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (“EITF No. 07-3”). EITF Issue No. 07-3 states that nonrefundable advance payments for future research and development activities should be deferred and recognized as an expense as the goods are delivered or the related services are performed. Entities should then continue to evaluate whether they expect the goods to be delivered or services to be rendered and, if an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF Issue No. 07-3 will be effective for the Company on January 1, 2008 and is to be applied prospectively for new contracts entered into on or after the effective date. The Company is currently evaluating the impact on its financial statements of adopting EITF Issue No. 07-3.

NOTE 3—CHANGE IN ACCOUNTING POLICY:

On June 29, 2005, the FASB issued Staff Position FSP 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP No. 150-5”). FSP No. 150-5 affirms that such warrants are subject to the requirements in SFAS No. 150, regardless of the timing of the redemption feature or the redemption price. Therefore, under SFAS No. 150, the freestanding warrants that are related to the Company’s convertible preferred stock are liabilities that should be recorded at fair value. The Company previously accounted for freestanding warrants for the purchase of convertible preferred stock under EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF No. 00-19”). During the year ended December 31, 2005, the Company reclassified the fair value of its warrant to purchase shares of its convertible preferred stock from equity to a liability and recorded a cumulative effect charge of approximately $22,000 for the change in accounting principle. The pro forma effect of the adoption of FSP No. 150-5 on the results of operations for fiscal 2004 and 2005, if applied retroactively and assuming FSP No. 150-5 had been adopted in these years, has not been disclosed, as these amounts would not be materially different from the reported amounts.

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 4—BALANCE SHEET COMPONENTS:

Short-Term Investments

As of December 31, 2005, December 31, 2006 and September 30, 2007 (unaudited) all of the Company’s investments are classified as available for sale. The fair value of short-term investments are as follows (in thousands):

As of December 31, 2005:

	Amortized Cost	Unrealized Gains	Estimated Fair Market Value
U.S. government agency securities	$4,968	$—	$4,968
U.S. corporate securities	3,988	—	3,988

Total	$8,956	$—	$8,956

As of December 31, 2006:

	Amortized Cost	Unrealized Gains	Estimated Fair Market Value
U.S. corporate securities	$8,112	$2	$8,114

As of September 30, 2007 (unaudited):

	Amortized Cost	Unrealized Gains	Estimated Fair Market Value
U.S. corporate securities	$3,485	$4	$3,489

As of December 31, 2005 and 2006 and September 30, 2007 (unaudited), all securities mature within one year. Realized gains and losses to date have not been material.

Inventories (in thousands)

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
Raw materials	$—	$223	$247
Work in progress	—	33	40
Finished goods	40	121	408

	$40	$377	$695

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Property and equipment, net (in thousands)

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
Furniture and fixtures	$56	$66	$90
Machinery and support equipment	1,024	1,011	1,059
Computer and office equipment	323	337	389
Leasehold improvements	247	251	251
Construction in progress	—	—	1,048

	1,650	1,665	2,837
Less: Accumulated depreciation and amortization	(916)	(1,123)	(1,300)

Property and equipment, net	$734	$542	$1,537

Depreciation and amortization expenses for the years ended December 31, 2004, 2005 and 2006 and cumulatively for the period from July 25, 2000 (date of inception) to December 31, 2006 was $302,000, $320,000, $293,000 and $1,617,000, respectively. Depreciation and amortization expense for the nine months ended September 30, 2006 and 2007 was $224,000 and $177,000 (unaudited), respectively.

Accrued liabilities (in thousands)

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
Accrued employee payroll and vacation	$208	$259	$302
Accrued clinical research and professional fees	1,435	1,097	1,209
Other	105	90	87

	$1,748	$1,446	$1,598

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 5—COMMITMENTS:

Operating Lease

The Company rents its office facilities and other office equipment under operating leases which expire at various dates through April 2012. In April 2007, the Company amended its office facility agreement, which provides for an expansion and extension of the previous lease agreement. At December 31, 2006, the minimum payments under the Company’s leases, including the impact of the revised office facilities lease agreement are as follows (in thousands):

Years Ended December 31,	Operating Leases
2007	$251
2008	522
2009	552
2010	687
2011	759
2012 and thereafter	222

Total	$2,993

The lease agreement for the office facilities provides for rent holidays for the first year upon the signing of the lease agreement and scheduled annual rent increase over the lease term. The Company recognizes rent expense on a straight-line basis over the term of the lease, taking into account the rent holidays and the scheduled rent increases. The difference between rent payable and the rent expense on a straight-line basis is recorded as deferred rent and is amortized over the term of the lease. The Company is also responsible for maintenance costs and property taxes on this lease.

Rent expense for the years ended December 31, 2004, 2005 and 2006 and cumulatively, for the period from July 25, 2000 (date of inception) to December 31, 2006 was $298,000, $288,000, $340,000 and $1,642,000, respectively. Rent expense for the nine months ended September 30, 2006 and 2007 (unaudited) was $211,000 and $353,000, respectively.

License Agreement

In July 2000, the Company entered into a license assignment agreement with two medical companies for certain patent rights and technology to be used in research and development. Under the terms of the assignment, the Company made three payments totaling $285,000. All payments were immediately expensed due to the early stage of development and the uncertainty as to the feasibility of the technology.

NOTE 6—NOTE PAYABLE:

In March 2001, the Company entered into a financing agreement with a financial institution that allowed the Company to borrow up to $750,000. The Company drew down a total of $464,000 over the term of the agreement and subsequent amendments. All borrowings bore interest at the prime rate plus 0.75% and were collateralized by all of the Company’s assets. As of December 31, 2006, all principal and interest payments have been fully paid and the agreement and subsequent amendments have expired. In connection with this financing agreement, the Company issued a warrant to purchase Series A convertible preferred stock. The Company estimated the fair value of the warrant to be $22,000 using the Black-Scholes option pricing model. The fair value was capitalized and amortized to interest expense over the life of the financing line.

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

In September 2007, the Company entered into a $15.0 million loan commitment agreement with a non-bank lender. The loan commitment includes an initial $4.0 million to be drawn in September 2007 in order for the remaining amounts to become available. If the initial $4.0 million is fully drawn, the loan commitment provides for $11.0 million to be available for drawdown until October 31, 2007, $8.0 million to be available for drawdown until November 30, 2007 and $5.0 million to be available for drawdown until January 31, 2008. Repayment of each loan drawdown begins with a six-month interest-only period followed by a 30-month repayment of principal and interest. Each loan drawdown bears interest at a rate of 4.25% above the prime rate; however, the interest rate shall not be less than 12.25% or more than 12.75% per annum. The loan amounts are collateralized by a security interest in all of the Company’s assets, including, under certain circumstances, intellectual property. The loan includes customary covenants including those that require prior written consent of the lender before the Company can incur or prepay any indebtedness, create or permit to exist any lien on any of their property or sell or transfer any material portion of their assets. The Company drew down the initial draw of $4.0 million under the loan agreement at the end of September 2007.

In connection with the execution of the agreement, the Company issued warrants to purchase Series E convertible preferred stock with an aggregate exercise price of $825,000, plus 4.5% of the total principal amount of all loans drawn under the agreement. The warrants have an exercise price equal to (a) $2.40 per share, if either (i) a change in control occurs prior to the Company’s next round of equity financing or an initial public offering, or (ii) neither a next round of equity financing nor an initial public offering occurs by March 31, 2008; or (b) the lesser of (i) $3.60 per share or (ii) the average of $2.40 and the price per share in the next round of equity financing or an initial public offering, to the extent such financing or offering occurs prior to March 31, 2008.

The fair value of the warrant related to the execution of the agreement was estimated at an aggregate of $518,000 using the Black-Scholes valuation model with the following assumptions: estimated rights to purchase 257,813 shares at $3.20 per share, risk-free interest rate of 4.29%, expected life of 7 years, dividend yield of 0%, and volatility of 75%. The Company determined the exercise price and warrant share purchase rights by calculating an estimated exercise price under the provision of the agreement using a probability-weighted scenario approach taking into account a range of possible future outcomes. The Company estimated three IPO scenarios based on various timelines and valuations. The fair value of the warrants was recorded as a liability and debt issuance costs and is being amortized to interest expense using the straight-line method over the note term. A total of $10,800 was amortized to interest expense during the nine months ended September 30, 2007.

The fair value of the warrants related to the $4.0 million draw at the end of September was estimated at an aggregate of $157,000 using the Black-Scholes valuation model with the following assumptions: estimated rights to purchase 56,250 shares at $3.20 per share, risk-free interest rate of 4.37%, expected life of 7 years, dividend yield of 0%, and volatility of 75%. The Company determined the exercise price and warrant share purchase rights by calculating an estimated exercise price under the provision of the agreement using a probability-weighted scenario approach taking into account a range of possible future outcomes. The Company estimated three IPO scenarios based on various timelines and valuations. The fair value of the warrant was recorded as a discount to the note and is being amortized to interest expense using the effective interest rate method over the note term.

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Aggregate annual payments due on the loans as of September 30, 2007 are as follows (in thousands):

Years Ending December 31,
2007	$123
2008	1,508
2009	1,847
2010	1,385

4,863
Less: Amount representing interest	(863)

4,000
Less: Unamortized discount	(156)

3,844
Less: Current portion	(720)

Long-term portion	$3,124

NOTE 7—CONVERTIBLE PREFERRED STOCK WARRANT LIABILITY:

Series A Convertible Preferred Stock Warrant

In March 2001, the Company issued a warrant to purchase 30,000 shares of Series A convertible preferred stock at an exercise price of $1.00 per share in connection with an equipment financing line. The warrant is exercisable immediately and expires in March 2008; provided, however, that effective upon the completion of an initial public offering of the sale of the Company’s common stock, the expiration date of the warrant will be extended until the third anniversary of the effective date of the Company’s registration statement filed in connection with the initial public offering. The value of the warrant at the date of issuance was determined to be $22,000 using the Black-Scholes option pricing model with the following assumptions at the time of issuance: risk-free interest rate of 4.94%, expected life of 7 years, dividend yield of 0%, and volatility of 75%. Effective July 1, 2005, the Company adopted the provisions of Financial Accounting Standards Board Staff Position (“FSP”) No. 150-5, Issuer’s Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable (“FSP No. 150-5”), an interpretation of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The value of the warrant at the date of change in accounting principle was determined to be $44,000 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.65%, expected life of 2.75 years, dividend yield of 0%, and volatility of 75%.

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Company uses the Black-Scholes option pricing model to value the convertible preferred stock warrant at each reporting period that the warrant remains outstanding. For the years ended December 31, 2005 and December 31, 2006, the Company recorded $6,000 and $3,000, respectively, reflected as an additional expense for the increase in fair value of the convertible preferred stock warrant. For the nine-month periods ended September 30, 2006 and 2007 (unaudited), the Company recorded an additional expense of $4,000 and $32,000, respectively, to reflect the change in the fair value during those periods. The fair value of the warrant was determined using the Black-Scholes valuation method using the following assumptions:

	December 31,		September 30, 2007
	2005	2006
			(unaudited)

Risk-free interest rate	4.40%	4.90%	4.09%
Remaining contractual life	2.25 years	1.25 years	0.5 years
Dividend yield	0%	0%	0%
Expected volatility	75%	75%	75%
Fair value of preferred stock	$2.24	$2.40	$3.80

Series E Convertible Preferred Stock Warrant

In September 2007, the Company issued warrants to purchase convertible preferred Series E stock with an aggregate exercise price of $825,000, plus 4.5% of the total principal amount of all loans drawn under the loan commitment agreement. The warrants have an exercise price equal to (a) $2.40 per share, if either (i) a change in control occurs prior to the Company’s next round of equity financing or an initial public offering, or (ii) neither a next round of equity financing nor an initial public offering occurs by March 31, 2008; or (b) the lesser of (i) $3.60 per share or (ii) the average of $2.40 and the price per share in the next round of equity financing or an initial public offering, to the extent such financing or offering occurs prior to March 31, 2008. As of September 30, 2007 the Company had issued warrants under the debt agreement with rights to purchase an aggregate estimated 314,063 shares at $3.20 per share. The warrants expire seven years from the commitment or in the event of liquidation, including the completion of an initial public offering, the warrants, if not exercised, will be converted into warrants to purchase common stock. The Company used the Black-Scholes option pricing model to value the convertible preferred stock warrant at each reporting period. For the nine month period ended September 30, 2007 (unaudited), the Company recorded an expense of $233,000 to reflect the change in the fair value during that period. The fair value of the warrants was determined using the Black-Scholes valuation method using the following assumptions:

September 30, 2007

(unaudited)

Risk-free interest rate	4.37%
Remaining contractual life	7 years
Dividend yield	0%
Expected volatility	75%
Fair value of preferred stock	$3.80

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 8—CONVERTIBLE PREFERRED STOCK:

Under the Company’s Amended and Restated Certificate of Incorporation, the Company is authorized to issue 43,022,903 shares of convertible preferred stock.

As of December 31, 2005, preferred stock consists of the following (in thousands, except share and per share data):

	Number of Shares Authorized	Number of Shares Issued and Outstanding	Carrying Value	Liquidation Preference per Share
Series A	3,985,000	3,955,000	$3,899	$1.00
Series B	6,295,902	6,295,902	9,816	$1.50
Series C	10,046,664	10,046,664	15,014	$1.50
Series D	15,000,000	14,395,337	27,395	$1.91

	35,327,566	34,692,903	$56,124

As of December 31, 2006 and September 30, 2007 (unaudited), preferred stock consists of the following (in thousands, except share and per share data):

	Number of Shares Authorized	Number of Shares Issued and Outstanding	Carrying Value	Liquidation Preference per Share
Series A	3,985,000	3,955,000	$3,899	$1.00
Series B	6,295,902	6,295,902	9,816	$1.50
Series C	10,046,664	10,046,664	15,014	$1.50
Series D	14,395,337	14,395,337	27,395	$1.91
Series E	8,300,000	7,559,978	18,057	$2.40

	43,022,903	42,252,881	$74,181

Dividends

The holders of Series A, Series B, Series C, Series D and Series E convertible preferred stock are entitled to receive dividends, out of any assets legally available, prior and in preference to any declaration or payment of any dividend on the common stock of the Company, at a rate of $0.08, $0.12, $0.12, $0.1528 and $0.192, respectively, per share per year (as adjusted for stock splits, stock dividends, reclassifications and the like) payable when, as and if declared by the Board of Directors. Such dividends shall not be cumulative and no dividends have been declared to date.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, including a merger, reorganization, or sale of all or substantially all of the assets of the Company, the holders of the Series E convertible preferred stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A, Series B, Series C and Series D convertible preferred stock (“Junior Preferred Stock”) and common stock an amount per share equal to the greater of

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

$2.40 per share (as adjusted for stock splits, stock dividends, reclassification and the like) plus any declared and unpaid dividends or the amount such holder would be entitled to receive upon liquidation, dissolution or winding up had their shares of Series E convertible preferred stock been converted into common stock immediately prior to such event. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series E convertible preferred stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series E convertible preferred stock. After payment to the holders of the Series E convertible preferred stock, the holders of the Junior Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holders of common stock an amount per share equal to the greater of $1.00, $1.50, $1.50 and $1.91 per share for the holders of the Series A, Series B, Series C and Series D convertible preferred stock, respectively, (as adjusted for stock splits, stock dividends, reclassification and the like) plus any declared and unpaid dividends or the amount such holder would be entitled to receive upon liquidation, dissolution or winding up had their shares of Junior Preferred Stock been converted into common stock immediately prior to such event. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Junior Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Junior Preferred Stock in proportion to the aggregate preferential amount each holder is otherwise entitled to receive. After liquidation preferences to Series A, Series B, Series C, Series D and Series E convertible preferred stockholders have been paid, the remaining assets of the Company shall be distributed among the holders of common stock.

A liquidation, dissolution or winding up of the Company shall be deemed to occur if the Company shall sell, license, convey, or otherwise dispose of substantially all of its property or business or merge with or into or consolidate with any other company or effect any other transaction or series of related transactions in which 50% of the voting power of the Company is disposed of; provided that a liquidation event shall not apply to (A) a merger effected exclusively for the purpose of changing the domicile of the Company, or (B) if the holder or holders of (1) a majority of the voting power of each of the outstanding Series A convertible preferred stock acting together as a single class, Series B convertible preferred stock acting together as a single class, Series C convertible preferred stock acting together as a single class and Series D convertible preferred stock acting together as a single class and (2) two-thirds (2/3) of the voting power of Series E convertible preferred stock acting together as a single class, by written waiver elect not to treat any event indicated above as a liquidation event and such waiver shall be binding on all holders of preferred stock.

Voting

The holder of each share of convertible preferred stock is entitled to voting rights equal to the number of shares of common stock into which each preferred stock could be converted at the record date for a vote or consent of stockholders, except as otherwise required by law, and has voting rights and powers equal to the voting rights and powers of the shares of common stock. The holders of Series A convertible preferred stock, voting separately as a class shall be entitled to elect two members of the Board of Directors. The holders of Series B, Series C, Series D and Series E convertible preferred stock, voting separately as a class, and the holders of common stock, voting separately as a class, shall each be entitled to elect one member of the Board of Directors. Any other Board of Directors shall be nominated and elected by the holders of Series A, Series B, Series C, Series D and Series E convertible preferred stock and common stock voting together as a single class.

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Conversion

Each share of the convertible preferred stock, at the option of the holder, is convertible into the number of fully paid and nonassessable shares of common stock which results from dividing the conversion price per share in effect for the shares of such series of preferred stock at the time of conversion into the original issue price per share of such series of preferred stock. The initial conversion price per share of Series A, Series B, Series C, Series D and Series E convertible preferred stock shall be the original issue price. The initial conversion price of Series A, Series B, Series C, Series D and Series E convertible preferred stock is subject to adjustment from time to time, as described in the Company’s Amended and Restated Certificate of Incorporation.

Conversion is automatic for the holders of Series A, Series B, Series C, Series D and Series E convertible preferred stock at the then effective conversion rate immediately upon the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement under the Securities Act of 1933 which results in aggregate cash proceeds to the Company of at least $30,000,000 (net of underwriting discounts and commissions).

NOTE 9—COMMON STOCK:

The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 60,000,000 shares of $0.001 par value common stock. A portion of the outstanding common stock shares were sold under restricted stock agreements and are subject to a right of repurchase by the Company at the original exercise price, subject to vesting, which is generally over a four-year period. As of December 31, 2005 and 2006 and September 30, 2007 (unaudited), there were no shares of common stock subject to the Company’s right of repurchase under these restricted stock agreements.

Stock Issued in Exchange for in-Process Research and Development

In August 2000, the founders exchanged certain in-process proprietary technology for 3,200,000 shares of the Company’s common stock valued at $0.001 per share. Based on the early stage of development and the uncertainty as to the feasibility of the technology, the above acquisition cost was expensed immediately.

Stock Issued in Exchange for Patent

In July 2002, the Company exchanged 100,000 shares of its common stock, valued at $0.28 per share for a patent. Based on the early stage of development and the uncertainty as to the feasibility of the Company’s technology, the above acquisition cost was expensed immediately.

NOTE 10—STOCK OPTION PLAN:

In 2000, the stockholders of the Company approved the 2000 Stock Plan (the “Plan”) providing for the granting of options and stock purchase rights to purchase shares of the Company’s common stock to the Company’s officers, directors and employees and also to consultants. The exercise price of incentive options shall not be less than 100% of the fair market value of the common stock on the date of grant. The exercise price of a nonqualified option shall not be less than 85% of the fair market value on the date of grant.

The terms of options granted under the Plan generally may not exceed ten years. The term of all incentive stock options granted to an optionee who, at the time of grant, owns stock representing more than 10% of the voting power of all classes of stock of the Company or a parent or subsidiary of the Company (a “Ten Percent Stockholder”), may not exceed five years. The exercise price of any incentive stock option granted to a Ten

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Percent Stockholder must equal at least 110% of the fair market value of the common shares on the date of grant. Generally, options granted under the Plan are immediately exercisable and vest ratably over four years.

Activity under the Plan is as follows:

		Outstanding Options
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price Per Share
Shares reserved for Plan at inception	1,050,000
Options granted	(857,000)	857,000	$0.10
Options exercised	—	(700,000)	0.10

Balances, December 31, 2000	193,000	157,000	0.10

Additional shares reserved	1,600,000
Options granted	(705,800)	705,800	0.14
Options exercised	—	(121,500)	0.10
Options cancelled	59,300	(59,300)	0.10

Balances, December 31, 2001	1,146,500	682,000	0.14

Options granted	(605,200)	605,200	0.24
Common stock issued under the Plan	(4,200)	—	—
Options exercised	—	(378,437)	0.15
Options cancelled	220,800	(220,800)	0.16

Balances, December 31, 2002	757,900	687,963	0.22

Additional shares reserved	1,850,000	—	—
Options granted	(1,870,250)	1,870,250	0.15
Options exercised	—	(279,000)	0.16
Options cancelled	108,542	(108,542)	0.21

Balances, December 31, 2003	846,192	2,170,671	0.17

Additional shares reserved	2,936,475	—	—
Options granted	(2,871,900)	2,871,900	0.19
Options exercised	—	(51,365)	0.14
Options cancelled	283,714	(283,714)	0.16

Balances, December 31, 2004	1,194,481	4,707,492	0.18

Options granted	(268,000)	268,000	0.20
Options exercised	—	(190,774)	0.18
Options cancelled	54,239	(54,239)	0.17

Balances, December 31, 2005	980,720	4,730,479	0.19

Additional shares reserved	1,500,000	—	—
Options granted	(329,500)	329,500	0.32
Options exercised	—	(179,352)	0.17
Options cancelled	36,197	(36,197)	0.18

Balances, December 31, 2006	2,187,417	4,844,430	0.20

Options granted (unaudited)	(1,800,100)	1,800,100	1.35
Options exercised (unaudited)	—	(407,900)	0.62
Options cancelled (unaudited)	29,375	(29,375)	0.19

Balances, September 30, 2007 (unaudited)	416,692	6,207,255	$0.50

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The options outstanding and vested by exercise price at December 31, 2006 are as follows:

Options Outstanding and Exercisable at December 31, 2006			Options Vested at December 31, 2006
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Number Vested	Weighted Average Exercise Price
$0.10	43,200	4.15	43,200	$0.10
0.15	1,665,175	6.28	1,494,347	0.15
0.20	2,584,055	7.88	1,321,531	0.20
0.24	66,000	9.43	—	0.24
0.28	321,000	5.60	291,000	0.28
0.43	165,000	9.86	625	0.43

	4,844,430	7.24	3,150,703	$0.18

The options outstanding and vested by exercise price at September 30, 2007 (unaudited) are as follows:

Options Outstanding and Exercisable at September 30, 2007			Options Vested at September 30, 2007
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Number Vested	Weighted Average Exercise Price
$0.10	43,200	3.40	43,200	$0.10
0.15	1,547,150	5.53	1,517,350	0.15
0.20	2,453,305	7.14	1,713,006	0.20
0.24	33,000	8.68	—	0.24
0.28	321,000	4.85	321,000	0.28
0.43	173,500	9.12	6,250	0.43
1.33	1,560,950	9.82	32,946	1.33
1.96	75,150	9.95	1,232	1.96

	6,207,255	7.37	3,634,984	$0.20

At December 31, 2005, there were 4,730,479 options outstanding and exercisable and 2,209,506 options vested at a weighted average exercise price of $0.18 per share.

Early Exercise of Employee Stock Options

Stock options granted under the Company’s stock option plan provide employee option holders the right to elect to exercise unvested options in exchange for restricted common stock. Unvested shares, which amounted to 154,585 and 91,127 at December 31, 2005 and 2006, respectively, and 228,277 (unaudited) at September 30, 2007, are subject to a repurchase right held by the Company at the original issuance price upon termination of the holder’s status as an employee or consultant. For exercises of employee options, this right usually lapses 25% on the first anniversary of the vesting start date and in 36 equal monthly amounts thereafter. These repurchase terms are considered to be a forfeiture provision and do not result in variable accounting. In accordance with EITF No. 00-23, Issues Related to the Accounting for Stock Compensation under APB No. 25 and FASB Interpretation No. 44, the cash received from employees for the exercise of unvested options is treated as a refundable deposit shown as a liability in the Company’s financial statements. As of December 31, 2005 and 2006, and September 30, 2007, cash received for early exercise of options totaled $28,000, $18,000 and $221,000 (unaudited), respectively.

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation Associated with Awards to Employees

On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R. The Company adopted SFAS No. 123R using the prospective transition method. Under this transition method, beginning January 1, 2006, compensation cost recognized includes: (a) compensation cost for all stock-based awards granted prior to, but not yet vested as of December 31, 2005, based on the intrinsic value method in accordance with the provisions of APB No. 25 and (b) compensation cost for all stock-based payments granted or modified subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. Compensation cost for employee stock-based awards granted on or after January 1, 2006, the date the Company adopted SFAS No. 123R, is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R and will be recognized over the vesting period of the applicable award on a straight-line basis. Stock-based compensation associated with awards to employees for the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007 was $21,000, $9,000 and $229,000, respectively.

The Company uses the Black-Scholes pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using a pricing model is affected by the Company’s stock price, as well as by assumptions regarding a number of complex and subjective variables. These variables include the Company’s expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends. The estimated grant date fair values of the employee stock options were calculated using the Black-Scholes valuation model, based on the following assumptions:

	Year Ended December 31, 2006	Nine Months Ended September 30,
		2006	2007
		(unaudited)
Weighted average expected term	5.21 years	5.21 years	5.21 years
Expected volatility	70%	70%	70%
Risk-free interest rate	4.5%–5.1%	4.6%–5.1%	4.1%–4.6%
Dividend yield	0%	0%	0%

The weighted average estimated fair value of the employee stock options granted was $0.82, $0.53 and $1.75 (unaudited) per share for the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007, respectively.

Expected Term

The expected term of stock options represents the average period the stock options are expected to remain outstanding and is based on the vesting term, contractual terms and historical exercise and vesting information used to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Volatility

The expected stock price volatility assumptions for the Company’s stock options for the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007 (unaudited) were determined by examining the historical volatilities for industry peers, referred to as “guideline” companies, as the Company did not have any trading history for the Company’s common stock. In evaluating similarity, the Company considered

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

factors such as industry, stage of life cycle and size. The Company will continue to analyze the historical stock price volatility assumption as more historical data for the Company’s common stock becomes available.

Risk-Free Rate

The risk-free interest rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the Company’s stock options.

Dividend Yield

The expected dividend assumption is based on the Company’s history and expectation of dividend payouts.

Common Stock Value

The estimated fair value of the Company’s common stock during the year ended December 31, 2006 and nine months ended September 30, 2006 and 2007 was determined by its board of directors with the assistance of management. In connection with the preparation of the Company’s financial statements for the year ended December 31, 2006 and nine months ended September 30, 2006 and 2007, the Company reassessed the fair value of its common stock for purposes of calculating stock-based compensation expense. The Company performed a reassessment of the fair value of its common stock in July 2006 utilizing a prior sale of company stock approach and a reassessment of the fair value in May 2007 utilizing a probability-weighted expected return approach. The Company performed a contemporaneous valuation in September 2007 utilizing a probability-weighted expected return approach. The Company then determined a reassessed fair value for each grant date by ratably assigning incremental value between the deemed January 1, 2006 fair value and the reassessed July 2006 and May 2007 valuations and the contemporaneous September 2007 valuation.

The Company determined that the reassessed fair value of the granted options to purchase 294,500 shares of common stock during 2006 ranged from $0.36 to $1.44 per share and that the reassessed value of the granted options to purchase 1,798,300 shares of common stock for the nine months ended September 30, 2007 ranged from $1.61 to $3.19. Information on employee stock options granted in 2006 and for the nine months ended September 30, 2007 is summarized as follows:

Grants Made During Quarter Ended	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Reassessed Fair Value Per Share	Average Intrinsic Value Per Share
March 31, 2006	80,500	$0.20	$0.36	$0.16
June 30, 2006	79,000	0.23	0.94	0.71
September 30, 2006	—	—	—	—
December 31, 2006	135,000	0.43	1.41	0.98
March 31, 2007	8,500	0.43	1.61	1.18
June 30, 2007	—	—	—	—
September 30, 2007	1,789,800	1.36	2.39	1.03

Forfeitures

SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience and did not have a material impact on stock-based compensation expense in the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007 (unaudited).

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Basic and diluted net loss per share for the year ended December 31, 2006 and nine months ended September 30, 2007 was not materially different, than if the Company had continued to account for employee stock-based compensation under APB No. 25.

As of December 31, 2006 and September 30, 2007, total compensation cost related to unvested stock options not yet recognized in the financial statements was $206,000 and $2,927,000 (unaudited), respectively, and the weighted average period over which it is expected to be recognized is 3.51 and 3.62 years (unaudited), respectively.

At December 31, 2006, options to purchase 4,844,430 shares with a weighted average exercise price of $0.20 per share, a weighted average remaining contractual term of 7.2 years and an aggregate intrinsic value of $6.3 million were outstanding and exercisable. At September 30, 2007 (unaudited), options to purchase 6,207,255 shares with a weighted average exercise price of $0.50 per share, a weighted average remaining contractual term of 7.4 years and aggregate intrinsic value of $18.9 million were outstanding and exercisable. At December 31, 2006 options to purchase 3,150,703 shares with weighted average exercise price of $0.18 per share, a weighted average remaining contractual term of 6.8 years and an aggregate intrinsic value of $4.2 million were vested. At September 30, 2007 (unaudited), options to purchase 3,634,984 shares with a weighted average exercise price of $0.20 per share, a weighted average remaining contractual term of 6.2 years and an aggregate intrinsic value of $12.1 million were vested.

Aggregate intrinsic value shown is equal to the difference between the exercise price of the underlying stock options and the fair value of the Company’s common stock for options that were in the money. The total intrinsic value of options exercised for the year ended December 31, 2006 and nine months ended September 30, 2007 was $188,000 and $606,000 (unaudited), respectively.

Stock-Based Compensation for Non-employees

Stock-based compensation expense related to stock options granted to non-employees is recognized on an accelerated basis as the stock options are earned. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the services received. The fair value of the stock options granted to non-employees is calculated at each reporting date using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following weighted average assumptions:

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Risk-free interest rate	4.5%	4.5%	4.7–5.3%	4.7–5.3%	4.6–5.2%
Expected average life	10 years	10 years	10 years	10 years	10 years
Dividend yield	0%	0%	0%	0%	0%
Expected volatility	75%	75%	75%	75%	75%

The stock-based compensation expense will fluctuate as the fair market value of the common stock fluctuates. In connection with the grant of stock options to non-employees, the Company recorded stock-based compensation during the years ended December 31, 2004, 2005 and 2006 and, cumulatively, for the period from July 25, 2000 (date of inception) to December 31, 2006 of $19,000, $10,000, $184,000 and $225,000, respectively, and $151,000 and $315,000 for the nine months ended September 30, 2006 and 2007 (unaudited), respectively.

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 11—INCOME TAXES:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2006 and 2005 are presented below (in thousands):

	2005	2006
Net operating loss carryforwards	$14,123	$20,297
Research and development credits carryforwards	1,398	1,796
Capitalized costs	3,833	2,971
Other	882	196

	20,236	25,260
Valuation allowance	(20,236)	(25,260)

	$—	$—

Due to the uncertainties surrounding the realization of deferred tax assets through future taxable income, the Company has provided a full valuation allowance and, therefore, no benefit has been recognized for the net operating loss and other deferred tax assets. The valuation allowance increased $5,041,000, $7,336,000 and $5,024,000 during the years ended December 31, 2004, 2005 and 2006, respectively.

At December 31, 2006, the Company has a net operating loss carryforward of approximately $51,283,000 and $49,033,000 for Federal and state tax purposes, respectively. If not utilized, these carryforwards will begin to expire in 2020 and 2012, respectively.

The Company has research credit carryforwards of approximately $1,070,000 and $1,143,000 for federal and state income tax purposes, respectively. If not utilized, the Federal carryforward will begin to expire in 2020. The California credit can be carried forward indefinitely.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carryforwards could be restricted.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes: An Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS 109”), by defining the minimum recognition threshold a tax position is required to meet before being recognized in our financial statements. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company adopted FIN 48 on January 1, 2007 and as a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. The Company does not expect any material changes.

The Company recognizes interest and penalties related to uncertain tax positions as a component of tax expense. As of September 30, 2007 (unaudited), the Company has no accrued interest or penalties related to uncertain tax positions.

EMPHASYS MEDICAL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Company files income tax returns in the United States and various individual states. Because of net operating loss carryforwards, all of the Company’s tax years remain open to tax examinations. There are no tax examinations currently in progress.

NOTE 12—EMPLOYEE BENEFIT PLAN:

Effective March 2002, the Company implemented a retirement savings plan (the “Savings Plan”) which qualifies as a deferred savings plan under section 401(k) of the Internal Revenue Code. All full-time employees are eligible to participate in the Savings Plan and allowed to contribute up to 25% of the total compensation, not to exceed the amount allowed by the applicable statutory prescribed limit. There have been no contributions made to the Savings Plan by the Company since inception.

NOTE 13—SUBSEQUENT EVENTS:

In October 2007, the Company’s board of directors approved the adoption of the Company’s 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan, subject to the approval of the Company’s stockholders, to become effective on the effectiveness of the Company’s initial public offering.

The Company drew down an additional $3.0 million in each of October and November 2007 under the $15.0 million loan commitment agreement entered into in September 2007.

In January 2008, the Company’s board of directors approved a reverse stock split to be effected in connection with the Company’s initial public offering. The reverse stock split is subject to stockholder approval.

:THETECHNOLOGY

Zephyr® Endobronchial Valve (EBV)

Self-expanding Metal Retainer

The main body of the Zephyr EBV consists of a self-expanding metal retainer covered in silicone. The retainer is designed to conform to the bronchial wall, providing an airtight seal while also allowing the valve to be grasped and removed if necessary.

One-way Valve

The one-way valve is designed to prevent air from entering diseased portions of the lung while allowing trapped air and fluids to escape.

Zephyr EBV Delivery Catheter

The valve delivery catheter is passed through the working channel of a standard flexible bronchoscope, allowing the physician to directly visualize each valve placement. A measurement gauge is attached to the end of the catheter to assist in proper valve sizing.

The Zephyr® endobronchial valve system has not yet received FDA approval.

emphasys®
Breathing innovation into life.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee.

Amount to be Paid
Securities and Exchange Commission registration fee	$2,648
FINRA filing fee	9,125
NASDAQ Global Market listing fee	100,000
Blue Sky fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous expenses	*

Total	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

The Registrant’s amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

The Registrant’s amended and restated bylaws provide for the indemnification of officers, directors and third parties acting on the Registrant’s behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Registrant’s best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

The Registrant is entering into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and the Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters of the Registrant, the Registrant’s executive officers and directors, and indemnification of the underwriters by the Registrant for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

The Registrant maintains insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2005, the registrant has issued and sold the following unregistered securities:

1. From January 1, 2005 through December 31, 2007, we granted to our employees, directors and consultants options to purchase an aggregate of 2,742,600 shares of our common stock under our 2000 Stock Plan at prices ranging from $0.20 to $3.69 per share for an aggregate purchase price of approximately $3,866,968.

2. From January 1, 2005 through December 31, 2007, we issued and sold to our employees, directors and consultants an aggregate of 808,351 shares of our common stock pursuant to the exercise of stock options granted under our 2000 Stock Plan at prices ranging from $0.10 to $1.33 per share for an aggregate purchase price of approximately $327,624.

3. In June 2006, we issued and sold to 25 accredited investors an aggregate of 7,559,978 shares of Series E convertible preferred stock at a price per share of $2.40 for an aggregate purchase price of approximately $18.1 million.

4. In September 2007, we issued to two lenders warrants to purchase preferred stock with an aggregate exercise price of $825,000, plus 4.5% of the total principal amount of all loans drawn under a loan commitment agreement entered into in September 2007, with an exercise price equal to the lesser of (i) $3.60 per share or (ii) the average of $2.40 and the price per share in this offering.

The issuance of the above securities were deemed to be exempt from registration under the Securities Act with respect to items 3 and 4 above in reliance on Section 4(2) of the Securities Act, or Rule 506 of Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering, and with respect to items 1 and 2 above in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The purchasers of the securities in these transactions represented that, with respect to items 3 and 4 above, they were either accredited investors and, with respect to items 1, 2, 3 and 4 above, they were acquiring the securities for investment only and not with a view toward the public sale or distribution thereof. Such purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933, as amended, and that any resale must be made pursuant to a registration statement or an available exemption from registration. All purchasers either received adequate financial statement or non-financial statement information about the registrant or had adequate access, through their relationship with the registrant, to financial statement or non-financial statement information about the registrant. The sale of these securities was made without general solicitation or advertising.

All certificates representing the securities issued in these transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description

1.1†	Form of Underwriting Agreement.

3.1†	Form of Amended and Restated Certificate of Incorporation of Emphasys Medical, Inc., to be effective upon completion of this offering.

3.2†	Form of Amended and Restated Bylaws of Emphasys Medical, Inc., to be effective upon completion of this offering.

Exhibit No.	Description

4.1	Form of Common Stock Certificate.

4.2†	Amended and Restated Investors’ Rights Agreement, dated June 29, 2006.

4.3†	Amendment to Fourth Amended and Restated Investors’ Rights Agreement.

4.4†	Warrant to Purchase Stock, issued by Emphasys Medical, Inc., to Imperial Bank on March 7, 2001.

4.5†	Warrant to Purchase Stock, issued by Emphasys Medical, Inc. to Venture Lending and Leasing IV, LLC on September 5, 2007.

4.6†	Warrant to Purchase Stock, issued by Emphasys Medical, Inc. to Venture Lending and Leasing V, LLC on September 5, 2007.

5.1*	Opinion of Heller Ehrman LLP.

10.1†	2000 Stock Plan and form of Stock Option Agreement thereunder.

10.2†	Form of Indemnification Agreement by and between Emphasys Medical, Inc. and each of its directors and executive officers.

10.3†	Employment Offer Letter by and between Emphasys Medical, Inc. and Mark Murray dated May 17, 2007.

10.4†	Employment Letter by and between Emphasys Medical, Inc. and John McCutcheon dated August 6, 2007.

10.5†	Offer Letter by and between Emphasys Medical, Inc. and Michael A. Bates dated July 30, 2007.

10.6†	Office Lease Agreement by and between CA-Seaport Centre Limited Partnership and Emphasys Medical, Inc. dated October 31, 2003.

10.7†	Amendment to Office Lease Agreement by and between CA-Seaport Centre Limited Partnership and Emphasys Medical, Inc. dated April 3, 2007.

10.8	2007 Equity Incentive Plan and form of Stock Option Agreement thereunder.

10.9	2007 Employee Stock Purchase Plan.

10.10	Form of Stock Option Agreement under the 2007 Equity Incentive Plan for executive officers.

10.11†	Loan and Security Agreement, including the initial Supplement thereto, by and between Emphasys Medical, Inc., Venture Lending and Leasing IV, Inc. and Venture Lending and Leasing V, Inc. dated September 5, 2007.

10.12†	Form of Stock Option Agreement under the 2000 Stock Option Plan for executive officers.

10.13†	Offer Letter by and between Emphasys Medical, Inc. and Roger Marchetti dated September 24, 2007.

10.14†	Offer Letter by and between Emphasys Medical, Inc. and Herm Rosenman dated September 23, 2007.

10.15†	Cross-License Agreement by and between Spiration, Inc. and Emphasys Medical, Inc. dated January 21, 2005.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Heller Ehrman LLP (included in Exhibit 5.1).

24.1†	Power of Attorney (contained on II-6).

*	To be filed by amendment.
†	Previously filed.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a) The Registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused Amendment No. 4 to this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, California, on the 10th day of January, 2008.

EMPHASYS MEDICAL, INC.

By:	/S/ JOHN G. MCCUTCHEON
John G. McCutcheon
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, Amendment No. 4 to this Registration Statement has been signed by the following persons in the capacities indicated below on the 10th day of January, 2008.

Signature	Title	Date

/S/ JOHN G. MCCUTCHEON John G. McCutcheon	President and Chief Executive Officer, Director (Principal Executive Officer)	January 10, 2008

/S/ MARK A. MURRAY Mark A. Murray	Chief Financial Officer (Principal Financial and Accounting Officer)	January 10, 2008

* Henry A. Plain, Jr.	Chairman of the Board of Directors	January 10, 2008

* Sanjiv Arora	Director	January 10, 2008

* Joshua Baltzell	Director	January 10, 2008

* Michael A. Bates	Director	January 10, 2008

* Michael Carusi	Director	January 10, 2008

* Roger Marchetti	Director	January 10, 2008

* Herm Rosenman	Director	January 10, 2008

* Richard Spalding	Director	January 10, 2008

*By:	/S/ MARK A. MURRAY
Mark A. Murray Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

1.1†	Form of Underwriting Agreement.

3.1†	Form of Amended and Restated Certificate of Incorporation of Emphasys Medical, Inc., to be effective upon completion of this offering.

3.2†	Form of Amended and Restated Bylaws of Emphasys Medical, Inc., to be effective upon completion of this offering.

4.1	Form of Common Stock Certificate.

4.2†	Amended and Restated Investors’ Rights Agreement, dated June 29, 2006.

4.3†	Amendment to Fourth Amended and Restated Investors’ Rights Agreement.

4.4†	Warrant to Purchase Stock, issued by Emphasys Medical, Inc., to Imperial Bank on March 7, 2001.

4.5†	Warrant to Purchase Stock, issued by Emphasys Medical, Inc. to Venture Lending and Leasing IV, LLC on September 5, 2007.

4.6†	Warrant to Purchase Stock, issued by Emphasys Medical, Inc. to Venture Lending and Leasing V, LLC on September 5, 2007.

5.1*	Opinion of Heller Ehrman LLP.

10.1†	2000 Stock Plan and form of Stock Option Agreement thereunder.

10.2†	Form of Indemnification Agreement by and between Emphasys Medical, Inc. and each of its directors and executive officers.

10.3†	Employment Offer Letter by and between Emphasys Medical, Inc. and Mark Murray dated May 17, 2007.

10.4†	Employment Letter by and between Emphasys Medical, Inc. and John McCutcheon dated August 6, 2007.

10.5†	Offer Letter by and between Emphasys Medical, Inc. and Michael A. Bates dated July 30, 2007.

10.6†	Office Lease Agreement by and between CA-Seaport Centre Limited Partnership and Emphasys Medical, Inc. dated October 31, 2003.

10.7†	Amendment to Office Lease Agreement by and between CA-Seaport Centre Limited Partnership and Emphasys Medical, Inc. dated April 3, 2007.

10.8	2007 Equity Incentive Plan and form of Stock Option Agreement thereunder.

10.9	2007 Employee Stock Purchase Plan.

10.10	Form of Stock Option Agreement under the 2007 Equity Incentive Plan for executive officers.

10.11†	Loan and Security Agreement, including the initial Supplement thereto, by and between Emphasys Medical, Inc., Venture Lending and Leasing IV, Inc. and Venture Lending and Leasing V, Inc. dated September 5, 2007.

10.12†	Form of Stock Option Agreement under the 2000 Stock Option Plan for executive officers.

10.13†	Offer Letter by and between Emphasys Medical, Inc. and Roger Marchetti dated September 24, 2007.

10.14†	Offer Letter by and between Emphasys Medical, Inc. and Herm Rosenman dated September 23, 2007.

10.15†	Cross-License Agreement by and between Spiration, Inc. and Emphasys Medical, Inc. dated January 21, 2005.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Heller Ehrman LLP (included in Exhibit 5.1).

24.1†	Power of Attorney (contained on II-6).

*	To be filed by amendment.
†	Previously filed.